Exhibit 99.2
CURALEAF HOLDINGS, INC.
Consolidated Financial Statements
As of and for the Years Ended
December 31, 2024 and 2023
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Curaleaf Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Curaleaf Holdings, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, temporary equity and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2025, expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of inventory

As described in Notes 3 and 8 to the financial statements, the Company’s net inventory as of December 31, 2024, was $220.7 million and consisted of cannabis and non-cannabis raw materials, work-in-process, and finished goods. Inventory is recorded at cost and subsequently measured at the lower of cost and net realizable value. Significant inputs and assumptions include the allocation of production and overhead costs to units produced. Additionally, the Company records a provision for aged, obsolete, or unsellable inventory, which requires significant judgment. The Company periodically reviews its inventory to identify aged, obsolete, or unsellable items by considering factors such as inventory levels, expected product life, and forecasted sales demand.

The valuation of inventory was identified as a critical audit matter due to the significant assumptions management applied in determining inventory valuation and the increased level of audit effort required to assess the reasonableness of management’s assumptions and estimates.

The primary audit procedures performed to address this critical audit matter included:

•Obtained an understanding of and evaluated the design, implementation, and operating effectiveness of internal controls related to inventory valuation, including the allocation of production and overhead costs.
•Evaluated management’s policy for setting standard costs, including yield and lifecycle assumptions, and assessed the reasonableness of significant assumptions by testing inventory costs against historical production data and third-party purchases.
•Evaluated the appropriateness of management’s methodologies, significant assumptions, and inputs used in assessing net realizable value and determining reserves for slow-moving or excess inventory. This included comparing management’s assumptions to historical trends, independent calculations, current selling prices, and costs, as well as evidence obtained from other audit procedures.
•Tested the mathematical accuracy of inventory valuation calculations and assessed the completeness and accuracy of underlying data.
•Evaluated and tested the appropriateness of management’s cost classification between cost of goods sold and operating expenses, ensuring proper capitalization of inventory costs impacting valuation.
•Evaluated the adequacy and completeness of the disclosures related to inventory in the financial statements, ensuring compliance with applicable accounting standards.

Evaluation of the impairment analysis for goodwill and intangible assets

As described in Note 12 to the financial statements, the carrying values of the Company’s goodwill and intangible assets, net of accumulated amortization, were $628.9 million and $1,085.4 million, respectively, as of December 31, 2024. The Company conducts impairment testing annually or when a triggering event occurs. Impairment charges are determined by comparing the fair value of the reporting unit to its carrying amount. The Company did not recognize any impairment losses on its goodwill or intangible assets for the year ended December 31, 2024.

We identified the evaluation of goodwill and intangible asset impairment as a critical audit matter due to the high degree of auditor judgment required to assess the significant assumptions used in determining fair value estimates. This evaluation involved the use of professionals with specialized skills and knowledge. Additionally, the sensitivity of reasonably possible changes to these assumptions could have a significant impact on the fair value determination and the Company’s impairment assessment.

The primary audit procedures performed to address this critical audit matter included:

•Obtained an understanding of and evaluated the design, implementation, and operating effectiveness of internal controls related to management’s impairment assessment process for goodwill and intangible assets.
•Assessed the appropriateness of the reporting units considered in management’s impairment analysis, ensuring alignment with the Company’s organizational structure and financial reporting.
•Evaluated the goodwill impairment analysis performed by a third-party valuation specialist engaged by management, including assessing key assumptions, methodologies, and consistency with relevant accounting standards.
•Evaluated management’s qualitative assessment of impairment over long-lived assets held and used for reasonableness.
•Reviewed the credentials and expertise of the third-party valuation firm to determine whether its personnel had the necessary qualifications, experience, and industry knowledge to perform the impairment analysis.
•Assessed the reasonableness of the Company’s forecasted sales growth rates and margins by comparing growth assumptions to historical performance, industry trends, and relevant market data.
•With the assistance of our firm’s valuation specialists, we tested the appropriateness of management’s judgments and assumptions in its impairment analysis, including:
◦Verified the mathematical accuracy of the impairment calculations and assessed the completeness and accuracy of the underlying data used.
◦Evaluated the appropriateness of the valuation methodologies applied by management, as well as the reasonableness of key assumptions and inputs, including discount rates, market multiples, risk-free rate, and the weighted-average cost of capital.
◦Performed sensitivity analyses to assess the impact of potential changes in key assumptions on the fair value of reporting units deemed at risk of impairment.
◦Compared management’s key assumptions to historical financial performance, industry and market trends, and corroborating audit evidence to assess their reasonableness.
•Evaluated the adequacy and completeness of the disclosures related to goodwill and intangible assets in the financial statements, ensuring compliance with applicable accounting standards.

Evaluation of uncertain tax positions

As described in Notes 3 and 23 to the financial statements, the Company has taken uncertain tax positions based on legal interpretations that challenge its tax liability under Internal Revenue Code Section 280(E) and inventory costs for tax purposes. The Company has filed amended federal and state tax returns with refund claims for several entities related to tax years prior to 2023 based on these positions. Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. As of December 31, 2024, the Company’s uncertain tax position was $392.2 million.

Auditing management’s estimate of the amount of tax benefit that qualifies for recognition involved especially challenging judgment because management’s estimate is complex, highly subjective and based on interpretations of tax laws and legal rulings.

The primary audit procedures performed to address this critical audit matter included:

•With the assistance of our tax specialists, we assessed the technical merits of the Company’s tax positions, including evaluating income tax interpretations and third-party advice from a law firm obtained by the Company and the Company’s process of filing tax returns with uncertain tax positions.
•Evaluated the appropriateness of the Company’s accounting for its tax positions taking into consideration relevant federal and state income tax laws.
•Analyzed the Company’s assumptions and data used to determine the amount of tax benefit to recognize and tested the completeness and accuracy of the calculations.
•Evaluated the adequacy of the Company’s financial statement disclosures related to these tax matters.

We have served as the Company’s auditor since 2022.
/s/ PKF O’Connor Davies, LLP

New York, New York
March 3, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Curaleaf Holdings, Inc.
Opinion on Internal Control Over Financial Reporting

We have audited Curaleaf Holdings, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control–Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive loss, temporary equity and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and our report dated March 3, 2025, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PKF O’Connor Davies, LLP
New York, New York
March 3, 2025
4

Curaleaf Holdings, Inc.
Consolidated Balance Sheets
(in thousands)

		As of
	Note	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash, cash equivalents and restricted cash	3	$107,226	$91,818
Accounts receivable, net of allowance for credit losses of $2,722 and $6,717, respectively	7,28	66,031	55,660
Inventories, net	8	220,654	215,913
Assets held for sale	5,6	7,191	17,795
Prepaid expenses and other current assets		28,128	30,397
Notes receivable - current	9	451	7,020
Total current assets		429,681	418,603
Deferred tax asset	23	401	419
Note receivable - net of current	9	2,037	—
Property, plant and equipment, net	10	546,426	571,627
Right-of-use assets, finance lease, net	11	105,168	143,203
Right-of-use assets, operating lease, net	11	116,519	118,435
Intangible assets, net	12	1,085,397	1,172,445
Goodwill	12	628,884	626,628
Income tax receivable	23	20,041	30,168
Investments and other assets	13	14,982	15,048
Total assets		$2,949,536	$3,096,576

Curaleaf Holdings, Inc.
Consolidated Balance Sheets
(in thousands)

		As of
	Note	December 31, 2024	December 31, 2023
Liabilities, Temporary equity and Shareholders’ equity
Current liabilities:
Accounts payable	28	$79,129	$79,319
Accrued expenses	14,28	102,188	101,311
Income tax payable	23	23,414	198,056
Lease liabilities, finance - current	11	10,995	9,428
Lease liabilities, operating - current	11	17,333	15,993
Notes payable - current	15,27	101,723	39,478
Contingent consideration liability - current	4,28	3,310	11,901
Deferred consideration liability - current	4,28	33,068	22,342
Financial obligations - current	11	7,208	5,777
Liabilities held for sale	5,6	8,905	9,173
Other current liabilities	28	652	1,256
Total current liabilities		387,925	494,034
Deferred tax liability	23	244,601	297,185
Notes payable - net of current	15,27	466,897	548,289
Lease liabilities, finance - net of current	11	150,683	159,961
Lease liabilities, operating - net of current	11	106,192	110,398
Uncertain tax position	23, 28	392,188	79,142
Contingent consideration liability - net of current	4,28	2,837	4,724
Deferred consideration liability - net of current	4,28	2,000	21,310
Financial obligations - net of current	11	201,687	208,895
Other long-term liabilities	28	1,133	1,346
Total liabilities		1,956,143	1,925,284

Commitment and contingencies	26

Temporary equity:
Redeemable non-controlling interest contingency	17	132,179	120,650

Shareholders’ equity:
Additional paid-in capital	16	2,237,468	2,204,318
Treasury shares	16	—	(1,050)
Accumulated other comprehensive loss		(20,080)	(11,875)
Accumulated deficit		(1,356,174)	(1,140,751)
Total shareholders’ equity		861,214	1,050,642
Total liabilities, temporary equity and shareholders’ equity		$2,949,536	$3,096,576

The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Operations
(in thousands, except for share and per share amounts)

		Years Ended
	Note	December 31, 2024	December 31, 2023
Revenues, net:	22
Retail and wholesale revenues		$1,336,706	$1,340,778
Management fee income		6,096	5,854
Total revenues, net		1,342,802	1,346,632
Cost of goods sold		703,554	732,183
Gross profit		639,248	614,449
Operating expenses:
Selling, general and administrative	19	421,532	414,773
Share-based compensation	18	25,696	20,010
Depreciation and amortization	10,11,12	171,823	136,783
Total operating expenses		619,051	571,566
Income from continuing operations		20,197	42,883
Other income (expense):
Interest income		776	23
Interest expense	15	(59,353)	(57,966)
Interest expense related to lease liabilities and financial obligations	11	(41,263)	(42,416)
Loss on impairment	10,11,12	(54,245)	(67,076)
Other income, net	21	16,259	186
Total other expense, net		(137,826)	(167,249)
Loss before provision for income taxes		(117,629)	(124,366)
Provision for income taxes	23	(98,592)	(114,589)
Net loss from continuing operations		(216,221)	(238,955)
Net loss from discontinued operations	6	(5,786)	(51,382)
Net loss		(222,007)	(290,337)
Less: Net loss attributable to non-controlling interest	2,17	(6,584)	(9,140)
Net loss attributable to Curaleaf Holdings, Inc.		$(215,423)	$(281,197)

Per share – basic and diluted:(1)	24
Net loss per share from continuing operations, net of the loss per share and excess redemption value attributable to non-controlling interest		$(0.31)	$(0.32)
Net loss per share from discontinued operations, net of loss per share attributable to non-controlling interest		(0.01)	(0.07)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted		$(0.32)	$(0.39)
Weighted average common shares outstanding – basic and diluted		740,825,099	724,124,894
(1) While the recognition of excess redemption value only impacts the Consolidated Balance Sheets, ASC 480-10, Distinguishing Liabilities from Equity, requires the excess redemption value be factored into the Company's computation of earnings per share - basic and diluted. See Note 24 — Earnings per share for further details.

The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Years Ended
	December 31, 2024	December 31, 2023
Net loss from continuing operations	$(216,221)	$(238,955)
Effect of exchange rate differences	(12,838)	11,230
Net comprehensive loss from continuing operations	(229,059)	(227,725)
Net comprehensive loss from discontinued operations	(5,786)	(51,382)
Net comprehensive loss	(234,845)	(279,107)
Less: Net comprehensive loss attributable to non-controlling interest	(11,217)	(4,629)
Net comprehensive loss attributable to Curaleaf Holdings, Inc.	$(223,628)	$(274,478)
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Temporary Equity and Shareholders’ Equity
(in thousands, except for share amounts)

		Redeemable non-controlling interest contingency	Common shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total Curaleaf Holdings Inc. Shareholders' Equity
			Number of Shares
	Note		SVS*	MVS*
Balances as of December 31, 2022		$121,113	623,520,125	93,970,705	$2,163,061	$(5,208)	$(18,594)	$(859,554)	$1,279,705
Issuance of shares in connection with acquisitions	4,18	—	12,329,002	—	17,375	—	—	—	17,375
Issuance of shares in connection with public offering	2,16	—	2,700,000	—	11,497	—	—	—	11,497
SVS* contributed to Curaleaf, Inc. in connection with the Reorganization	2,16	—	(254,315)	—	—	(1,050)	—	—	(1,050)
Acquisition escrow shares returned and retired	18	—	(350,794)	—	(2,465)	—	—	—	(2,465)
Contribution from non-controlling interest	17	4,166	—	—	—	—	—	—	—
Foreign currency translation gain		4,511	—	—	—	—	6,719	—	6,719
Exercise of stock options	18	—	211,775	—	48	—	—	—	48
Issuance of SVS* for settlement of RSUs*	18	—	1,601,305	—	—	—	—	—	—
Reclassifications	2	—	—	—	(5,208)	5,208	—	—	—
Share-based compensation	18	—	—	—	20,010	—	—	—	20,010
Net loss		(9,140)	—	—	—	—	—	(281,197)	(281,197)
Balances as of December 31, 2023		120,650	639,757,098	93,970,705	2,204,318	(1,050)	(11,875)	(1,140,751)	1,050,642
Issuance of shares in connection with acquisitions	4,18	—	12,800,791	—	32,117	—	—	—	32,117
Acquisition shares returned and cancelled	18	—	(170,158)	—	(535)	—	—	—	(535)
Foreign currency translation loss		(4,633)	—	—	—	—	(8,205)	—	(8,205)
Exercise of stock options	18	—	75,391	—	156	—	—	—	156
Issuance of SVS* for settlement of RSUs*	18	—	3,228,557	—	—	—	—	—	—
Issuance of SVS* for settlement of PSUs*	18	—	396,537	—	—	—	—	—	—
Reclassifications and revisions	2	—	—	—	(1,538)	1,050	—	—	(488)
Excess redemption value above carrying value	17	22,746	—	—	(22,746)	—	—	—	(22,746)
Share-based compensation	18	—	—	—	25,696	—	—	—	25,696
Net loss		(6,584)	—	—	—	—	—	(215,423)	(215,423)
Balances as of December 31, 2024		$132,179	656,088,216	93,970,705	$2,237,468	$—	$(20,080)	$(1,356,174)	$861,214

*as defined herein
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended
	December 31, 2024	December 31, 2023
Cash flows from operating activities:
Net loss from continuing operations	$(216,221)	$(238,955)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	233,233	195,880
Share-based compensation	25,696	20,010
Non-cash interest expense	14,064	14,402
Amortization of operating lease right-of-use assets	16,922	16,034
Loss on impairment	54,245	67,076
Gain on modification and extinguishment of debt	(257)	(2,065)
(Gain) loss on disposal of assets	(4,593)	8,541
Gain on investment	(6,624)	(2,073)
Non-cash adjustments to inventory	(4,661)	13,208
Allowance for credit losses	(224)	2,050
Deferred taxes	(54,663)	(29,900)
Other non-cash expenses (income)	2,683	(5,010)
Payment of contingent consideration liability in excess of acquisition-date fair value	—	(2,095)
Changes in assets and liabilities:
Accounts receivable, net	(7,913)	(12,221)
Inventories, net	2,990	9,851
Prepaid expenses and other current assets	3,292	(4,048)
Income tax receivable	10,126	12,331
Assets held for sale, net of Liabilities held for sale	(131)	3,959
Investments and other assets	(752)	4,546
Accounts payable	(5,634)	2,230
Accrued expenses and other liabilities	292,662	(13,957)
Income tax payable	(174,588)	47,986
Lease liabilities, operating	(16,359)	(16,536)
Net cash provided by operating activities from continuing operations	163,293	91,244
Net cash used in operating activities from discontinued operations	(723)	(15,983)
Net cash provided by operating activities	162,570	75,261

Cash flows from investing activities:
Purchases of property, plant and equipment	(93,153)	(65,446)
Disposals of property, plant and equipment	1,382	—
Proceeds from sale of entities	8,487	—
Acquisition-related cash payments, net of cash acquired	(4,699)	(3,630)
Purchases of intangibles	(5,000)	(4,857)
Purchase of investments	(708)	—
Issuance of notes receivable to third parties	(3,111)	(7,020)
Payments received on notes receivables issued to third parties	628	—
Net cash used in investing activities from continuing operations	(96,174)	(80,953)
Net cash provided by investing activities from discontinued operations	2,345	2,266
Net cash used in investing activities	(93,829)	(78,687)

Curaleaf Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended
	December 31, 2024	December 31, 2023
Cash flows from financing activities:
Proceeds from debt financing	22,017	8,612
Minority interest investment in Curaleaf International	—	4,166
Debt issuance costs	(456)	—
Principal payments on finance lease liabilities	(9,445)	(8,474)
Principal payments on notes payable	(49,339)	(47,213)
Principal payments on financial obligations	(5,777)	(4,308)
Exercise of stock options	156	48
Payments of deferred consideration	(11,250)	(27,358)
Payments of contingent consideration	—	(3,964)
Issuance of common shares, net of issuance costs	—	11,497
Net cash used in financing activities from continuing operations	(54,094)	(66,994)
Net cash used in financing activities from discontinued operations	(144)	(23)
Net cash used in financing activities	(54,238)	(67,017)

Net increase (decrease) in cash, cash equivalents and restricted cash	14,503	(70,443)
Cash, cash equivalents and restricted cash, beginning of period	91,818	163,177
Effect of exchange rate differences	905	(916)
Cash, cash equivalents and restricted cash, end of period	$107,226	$91,818

Non-cash investing & financing activities:
Purchases of property, plant and equipment included in accounts payable and accrued expenses	$15,530	$2,262
Issuance of notes in connection with sale of entities	2,300	—
Issuance of SVS in connection with acquisitions	32,117	17,375
Contingent consideration incurred in connection with acquisitions	6,352	—
Deferred consideration incurred in connection with acquisitions	1,218	12,553
Forgiveness of promissory note in connection with acquisition	(7,020)	—
Non-cash additions to finance and operating right-of-use assets	14,994	1,362
SVS contributed to Curaleaf, Inc. in connection with the Reorganization	—	1,050
Recategorization of net assets from held-for-sale to held-and-used	—	4,792
Excess redemption value above carrying value	22,746	—

Supplemental disclosure of cash flow information:
Cash paid for taxes	$16,486	$100,011
Cash paid for interest	96,364	97,936
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Explanatory Note
Unless otherwise noted or the context otherwise requires, all information provided in the audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 and the accompanying notes (collectively, the “Notes to the Consolidated Financial Statements”) and (together, the “Consolidated Financial Statements”) is given as at December 31, 2024, and references to the “Company”, “Curaleaf” or “Group” refer to Curaleaf Holdings, Inc. (the “Company”), its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest.
Note 1 — Operations of the Company
The Company is a leading producer and distributor of consumer products in cannabis, including hemp-derived THC products, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Find, JAMS, Grassroots, Select and its line of Zero Proof seltzers, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the United States (“U.S.”). Internationally, the Company has a cannabis business with licensed cultivation in Portugal and Canada, pharma grade cannabis processing and manufacturing facilities in Germany, Spain, Canada, Portugal and the United Kingdom (“U.K.”) and licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also operates a medical cannabis clinic and holds a pharmacy license, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden and Norway.
Prior to December 14, 2023, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF”. On December 14, 2023, the Company’s SVS were listed and commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” (the “TSX Listing”) and the Company's SVS were delisted from the CSE at the close of markets on December 13, 2023.
The principal business address of the Company is located at 290 Harbor Drive, Stamford, Connecticut 06902. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
Note 2 — Basis of presentation and consolidation
The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board. The significant accounting policies described in Note 3 — Significant accounting policies have been applied consistently to all periods presented.
In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the Company’s financial position, results of operations and cash flows for the annual periods presented. Certain previously reported immaterial amounts, specific to the Consolidated Statements of Cash Flows, have been reclassified between line items to conform to the current period presentation. Additionally, in Note 23 — Income Taxes, the Company reclassified Section 280E expenses from Non-deductible expenses to Increase in uncertain tax position in the reconciliation of its statutory tax rate on continuing operations to the effective tax rate on continuing operations for the year ended December 31, 2023 to conform to the current period presentation.
The Consolidated Financial Statements include estimates and assumptions of management that affect the amounts reported in the Consolidated Financial Statements. Actual results could differ from these estimates.
Functional and presentation currency
The Consolidated Financial Statements are presented in U.S. dollar (“USD”), which is the reporting currency of the Company, unless otherwise noted. The functional currency of the Company and the domestic entities reflected in the Consolidated Financial Statements is the USD, and the functional currencies of the Company’s international subsidiaries include the Pound Sterling, Euro, Swiss Franc, Polish Zloty and Canadian Dollar. The financial accounts of the Company’s international subsidiaries are translated to USD using exchange rates at specific reporting dates or average rates over the

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
reporting period, as applicable. Unrealized gains and losses resulting from foreign currency translation adjustments are recognized within Accumulated other comprehensive loss, which is a component of Shareholders’ equity on the Consolidated Balance Sheets. Realized transactional exchange gains and losses are included in Other income, net on the Consolidated Statements of Operations.
Basis of measurement
The Consolidated Financial Statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.
Basis of consolidation
The Consolidated Financial Statements include all the accounts of the Company, its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest, through management service agreements (“MSAs”) or other financing arrangements.
All intercompany balances and transactions have been eliminated in consolidation. See Note 3 — Significant accounting policies.
The following table presents the wholly-owned subsidiaries of the Company as well as the entities in which the Company held a controlling financial interest as of December 31, 2024 and 2023:

		As of
		December 31, 2024	December 31, 2023
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
Curaleaf International Holdings Limited	Guernsey	68.5%	68.5%
Curaleaf, Inc.*	DE	—	—
Northern Green Canada Inc.	Canada	100%	— (2)
Bloom Fungibles, LLC	AZ	100%	100%
Focused Employer, Inc.	DE	100%	100%

(1) Based on % of voting interests held by the Company.
(2) The Company acquired Northern Green Canada Inc. (“NGC”) in 2024. See Note 4 — Acquisitions for further details.
* Consolidated by the Company as a variable interest entity. See Note 3 — Significant accounting policies and Note 29 — Variable interest entities for further details.
The following table presents the wholly-owned subsidiaries of Curaleaf International Holdings Limited (“Curaleaf International”) as well as the entities in which Curaleaf International held a controlling financial interest as of December 31, 2024 and 2023:

		As of
		December 31, 2024	December 31, 2023
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
Curaleaf International Limited	UK	100%	100%
Four20 Pharma GmbH(2)	Germany	55%	55%

(1) Based on % of voting interests held by the Company.
(2) The remaining 45% noncontrolling interest is held by the sellers of Four20 Pharma GmbH, which the company acquired in September 2022. See 'Non-controlling interests' herein and Note 17 — Redeemable non-controlling interest for further details.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the wholly-owned subsidiaries of Curaleaf, Inc. as well as the entities in which Curaleaf, Inc., directly or indirectly, held a controlling financial interest as of December 31, 2024 and 2023:

		December 31, 2024	December 31, 2023
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
CLF AZ, Inc.	DE	100%	100%
CLF NY, Inc.	DE	100%	100%
Curaleaf CA, Inc.	DE	100%	100%
Curaleaf KY, Inc.	DE	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	DE	100%	100%
Curaleaf PA, LLC	DE	100%	100%
Focused Investment Partners, LLC	DE	100%	100%
CLF Maine, Inc.	DE	100%	100%
PalliaTech CT, Inc.	DE	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	DE	100%	100%
PalliaTech Florida, Inc.	DE	100%	100%
PT Nevada, Inc.	DE	100%	100%
CLF Sapphire Holdings, Inc.	DE	100%	100%
Curaleaf NJ II, Inc.	DE	100%	100%
GR Companies, Inc.	DE	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	DE	100%	100%
Curaleaf Processing, Inc	DE	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf DH, Inc.	DE	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	DE	100%	100%
Curaleaf Hemp, Inc.	DE	100%	—
Windy City Holding Company, LLC*	IL	—	—
Broad Horizon Holdings, LLC*	MA	—	—

(1) Based on % of voting interests held by Curaleaf, Inc. with the exception of the entities which Curaleaf, Inc. consolidates as variable interest entities.
* Consolidated by Curaleaf, Inc. as a variable interest entity. See Note 3 — Significant accounting policies and Note 29 — Variable interest entities for further details.
Non-controlling interests (“NCI”)
NCI in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value, and the gain or loss triggered by any difference between the carrying value and fair value of the retained interest is included in Other income, net on the Consolidated Statements of Operations.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
NCI with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests (“Redeemable NCI”). Redeemable NCI is considered to be temporary equity and are reported in the mezzanine section between Commitment and contingencies and Shareholders’ equity on the Consolidated Balance Sheets. Redeemable NCI is recorded at the greater of the carrying value, which is adjusted for the NCI’s share of net income or loss generated over the reporting period and the estimated redemption value at the end of the reporting period. In instances where the redemption value of Redeemable NCI is greater than its carrying value and redemption is at least probable, the Company has elected to immediately recognize the entire adjustment through Accumulated deficit on the Consolidated Balance Sheets. This election provides for a more immediate and transparent reflection of the economic impact associated with changes in redemption value, as opposed to accreting the difference over time.
See Note 17 — Redeemable non-controlling interest for further details.
Note 3 — Significant accounting policies
Variable interest entities
The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether it has a controlling financial interest, which is defined by Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”), as the power to direct the activities of a variable interest entity (“VIE”) that most significantly impact the VIE’s economic performance and the obligation to absorb losses of and the right to receive benefits from the VIE that could be potentially significant to the VIE. See Note 2 — Basis of presentation and consolidation and Note 29 — Variable interest entities for further details about the entities consolidated by the Company under the VIE consolidation model.
Cash, cash equivalents and restricted cash
Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023, the Company had a restricted cash balance of $14.2 million and $8.6 million, respectively, related to full collateralization of the Company’s borrowings under its asset-based revolving credit facility and standby letter of credit with East West Bank (“EWB”).
Accounts receivable, net
The Company maintains an allowance for expected credit losses to reflect the potential uncollectability of accounts receivable, based on historical credit loss information as adjusted for current conditions, reasonable and supportable forecasts and the risk characteristics of specific receivables. If current or expected future economic trends, events or changes in circumstances indicate that specific receivable balances may not be collectible, further consideration is given to the collectability of those balances, and the allowance for expected credit losses is adjusted accordingly. Accounts receivable are written off after exhaustive collection efforts occur, and the receivable is deemed uncollectible. The allowance for expected credit losses is recorded within Accounts Receivable, net on the Consolidated Balance Sheets. See Note 7 — Accounts receivable, net for further detail.
Notes receivable
Notes receivables are recognized and measured at amortized cost, representing the initial carrying amount adjusted for any subsequent amortization of principal and any expected credit losses. Interest income on notes receivables is recognized using the effective interest rate method, allocating interest income over the relevant period, based on the carrying amount of the asset and the effective interest rate. See Note 9 — Notes receivable for further detail.
Inventories, net
Inventories, including packaging and supplies, are stated at the lower of cost or net realizable value (“NRV”). NRV is the estimated selling price in the ordinary course of business less estimated costs to sell. If conditions indicate a decline in inventory value, the Company records a write-down to NRV in the period the decline occurs. Inventory write-downs to NRV are not reversed in subsequent periods. The Company utilizes a standard costing methodology to value its

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
inventories. Standard costs are reviewed periodically and adjusted to approximate weighted average cost. The direct and indirect costs of inventories include materials, labor and depreciation expense. All direct and indirect costs related to inventories are capitalized as they are incurred and subsequently recorded at the time the inventoried product is sold within Cost of goods sold on the Consolidated Statements of Operations. The Company reviews its inventories for excess, obsolete, redundant and slow-moving items, and any such inventories are written down to NRV, which is recorded within Cost of goods sold on the Consolidated Statements of Operations. See Note 8 — Inventories, net for further detail.
Intangible assets, net
Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition, while intangible assets that are internally generated are recognized at cost. The useful life of an internally generated intangible asset is the shorter of 15 years or the term specified by an applicable law, regulation or contractual provision. Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Asset class	Estimated useful life
Non-compete agreements	1-15 years
Trade names	1-20 years
Intellectual property and know-how	5-15 years
Licenses and service agreements	5-30 years
The Company reviews the estimated useful lives, residual values and amortization methods of the Company’s intangible assets at each fiscal year-end, and any adjustments deemed to be appropriate are applied prospectively. See Note 12 — Intangible assets, net and Goodwill for further detail.
The Company does not have any intangible assets with indefinite useful lives.
Leases
The Company evaluates contract terms to determine whether the contract constitutes a lease or includes an embedded lease component. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company deems that contract a lease or as containing an embedded lease and evaluates whether the lease arrangement is classified as a finance lease or operating lease at inception. For lease arrangements with an initial term in excess of 12 months, the Company recognizes a lease liability equal to the present value of future lease payments and recognizes a right-of-use (“ROU”) asset equal to the lease liability, subject to certain adjustments. For lease arrangements with an initial term of 12 months or less, the Company does not recognize a lease liability and ROU asset; instead, the Company recognizes the related lease payments as lease expense on a straight-line basis over the lease term, which is recognized within Selling, general and administrative on the Consolidated Statements of Operations. The Company uses its incremental borrowing rate to determine the present value of remaining lease payments, unless the rate implicit in the lease is readily determinable. The Company has elected to combine separate lease and non-lease components into a single lease component for all classes of its leased assets.
Lease payments are in-substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate. Typically, the Company enters into real estate leases that require additional payments for taxes, insurance, maintenance and other common area charges. These expenses are considered non-lease components. If the non-lease components are fixed, the Company accounts for its real estate leases and related fixed non-lease components together as a single lease component used to measure its ROU assets and lease liabilities. If the non-lease components are variable, the variable payments are excluded from the Company’s measurements of its ROU assets and lease liabilities and are expensed as incurred through either Cost of goods sold or Selling, general and administrative.
ROU assets are amortized on a straight-line basis over the earlier of the useful life of the ROU asset or the end of the lease term. On the Consolidated Statements of Operations, amortization of operating lease ROU assets and reduction of operating lease liabilities is recognized as lease expense and amortization of finance ROU assets is recognized within Depreciation and amortization. In addition, the Company records interest expense on its finance lease liabilities using the

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
effective interest method, which is recognized within Interest expense related to lease liabilities and financial obligations on the Consolidated Statements of Operations.
The term the Company assigns to a lease arrangement at commencement is determined based on the noncancellable period for which the Company has the right to use the underlying leased asset, inclusive of any periods covered by extension options that the Company is reasonably certain to exercise or the exercise of which is controlled by the lessor. The Company considers a number of factors when evaluating whether the extension options in its lease arrangements are reasonably certain of exercise, including the location of the leased asset, the length of time before the options can be exercised, expected value of the leased assets at the end of the initial lease terms, relevance of the leased assets to the Company's operations and the cost of negotiating a new lease.
The Company has historically entered into transactions wherein the Company sold real estate property or equipment to a buyer and simultaneously leased back all, or a portion of, the same asset for all, or part of, the asset’s remaining useful life. Transactions such as these are evaluated to determine whether sale leaseback accounting is required. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction, and the Company recognizes a financial liability for the sale proceeds, within Financial obligations - current and Financial obligations - net of current on the Consolidated Balance Sheets. The Company retains the underlying asset in Property, plant and equipment, net and continues to depreciate the asset, based upon the Company’s depreciation policy, over its remaining useful life. The Company uses the effective interest method to allocate lease cash payments between the reduction of the Financial obligations’ principal balance on the Consolidated Balance Sheets and the recognition of interest expense within Interest expense related to lease liabilities and financial obligations on the Consolidated Statements of Operations.
See Note 11 — Leases for further detail.
Impairment of long-lived assets
The Company evaluates the recoverability of its long-lived assets, including property, plant and equipment, ROU assets, definite lived intangible assets and equity investments, whenever events or changes in circumstances indicate that the carrying value of a long-lived asset, or asset group, may not be recoverable. When the Company determines that the carrying value of its long-lived assets may not be recoverable, these long-lived assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the long-lived assets. If the carrying value of a long-lived asset, or asset group, exceeds its fair value, an impairment loss equal to the excess is recognized within Loss on impairment on the Consolidated Statements of Operations, during the period in which the impairment is identified.
Goodwill
Goodwill represents the excess of the consideration transferred for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. See Note 12 — Intangible assets, net and Goodwill for further detail.
Impairment of goodwill
Goodwill is not subject to amortization and is tested annually for impairment, as of October 1 of each year, or more frequently if events or changes in circumstances indicate that the Company’s goodwill might be impaired. To determine whether the Company’s goodwill should be tested for impairment outside of the annual cadence, the Company performs a quarterly qualitative assessment to identify potential indicators of impairment, such as significant underperformance relative to historical or projected future operating results, significant changes in the Company’s manner of use of the acquired assets or strategy for the overall business, a significant decrease in the market value of the acquired assets or significant negative industry or economic trends.
Goodwill is tested for impairment at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment and represents a component, or group of components, for which discrete financial information is available and reviewed regularly by segment management.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Goodwill is deemed to be impaired if the carrying value of a reporting unit, including allocated goodwill, exceeds its fair value (but not below zero), as determined using both an income and a market approach; an impairment loss equal to the excess is recognized within Loss on impairment on the Consolidated Statements of Operations, during the period in which the impairment is identified.
Deferred charges: debt financing
The Company’s deferred charges include financing costs and debt discounts or debt premiums that were incurred in connection with its execution of new, or modification of existing, debt financing. Deferred charges related to term loans are netted against the carrying amount of the debt within Notes payable - net of current on the Consolidated Balance Sheets. Deferred charges related to revolving lines of credit are capitalized within Prepaid expenses and other current assets or Investments and other assets on the Consolidated Balance Sheets, depending on the maturity dates of the revolving lines of credit. Deferred charges are amortized using the effective interest method and recognized within Interest expense on the Consolidated Statements of Operations.
Commitments and contingencies
The Company recognizes contingent liabilities when such contingencies are probable and reasonably estimable, within Accrued expenses on the Consolidated Balance Sheets. Losses related to contingencies are typically recognized within Other income, net on the Consolidated Statements of Operations.
The Company recognizes legal costs for contingencies in the period in which the costs are incurred within Selling, general and administrative on the Consolidated Statements of Operations. See Note 26 — Commitments and contingencies for further detail.
Income taxes
The Company’s Provision for income taxes on the Consolidated Statements of Operations is comprised of current and deferred taxes, except to the extent that the income tax expense related to a business combination, items recognized directly within Shareholders’ equity on the Consolidated Balance Sheets.
Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. The Company reassesses the need for a valuation allowance at the end of each fiscal quarter and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforwards.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. For the years ended December 31, 2024 and December 31, 2023, the Company has adopted a new federal and state income tax position, supported by legal interpretations, asserting that the restrictions of Section 280E of the Internal Revenue Code (“Section 280E”) do not apply to the Company’s cannabis operations (“280E position”). The Company recorded an uncertain tax liability on the Consolidated Balance Sheets for tax positions taken based on the 280E Position. In addition, the Company filed amended federal and state income tax returns with refund claims for several of the Company's business entities for tax years prior to 2023. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
While the Company believes its position is supported by sound legal reasoning, the cannabis industry remains in a complex regulatory environment. The illegality of cannabis under U.S. federal law poses unique challenges and uncertainties, including the potential for differing interpretations and enforcement actions. The Company is prepared to vigorously defend its tax position, if challenged, and will continue to monitor legal developments in this matter closely; however, the Company cannot be certain that it will prevail on this issue with the Internal Revenue Services (the “IRS”). As a precautionary measure, if the Company were not to prevail, reserves have been established to mitigate the potential financial impact of such a determination, which is recognized within the Company’s Uncertain tax position liability on the Consolidated Balance Sheets. There was a $313.0 million increase in the Company’s Uncertain tax position liability from December 31, 2023 to December 31, 2024 due to the 280E position, which was offset by a corresponding reduction in the Company’s Income tax payable. The Company believes it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, while its 280E position is reviewed by the IRS and certain state tax authorities.
See Note 23 — Income Taxes for further detail.
Revenue recognition
Revenue is recognized by the Company in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), pursuant to which the Company recognizes revenue when the control of a promised good or service is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the transferred good or service.
In order to recognize revenue under ASC 606, the Company applies the following five-step model:
i.Identify a customer along with a corresponding contract;
ii.Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
iii.Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
iv.Allocate the transaction price to the performance obligation(s) in the contract; and
v.Recognize revenue when or as the Company satisfies the performance obligation(s).
The majority of the Company’s performance obligations are satisfied at a point in time; either upon delivery and acceptance of the Company’s goods or services by its wholesale customers or immediately upon transfer of the Company’s goods or services to its retail customers. Revenues from the Company’s cannabis sales are recorded net of sales discounts at the time of delivery to the customer. Payment is typically due upon transfer of the Company’s products to the customer or within a specified time period permitted under the Company’s credit policy.
Retail and wholesale revenues
The Company derives its domestic retail and wholesale revenues from U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and other hemp-derived products. The Company sells directly to customers at its retail dispensaries and sells wholesale to third-party dispensaries or processors.
Internationally, the Company derives retail revenues in the U.K., where it holds a pharmacy license that enables it to fulfill cannabis prescriptions directly to the patient through its online pharmacy. The Company also supplies cannabis on a wholesale basis to pharmacies and other distributors based in Australia, New Zealand, Canada and across Europe, including Germany, Italy and Poland. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Germany, Spain and the U.K.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases. Loyalty reward points earned by the Company’s retail customers on products purchased are recognized as a reduction of revenue at the time of sale. Loyalty points earned are recognized within Accrued expenses on the Consolidated Balance Sheets, until redeemed, expired or forfeited. As of December 31, 2024 and 2023, the Company’s Accrued loyalty payable totaled $5.7 million and $5.3 million, respectively.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Promotional discounts and customer loyalty rewards not derived from products purchased by the customer are recognized within Sales and marketing, which is a component of Selling, general and administrative expense on the Consolidated Statements of Operations.
Management fee income
Management fee income is comprised primarily of revenue earned through MSAs pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as logistics service fees and consultation fees earned in the Company’s international operations. The Company recognizes management fee income on a straight-line basis over the term of the associated agreements as services are provided.
See Note 22 — Revenue disaggregation for further detail.
Share-based compensation
The Company recognizes compensation expense for all share-based awards, including stock options, performance stock units (“PSUs”) and restricted stock units (“RSUs”), granted to its employees and directors at the fair value of the awards on the date of grant. The Company uses the Black-Scholes valuation model to determine the grant-date fair value of stock options. In instances where stock options or units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate a wide range of potential future market conditions and uncertainties that could affect the fair value of the underlying.
The inputs into the Black-Scholes valuation model, including the expected term of the instrument, expected volatility, risk-free interest rate and dividend rate are determined by reference to the terms of the underlying instrument as well as the Company’s experience with similar instruments. Expected volatility is estimated based on the historical volatility in the price of the Company’s outstanding SVS, as management believes this is the best estimate of the expected volatility over the expected life of the Company’s stock options granted. The expected life in years represents the period of time that stock options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the stock options granted.
Share-based compensation is amortized on a straight-line basis over the requisite service period of the share-based awards, which is generally the vesting period, and recognized within Share-based compensation on the Consolidated Statements of Operations, with a corresponding increase to Shareholders’ equity on the Consolidated Balance Sheets. The amount recognized as an expense is adjusted to reflect the number of share-based awards for which the related service conditions are expected to be met, such that the total share-based compensation ultimately recognized by the Company is based on the number of share-based awards that meet the related service conditions at the vesting date. The Company recognizes the impact of forfeitures to its share-based compensation as they occur. See Note 18 — Share-based compensation for further detail.
Earnings per share, basic and diluted
The Company presents basic and diluted earnings per share (“EPS”) on its Consolidated Statements of Operations. Basic EPS is calculated by dividing the net income (loss) attributable to the Company’s shareholders by the weighted average number of shares outstanding during the reporting period. Diluted EPS is determined by adjusting the profit or loss attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period, for the effects of all potentially dilutive instruments, which, for the Company, is comprised of share-based awards, contingent equity consideration obligations and convertible debt. Instruments with an anti-dilutive impact are excluded from the calculation of diluted EPS. The Company applies the treasury stock method to calculate the number of potentially dilutive securities with respect to its share-based awards and the if-converted method with respect to any outstanding contingent equity consideration obligations and convertible debt. See Note 24 — Earnings per share for further detail.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. See Note 27 — Related party transactions for further detail.
Business combinations
The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”), which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition or assumption of control. Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition-related transaction costs are recognized as expenses in the period in which the costs are incurred. The excess of consideration transferred over the net assets acquired and liabilities assumed is recognized as goodwill as of the acquisition date. Following initial recognition, goodwill is measured at cost, less any accumulated impairment losses.
The Company utilizes the guidance prescribed by ASC 805, which allows entities to use a screen test to determine if a transaction should be accounted for as a business combination or an asset acquisition. Under the optional screen test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 90% or above, the transaction is generally accounted for as an asset acquisition. In addition, if the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition.
Contingent consideration is measured at fair value at the date of acquisition and included as part of the consideration transferred in a business combination. Contingent consideration classified as a liability requires fair value remeasurement at the end of each reporting period, with adjustments to the fair value of the contingent liability recognized within Other income, net on the Consolidated Statements of Operations. Contingent consideration classified as equity is assessed at the end of each reporting period to determine whether equity classification remains appropriate.
Purchase price allocations may be preliminary and, during the measurement period (not to exceed one year from the date of acquisition), changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.
Operating results associated with acquisitions are included in the Company’s consolidated financial statements from the date of acquisition.
Asset acquisitions
In accordance with ASC 805, the Company defines asset acquisitions as those not pertaining to the acquisition of inputs, processes and outputs that constitute a business. The Company allocates the cost of an asset acquisition, including the acquisition-related transaction costs, to the individual assets acquired and liabilities assumed based on their relative fair values. See Note 4 — Acquisitions for further detail.
Fair value of financial instruments
The Company applies fair value accounting to all financial assets and liabilities that are recognized or disclosed at fair value in its financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
The Company elected to apply the beginning-of-period convention whereby all transfers into and out of Level 3 in the fair value hierarchy are deemed to have had occurred at the beginning of the reporting period. The Company does not reclassify its financial instruments within the fair value hierarchy subsequent to initial recognition, unless a change has occurred in its business model for managing financial instruments. See Note 28 — Fair value measurements and financial risk management for further detail.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time. The Company relies upon historical experience, observable trends and various other assumptions to develop reasonable significant estimates and assumptions, which are then regularly reviewed and updated, as needed, by management. Changes in estimates are accounted for prospectively and are based upon on-going trends or subsequent settlements and the sensitivity level of the estimates and assumptions to changes in facts and circumstances. Although management believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether the Company has a controlling financial interest of a legal entity in which it does not have a majority voting interest is subject to significant judgment and estimates. Considerations include, but are not limited to, voting interests of the VIE, management, service and other agreements with the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. See Note 2 — Basis of presentation and consolidation and Note 29 — Variable interest entities for further detail.
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.
The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets, management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied. The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures, which are based on the historical operations of the acquiree together with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenues. See Note 4 — Acquisitions for further detail.
Share-based compensation - Stock options
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or stock units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that might affect the fair value of the stock option or stock units. In estimating fair value, management is required to make certain significant assumptions and estimates, such as the expected life of stock options, expected volatility in the future price of the Company’s outstanding SVS, expected risk-free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 18 — Share-based compensation for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. In order to determine the amount, if any, the carrying value of its goodwill might be impaired, the Company performs the analysis on a reporting unit level, using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. Not only is the determination of the Company’s reporting units subject to significant management judgment, management has to apply significant judgments in assessing the various inputs that drive the fair value of a reporting unit, such as historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 12 — Intangible assets, net and Goodwill for further detail.
Impairment of long-lived assets
The Company evaluates the recoverability of its long-lived assets (or asset groups) whenever events or changes in circumstances indicate that their carrying value may not be recoverable. This evaluation requires significant management judgment and involves identifying and interpreting key factors, such as significant adverse changes in (i) the market price of a long-lived asset; (ii) the extent or manner in which a long-lived asset is used; or (iii) legal factors or the business climate. Additionally, management’s considerations may include whether (iv) the Company’s accumulated investment in its long-lived asset(s) significantly exceeds the amount originally expected; (v) the Company is experiencing or projecting ongoing operating or cash flow losses; or (vi) it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly earlier than its previously estimated useful life. If management determines the recoverability of the Company’s long-lived asset(s) may not be recoverable, management exercises significant judgment in estimating the undiscounted future cash flows of the affected long-lived asset(s). Changes in the underlying assumptions or conditions can materially affect the value of the Company’s long-lived assets as reported in its consolidated financial statements. See Note 10 — Property, plant and equipment, net, Note 11 - Leases and Note 12 — Intangible assets, net and Goodwill for further detail.
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. The Company’s estimates

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information.
Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;
iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification to held for sale and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell, unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale for further detail.
Discontinued Operations
Pursuant to ASC 205, the Company classifies held for sale assets and liabilities as discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the Company’s operations and financial results. The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as held for sale and discontinued operations. See Note 6 — Discontinued operations for further detail.
Redeemable Non-controlling Interest
Valuation and classification of redeemable non-controlling interests involve significant management judgment and estimates. Determining the estimated redemption value of redeemable non-controlling interests requires a discounted cash flow analysis that incorporates assumptions about the Company’s projected revenue, operating margins and cash flows as well as anticipated economic conditions. The Company also has to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on the balance sheet. Changes in redemption value are influenced by forward-looking factors and may require adjustments that impact

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
retained earnings and/or additional paid-in capital. These estimates and judgments are inherently subjective and sensitive to future economic and market conditions. See Note 17 — Redeemable non-controlling interest for further detail.
New, amended and future accounting pronouncements
The Company has implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board (“FASB”), as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.
Recently Adopted Accounting Standards
Effective January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. Upon adoption, ASU 2023-07 did not materially impact the Consolidated Financial Statements, other than to expand the disclosures within Note 25 — Segment reporting. There was no impact to the Company’s consolidated financial position, results of operations or cash flows.
Effective January 1, 2024, the Company adopted ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 is intended to simplify the accounting for convertible instruments and contracts in an entity’s own equity by (i) eliminating certain separation models, such as the beneficial conversion feature and cash conversion models, which previously required issuers to separately account for conversion features in equity instruments, (ii) requiring the dilutive earnings per share impact of convertible instruments to be determined based on the if-converted method and (iii) reducing the scope of ASC 815-40, Derivatives and Hedging, so that additional types of instruments qualify for equity classification. Upon adoption, ASU 2020-06 did not impact the Company’s consolidated financial position, results of operations or cash flows, as the Company did not possess any in-scope equity instruments. The Company applies the if-converted method to calculate the dilutive impact to the Company’s earnings per share of the Conversion Amount (as defined within) associated with the Company’s Bloom Notes 2025 (as defined within). See Note 15 — Notes payable and Note 24 — Earnings per share for further details.
Global Minimum Tax Rules - Pillar Two
Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate, as described in the Global Anti-Base Erosion Model Rules (otherwise known as Pillar Two) issued by the Organization for Economic Co-operation and Development. Under Pillar Two, a minimum effective tax rate of 15% would apply to multinational companies with consolidated revenues above €750 million. Pillar Two is effective for fiscal years beginning on or after January 1, 2024, in several jurisdictions in which the Company operates. Upon enactment, Pillar Two did not have a material impact on the Company’s Consolidated Financial Statements, and there was no material impact to the Company’s consolidated financial position, results of operations or cash flows.
Recently Issued Accounting Standards
In November 2024, the FASB issued ASU 2024-04, Debt with Conversion and Other Options (“ASU 2024-04”). ASU 2024-04 clarifies the requirements for accounting for a settlement of a convertible debt instrument as an induced conversion and applies to convertible debt instruments with cash conversion features as well as debt instruments that are not currently convertible. ASU 2024-04 is effective for all entities for annual periods beginning after December 15, 2025, and interim periods within those annual periods, and can be applied either on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-04 to the Company and its consolidated financial statements upon adoption.
In November 2024, the FASB issued ASU 2024-03, Reporting Comprehensive Income - Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 requires public business entities to provide disaggregated disclosures of specific income statement expense categories, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, depletion and selling expenses. The amendments introduced by ASU 2024-03 aim to enhance transparency by offering investors more detailed insights into an entity’s expense structure. This additional information is

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
intended to improve investors' ability to understand an entity’s cost structure and to forecast future cash flows. ASU 2024-03 is effective for all entities for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and can be applied either on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-03 to the Company and its consolidated financial statements upon adoption.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09, among other things, requires that public business entities on an annual basis (1) disclose specific categories in the effective tax rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). ASU 2023-09 is effective for all other entities for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 to the Company and its consolidated financial statements upon adoption.
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments introduced by ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in FASB’s Codification with the SEC’s regulations. ASU 2023-06 is effective for all other entities, two years after the effective date of the SEC’s removal of the related disclosure requirements from Regulation S-X or Regulation S-K. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.
In August 2023, the FASB issued ASU 2023-05, Business Combinations— Joint Venture Formations (“ASU 2023-05”). ASU 2023-05, among other things, (1) defines a joint venture as the formation of a new entity without an accounting acquirer and (2) requires that a joint venture measure its identifiable net assets and goodwill, if any, at the formation date, such that the initial measurement of a joint venture’s total net assets is equal to the fair value of 100% of the joint venture’s equity, including any noncontrolling interest in the net assets of the joint venture. ASU 2023-05 is effective for all joint ventures with a formation date on or after January 1, 2025. Early adoption is permitted. The Company will comply with ASU 2023-05 on joint ventures formed on or after January 1, 2025.
Note 4 — Acquisitions
Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from integrating the operations of the acquired businesses, opportunities to enter into new markets and/or expand the Company’s footprint in existing markets as well as the acquisition of other intangibles that do not qualify for separate recognition. Synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales. None of the resultant goodwill from the following acquisitions are expected to be deductible for income tax purposes.
2024 Acquisitions
Northern Green Canada Inc.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of NGC for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its European Union Good Manufacturing Practice (“EU-GMP”) certified product offering. The acquisition of NGC has equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, Poland and the U.K. as well as supporting the Company’s expansion into new international markets.
The Company accounted for its acquisition of NGC as a business combination.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of NGC as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$146
Accounts receivable, net	2,487
Prepaid expenses and other current assets	398
Inventories, net	3,400
Property, plant and equipment, net	10,858
Right-of-use assets	2,842
Licenses	15,387
Trade name	201
Goodwill	5,269
Deferred tax liabilities	(4,131)
Liabilities assumed	(13,084)
Net assets acquired	$23,773

Consideration paid in cash, net of working capital adjustments	$2,368
Equity consideration	15,053
Contingent consideration classified as a liability	6,352
Total consideration	$23,773

Cash outflow, net of cash acquired	$2,222

The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money. The acquisition remains subject to measurement period adjustments, and the Company is in the process of finalizing purchase price accounting. The contingent consideration liability is related to consideration owed to the sellers of NGC, provided certain gross margin targets have been achieved at the end of 2024 (the “NGC Earnout”). 50% of the NGC Earnout is to be paid in cash, with the remaining 50% to be paid in SVS. As of December 31, 2024, the Company has not identified any material measurement period adjustments.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2023. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2023 or of future consolidated operating results. For the NGC acquisition, total unaudited pro forma revenue and net loss were $11.6 million and $5.1 million, respectively, for the year ended December 31, 2024, and $13.4 million and $2.2 million, respectively, for the year ended December 31, 2023.

Revenue and net loss from the acquisition included in the Consolidated Statements of Operations for the year ended December 31, 2024 was $7.4 million and $4.0 million, respectively.
Curaleaf Poland S.A.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A., now known as Curaleaf Poland S.A. (“Curaleaf Poland”) for total consideration of €1.5 million, which consisted of equal parts cash consideration and equity consideration. Additionally, the transaction included deferred consideration based on Curaleaf Poland’s future performance. Curaleaf Poland is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Curaleaf Poland increased the Company’s international footprint.
The Company accounted for its acquisition of Curaleaf Poland as a business combination.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Curaleaf Poland as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$48
Accounts receivable, net	414
Prepaid expenses and other current assets	2
Inventories, net	661
Property, plant and equipment, net	14
Licenses	2,063
Trade name	97
Non-compete agreements	32
Goodwill	931
Deferred tax liabilities	(548)
Liabilities assumed	(891)
Net assets acquired	$2,823

Consideration paid in cash, net of working capital adjustments	$832
Equity consideration	773
Deferred consideration classified as a liability	1,218
Total consideration	$2,823

Cash outflow, net of cash acquired	$784
The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account the time value of money. The acquisition remains subject to measurement period adjustments, and the Company is in the process of finalizing purchase price accounting.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2023. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2023 or of future consolidated operating results. For the Curaleaf Poland acquisition, total unaudited pro forma revenue and net income were $2.7 million and $0.3 million, respectively, for the year ended December 31, 2024 and $0.9 million and $0.1 million, respectively, for the year ended December 31, 2023.
Revenue and net income from the acquisition included in the Consolidated Statements of Operations for the year ended December 31, 2024 was $2.4 million and $0.1 million, respectively.

Dark Heart
On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. via forgiveness of a $7.0 million promissory note plus interest and cash consideration of $1.7 million. The acquisition provided the Company with the opportunity to continue expanding its domestic and international operations, as assets consisted of proprietary cannabis genetics and know-how (including all equipment and lease rights associated with Dark Heart Nursery’s laboratory); the strains from which will be distributed to the Company’s various other cultivation facilities, both domestic and international.
The Company accounted for its acquisition of Dark Heart as an asset acquisition.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the fair value of the assets acquired in the acquisition of Dark Heart as of the acquisition date and an allocation of the consideration to net assets acquired:

Intellectual Property	$9,365
Net assets acquired	$9,365

Consideration paid in cash, net of working capital adjustments	$1,693
Cancelled loan (including accrued interest)	7,672
Total consideration	$9,365
2023 Acquisitions
Deseret Wellness, LLC
On April 6, 2023 the Company completed the acquisition of Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition included three retail dispensaries located in the cities of Park City, Provo and Payson. The Deseret acquisition immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles and concentrates. The Deseret acquisition was accounted for as a business combination.

The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Deseret as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$1,360
Prepaid expenses and other current assets	137
Inventories, net	807
Property, plant and equipment, net	1,692
Right-of-use assets	406
Other assets	57
Licenses	10,620
Trade name	890
Non-compete agreements	230
Goodwill	7,002
Deferred tax liabilities	(3,339)
Liabilities assumed	(5,242)
Net assets acquired	$14,620

Consideration paid in cash	$2,067
Deferred consideration classified as a liability	12,553
Total consideration	$14,620

Cash outflow, net of cash acquired	$707
The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money. The Company incurred and expensed $0.3 million of transaction costs related to the acquisition of Deseret. Subsequent to the acquisition date, the Company recorded a measurement period adjustment to the purchase price allocation to remove the impact of inventory purchased by Deseret from Tryke Companies (dba Reef Dispensaries) (“Tryke”) prior to being acquired by the Company. The Company acquired Tryke in a business combination on October 4, 2022.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Subsequent to the acquisition of Deseret, the Company recorded a measurement period adjustment that reduced the fair value of inventory with a corresponding increase to goodwill in the amount of $0.2 million.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2023. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2023, or of the future consolidated operating results. For the Deseret acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2023, was $13.7 million and $0.6 million, respectively.
Revenue and net income from the acquired Deseret dispensaries included in the Consolidated Statements of Operations for the year ended December 31, 2023, was $9.9 million and $0.6 million, respectively.
Clever Leaves’ Asset Acquisition
On July 5, 2023, Curaleaf Portugal LDA, a subsidiary of Curaleaf International, acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal, for cash consideration, inclusive of direct transaction costs, of €2.7 million. The Clever Leaves acquisition strategically positioned the Company to expand its cultivation capacity at Curaleaf Portugal to meet the expected growth across Europe, especially within the Company’s core markets: Germany and the U.K.
The Company accounted for its acquisition of Clever Leaves as an asset acquisition.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Contingent consideration
Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 3 — Significant accounting policies, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 28 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.
The changes in the Company’s contingent consideration liability as of December 31, 2024 and 2023 are as follows:

	HMS	EMMAC(1)	Sapphire	Four20	Tryke(3)	NGC(2)	Total
Total contingent consideration liability, December 31, 2022	$1,854	$10,361	$3,895	$4,690	$8,310	$—	$29,110
Payments of contingent consideration	(1,854)	(4,529)	(4,112)	(3,414)	—	—	(13,909)
Revaluation of contingent consideration	—	(1,729)	—	1,163	989	—	423
Effect of exchange rate differences	—	621	217	163	—	—	1,001
Total contingent consideration liability, December 31, 2023	—	4,724	—	2,602	9,299	—	16,625
Contingent consideration recognized on acquisition	—	—	—	—	—	6,352	6,352
Issuance of SVS as settlement of contingent consideration	—	—	—	(3,581)	(9,299)	—	(12,880)
Revaluation of contingent consideration	—	(1,820)	—	1,058	—	(3,042)	(3,804)
Effect of exchange rate differences	—	(67)	—	(79)	—	—	(146)
Total contingent consideration liability, December 31, 2024	—	2,837	—	—	—	3,310	6,147
Less: Contingent consideration liability - current	—	—	—	—	—	(3,310)	(3,310)
Contingent consideration liability - net of current	$—	$2,837	$—	$—	$—	$—	$2,837

(1) Consideration is contingent on the ability of EMMAC (as defined herein) to obtain a recreational cannabis license in Europe and is payable in both cash and SVS upon achievement. Payouts, if any, are expected in January 2027.

(2) Consideration was contingent on NGC achieving certain margin targets during the fiscal year ending December 31, 2024 and is payable in both cash and SVS. Payouts are expected to occur in the first quarter of 2025.

(3) Consideration was contingent on Tryke achieving certain EBITDA targets and the resolution of certain indemnity claims. In January 2024, the Company issued 2,367,000 SVS to the sellers of Tryke upon expiration of the indemnification period, which expired 15 months after the closing date of the Tryke acquisition.

Refer to Note 28 — Fair value measurements and financial risk management for additional information on the Company’s determination of the fair value of its contingent consideration liabilities.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Deferred consideration
The changes in the Company’s deferred consideration liability as of December 31, 2024 and 2023 are as follows:

	Deseret	Tryke(1)	NRPC(2)	Curaleaf Poland(3)	Total
Total deferred consideration liability, December 31, 2022	$—	$59,300	$2,000	$—	$61,300
Deferred consideration recognized on acquisition	12,553	—	—	—	12,553
Interest expense on deferred consideration	—	9,710	—	—	9,710
Change in fair value on deferred consideration paid	(2,637)	—	—	—	(2,637)
Payments of deferred consideration	(9,916)	(27,358)	—	—	(37,274)
Total deferred consideration liability, December 31, 2023	—	41,652	2,000	—	43,652
Deferred consideration recognized on acquisition	—	—	—	1,218	1,218
Interest expense on deferred consideration	—	5,913	—	—	5,913
Effect of exchange rate differences	—	—	—	82	82
Reversal of interest expense on deferred consideration	—	(11)	—	—	(11)
Change in fair value on deferred consideration paid	—	—	—	(796)	(796)
Post-closing purchase price adjustment (4)	—	(3,740)	—	—	(3,740)
Payments of deferred consideration	—	(11,250)	—	—	(11,250)
Total deferred consideration liability, December 31, 2024	—	32,564	2,000	504	35,068
Less: Deferred consideration liability - current	—	(32,564)	—	(504)	(33,068)
Deferred consideration liability - net of current	$—	$—	$2,000	$—	$2,000

(1) Deferred consideration is related to the second and third anniversary payment due from the Company to the sellers of Tryke of $21.2 million and $25.0 million, respectively. The second anniversary payment consists of a lump sum payment and monthly installments through October 2025. The third anniversary payment is due in October 2025, and the implied interest rate is 10%.

(2) Deferred consideration is related to the settlement of pending litigation.
(3) Deferred consideration was related to Curaleaf Poland achieving certain earnings metrics and is payable in both cash and SVS. Payouts are expected to occur in the first quarter of 2025.
(4) On October 4, 2024, the Company entered into a settlement agreement with the sellers of Tryke Companies, pursuant to which the Company received a $3.7 million post-closing purchase price adjustment that reduced the Company’s second anniversary payment.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 5 — Assets and liabilities held for sale
The changes in assets and liabilities held for sale are as follows from:

Assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2022	$75,177	$105,275	$180,452
Transferred out, net	(61,961)	(100,696)	(162,657)
Balance at December 31, 2023	13,216	4,579	17,795
Transferred out, net	(6,025)	(4,579)	(10,604)
Balance at December 31, 2024	$7,191	$—	$7,191

Liabilities associated with assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2022	$19,214	$17,315	$36,529
Transferred out, net	(10,927)	(16,429)	(27,356)
Balance at December 31, 2023	8,287	886	9,173
Transferred out, net	184	(452)	(268)
Balance at December 31, 2024	$8,471	$434	$8,905
The following table summarizes the major classes of assets and liabilities classified as held for sale (excluding discontinued operations) as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Assets
Inventories, net	$—	$509
Total current assets	—	509
Property, plant and equipment, net	—	4,002
Right-of-use assets, finance lease, net	—	68
Total non-current assets	—	4,070
Total assets	$—	$4,579

Liabilities
Lease liability, finance lease	$—	$84
Lease liability, operating lease	434	368
Total current liabilities	434	452
Lease liability, operating lease	—	434
Total non-current liabilities	—	434
Total liabilities	$434	$886
Grassroots: Illinois Assets
In the quarter ended June 2023, the Company terminated the marketing of the Company’s Illinois assets (the “Illinois Assets”) and reclassified these assets from held for sale to held and used, as a result of the breach of contract, effective February 25, 2022, by Parallel Illinois, LLC (“Parallel”), with whom the Company had signed definitive agreements on April 1, 2021 to sell the Illinois Assets. In September 2023, the Company and Parallel entered into a Confidential Settlement Agreement to settle the dispute in full (the “Parallel Settlement Agreement”). Under the Parallel Settlement Agreement, the Company received $0.5 million, and Parallel formally released its claims against the Plaintiffs, including

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
with respect to any claim for return of the $10 million deposit paid by Parallel to the Company at the time the definitive agreements were signed.
Phytoscience Management Group, Inc.
In November 2023, the Company signed a definitive agreement to sell 100% of the outstanding capital stock of Phytoscience Management Group, Inc. (“Phytoscience”) to Zenbarn Ventures, Inc. (“Zenbarn”) for cash consideration of $2.8 million, subject to working capital adjustments. Upon signing, the Company received $0.3 million with the remaining consideration paid at close. In conjunction with the sale, the Company also signed an interim management services agreement with Zenbarn to provide certain administrative and operational support services. The Company received the remaining cash consideration of $2.5 million, upon consummation of the sale in November 2024. The Company recognized a total loss of $1.1 million on the transaction.
North Shore Assets
On January 5, 2024, the Company signed a definitive purchase agreement to sell the Company’s rights and interests to certain assets of Curaleaf North Shore, Inc. f/k/a Alternative Therapies Group, Inc. to MassGrow, LLC for total cash consideration of $2.8 million. Upon execution of the agreement, the Company received cash consideration of $1.5 million, and the remaining consideration was paid in October 2024. The sale, which remains contingent on regulatory approval, is expected to be closed by the quarter ending March 31, 2025, subject to certain extensions. The Company recognized a total loss of $0.8 million on the transaction.
Acres Assets
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.3 million, which consists of cash consideration of $1.1 million and the issuance by the Company of a secured note with a principal amount of $2.2 million. The secured note earns interest at 8% per annum and matures in February 2027. In connection with the real estate purchase agreement, the Company signed a membership interest purchase agreement for $0.2 million. The Company recognized a total loss of $17.5 million on the transaction. The sale closed on October 10, 2024.
Sale of Rokshaw Limited’s noncannabis operation
On April 29, 2024, the Company closed on the sale of Rokshaw Limited’s noncannabis operation to Thistle Pharma Limited. The total proceeds received in the sale included cash consideration of £3.3 million consisting of £0.5 million paid upon signing of the definitive agreement, £1.8 million paid at the date of close and £0.5 million payable on the first and second anniversary of the closing date. The Company recognized a total gain of £1.8 million on the transaction.
See Note 9 — Notes receivable for further details of transactions involving deferred payments of cash consideration.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 6 — Discontinued operations
On January 26, 2023, the Company announced a plan to discontinue operations in unprofitable business components operating in unfavorable regulatory environments, which represented a strategic shift that had a major effect on the Company’s operations and financial results. As a result of this plan, the Company reported California, Oregon, Colorado, Michigan, Kentucky CBD and its adult use operations in Maine (“Adult-Use Maine”) as discontinued operations for the years ended December 31, 2024 and 2023. These discontinued operations were components of the Company’s Domestic reportable segment.
Pursuant to ASC 205, the Company has separately classified the financial results of these business components as Net loss from discontinued operations on the Consolidated Statements of Operations. As of December 31, 2024, the Company has deconsolidated and discontinued all operations classified as discontinued operations in 2023, as further detailed below.
California

As of December 31, 2023, the Company had completed the disposition of its operations in California.
Colorado
On June 2, 2023, the Company signed a definitive real estate agreement to sell commercial property of Focused Investment Partners, LLC, located in Pueblo CO, for cash consideration of $0.4 million. The transaction closed on June 26, 2023.
On June 7, 2023, the Company signed a definitive real estate agreement to sell two commercial properties of GG Real Estate, LLC, located in Pueblo, CO, to Appleland, LLC for cash consideration of $0.5 million. The transaction closed on July 13, 2023.
On June 26, 2023, the Company signed a definitive purchase and sale agreement to sell its rights to the property of Los Suenos Farms, LLC, located in Avondale, Colorado, to Mammoth Cassa JV, LLC for cash consideration of $1.5 million. The transaction closed on June 26, 2023.
Completion of these three sales resulted in a loss on disposal of $2.0 million.
Kentucky
In the third quarter of 2023, the Company ceased all of its operations in Kentucky related to the manufacturing and wholesale distribution of CBD products, and classified its Kentucky business component as discontinued operations in the Annual Financial Statements. Upon this classification, the Company recognized a loss of $7.2 million on the impairment of its leased facility in Lexington, Kentucky and associated leasehold improvements and fixed assets (the “Kentucky Facility”) during the year ended December 31, 2023. All equipment specific to the Company’s CBD operations in Kentucky was sold or disposed as of March 31, 2024.

In the first quarter of 2024, the Company made the strategic decision to introduce a new line of hemp-derived THC products via an online direct-to-consumer marketplace and to repurpose its Kentucky Facility for the production of said THC products. Accordingly, the Company ceased marketing the Kentucky Facility and remeasured the associated right-of-use asset and leasehold improvements at the lower of their carrying amount before being classified as held-for-sale and the fair value of the asset upon being reclassified to held-and-used. The Company recognized a gain of $3.9 million on the re-recognition of the Kentucky Facility during the year ended December 31, 2024.
Adult-Use Maine
The Company signed a definitive agreement to sell its rights to the assets of Curaleaf Maine Adult Use, Inc. to Dirigo Naturals, LLC (“Dirigo”) in November 2023. The purchase agreement included a note receivable of $0.1 million and the assumption of select liabilities. In connection with the sale, the Company also signed an interim management services agreement with Dirigo to operate the business on behalf of the Company. The transaction closed on June 28, 2024. The Company has recognized a total loss of $0.3 million on the transaction.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Oregon
The Company signed a definitive asset purchase agreement, effective July 1, 2023, for the sale of its operations in Oregon to Hotbox Farms, LLC. The purchase agreement included cash consideration of $2.0 million, adjusted for working capital provisions. The transaction closed on March 1, 2024. The Company has recognized a total loss of $2.3 million on the transaction.
Michigan
On February 1, 2024, the Company discontinued all operations in Kalamazoo, after assigning the associated lease and selling all property, plant, and equipment associated with the leased facility to Hodai Kalamazoo, LLC. The Company has recognized a total gain of $0.5 million on the transaction.
On March 1, 2024, the Company discontinued all operations in Ann Arbor, after assigning the associated lease and selling all property, plant, and equipment associated with the leased facility to Hodai Ann Arbor, LLC. The Company did not incur any gain or loss as a result of this transaction.
Effective June 1, 2024, the Company discontinued all operations in Battle Creek and Bangor, upon signing a lease termination agreement and selling all property, plant, and equipment associated with the leased facilities. The termination agreement included a fee of $0.2 million, payable in two installments. The first installment of $0.1 million was paid on September 1, 2024, and the second installment of $0.1 million was paid on January 2, 2025. The Company has recognized a total gain of $0.7 million on the transaction.
The following table summarizes the major classes of assets and liabilities of the Company’s discontinued operations as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Assets
Accounts receivable, net of allowance for credit losses	$—	$4,356
Prepaid expenses and other current assets	—	53
Total current assets	—	4,409
Deferred tax asset	7,191	8,514
Property, plant and equipment, net	—	293
Total non-current assets	7,191	8,807
Total assets	$7,191	$13,216

Liabilities
Accounts payable	$—	$665
Accrued expenses	8,318	4,670
Lease liabilities, finance - current	—	28
Lease liabilities, operating - current	140	689
Notes payable - current	—	72
Total current liabilities	8,458	6,124
Notes payable - net of current	—	56
Lease liabilities, finance - net of current	—	285
Lease liabilities, operating - net of current	13	1,822
Total non-current liabilities	13	2,163
Total liabilities	$8,471	$8,287

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the Company’s condensed consolidated statements of operations for its discontinued operations:

	Years Ended
	December 31, 2024	December 31, 2023
Total revenues, net	$706	$20,274
Cost of goods sold	445	37,015
Gross income (loss)	261	(16,741)
Other operating expenses	2,157	13,771
Loss from operations	(1,896)	(30,512)
Total other expense, net	(3,548)	(25,257)
Loss from discontinued operations before provision for income taxes	(5,444)	(55,769)
Benefit from (provision for) income taxes	(342)	4,387
Net loss from discontinued operations	$(5,786)	$(51,382)
Note 7 — Accounts receivable, net
Accounts receivable, net consist of the following as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Trade accounts receivable	$63,990	$59,998
Other receivables	4,763	2,379
Accounts receivable, gross	68,753	62,377
Less: allowance for credit losses	(2,722)	(6,717)
Accounts receivable, net	$66,031	$55,660
Changes in the Company’s allowance for credit losses were as follows:

Allowance for credit losses as of January 1, 2024	$(6,717)
Provision	(276)
Charge-offs and recoveries	4,271
Allowance for credit losses as of December 31, 2024	$(2,722)

Allowance for credit losses as of January 1, 2023	$(4,042)
Provision	(7,541)
Charge-offs and recoveries	4,866
Allowance for credit losses as of December 31, 2023	$(6,717)
Additional information about the Company’s exposure to credit and market risks and impairment losses for its accounts receivable is included in Note 28 — Fair value measurements and financial risk management.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 8 — Inventories, net
Inventories, net consist of the following as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Raw materials:
Cannabis	$43,803	$30,054
Non-Cannabis	16,248	22,064
Total raw materials	60,051	52,118

Work-in-process	60,863	72,988
Finished goods	99,740	90,807
Inventories, net	$220,654	$215,913
As of December 31, 2024 and 2023, the Company recorded an inventory reserve balance of $11.8 million and $12.0 million, respectively, within Inventories, net on the Consolidated Balance Sheets.
During the year ended December 31, 2024 and 2023, the Company recorded inventory write-downs totaling $4.7 million and $13.2 million, respectively, within Cost of goods sold on the Consolidated Statements of Operations related to aged, obsolete or unsellable inventories, inventories that did not meet the Company’s quality standards and inventories whose carrying value exceeded the estimated NRV.
Note 9 — Notes receivable
Notes receivable consists of the following as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Current portion of notes receivable	$451	$7,020
Long-term note receivable	2,037	—
Total notes receivable	$2,488	$7,020
In connection with the Company’s acquisition of all assets of Grace & Co. (dba Dark Heart Nursery), the Company issued a $7.0 million interest bearing promissory note to the seller on October 27, 2023. On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, acquired all assets of Grace & Co. (dba Dark Heart Nursery) via forgiveness of the $7.0 million promissory note plus interest and cash consideration of $1.7 million. See Note 4 — Acquisitions for further details.
On January 1, 2024, Four20 converted €0.8 million of overdue accounts receivable of its customer, Canymed GmbH (“Canymed”), into a note receivable in the amount of €0.8 million. The note assures collectability of the overdue accounts receivable outstanding and is secured by collateral of assets in an amount equal to the outstanding balance. The note is inclusive of interest of 8% and the note receivable was settled in full on January 30, 2025.
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.3 million, which consists of cash consideration of $1.1 million and the issuance of a secured note with a principal amount of $2.2 million. The note is secured by the property and equipment acquired by the borrower. The secured note earns interest at 8% per annum and matures in February 2027. See Note 5 — Assets and liabilities held for sale for further details.
In connection with the sale of Curaleaf Maine Adult Use, Inc., the Company issued a promissory note in the principal amount of $0.1 million (the “Maine Promissory Note”). The principal balance and accrued interest are payable in ten equal monthly installments. The first payment was due on the closing date and subsequent payments due each month thereafter

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
until paid in entirety. The Maine Promissory Note earns interest at 5.17% and matures in March 2025. See Note 6 — Discontinued operations for further details.
Information about the Company’s exposure to credit and market risks and impairment losses for its notes receivable is included in Note 28 — Fair value measurements and financial risk management.
Note 10 — Property, plant and equipment, net
Property, plant and equipment, net consist of the following as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Land	$7,616	$8,026
Building and improvements	503,394	514,777
Furniture and fixtures	203,303	168,846
Information technology	27,445	20,113
Construction in progress	67,772	43,704
Property, plant and equipment, gross	809,530	755,466
Less: Accumulated depreciation	(263,104)	(183,839)
Property, plant and equipment, net	$546,426	$571,627
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.
Depreciation expense totaled $85.0 million and $74.8 million for the years ended December 31, 2024 and 2023, respectively, which includes $51.2 million and $48.5 million recognized as cost of goods sold and $33.9 million and $26.3 million recognized as a component of Operating expenses in the Consolidated Statements of Operations for the years ended December 31, 2024 and 2023, respectively.
Asset Specific Impairment
2024
In the first quarter of 2024, the Company made the strategic decision to introduce a new line of hemp-derived THC products via an online direct-to-consumer marketplace and to repurpose its Kentucky Facility for the production of said THC products. Accordingly, the Company ceased marketing the Kentucky Facility and recognized an impairment gain of $3.9 million, within Loss on impairment on the Consolidated Statements of Operations, during the year ended December 31, 2024.
During 2024, the Company invested in the modernization of several cultivation facilities, resulting in improved yields and a reduction in the Company’s grow canopy requirements. These improvements led to the Company’s decision to shut down operations in certain cultivation facilities, as the additional capacity was no longer required or of no further benefit to the Company. Accordingly, the Company recognized an impairment loss of $12.4 million within Loss on impairment on the Consolidated Statements of Operations during the year ended December 31, 2024.
In Florida, the Company anticipated passage of the November 2024 Florida ballot initiative to legalize adult use cannabis and expanded its production capacity in the state accordingly. Following the ballot initiative's failure in November 2024, the Company reassessed its cultivation capacity in Florida and concluded excess capacity existed in the wake of the failed ballot initiative. In an effort to optimize cultivation operations in Florida, the Company identified assets for closure, halted construction and idled certain assets. Accordingly, during the year ended December 31, 2024, the Company recognized an impairment loss of $43.7 million within Loss on impairment on the Consolidated Statements of Operations, which is inclusive of $18.9 million in connection with assets the Company had retained from a prior period failed sale and leaseback arrangement. See Note 11 — Leases: Failed sale leaseback arrangements for further detail.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
2023
In the third quarter of 2023, the Company ceased all of its operations in Kentucky related to the manufacturing and wholesale distribution of CBD products, and classified its Kentucky business component as discontinued operations in the Annual Financial Statements. Upon this classification, the Company recognized an impairment loss of $7.2 million, within Loss on impairment on the Consolidated Statements of Operations, during the year ended December 31, 2023. All equipment specific to the Company’s CBD operations in Kentucky was sold or disposed as of March 31, 2024.
Due to reduced forecasts for future operating performance at three of the Company’s operations in Nevada, the Company evaluated the recoverability of the associated property, plant and equipment and determined that the carrying values of these assets were not recoverable. Therefore, the Company recorded impairment losses of $7.5 million during the year ended December 31, 2023 for the property, plant and equipment associated with the three Nevada entities including Acres Cultivation, Acres Dispensary and House of Herbs. In addition, the Company recorded an impairment loss of $1.1 million for the property, plant and equipment associated with Kentucky due to the Company’s exit of its operations in the state.
See Note 5 — Assets and liabilities held for sale and Note 6 — Discontinued operations for further detail.
Note 11 — Leases
The Company leases real estate used for dispensaries, cultivation facilities, production plants and corporate offices.
Some of the Company’s leases contain cancellation options, in the event the Company is unable to obtain regulatory approval and permitting for a selected site as well as other contingencies. The Company’s real estate leases may include extension options ranging from one to 20 years, with a typical extension period of five years. The exercise of renewal options is at the Company’s discretion, and neither cancellation nor renewal options are recognized as part of the Company’s measurement of its ROU assets and lease liabilities, until the option period has expired without exercise or until the Company is reasonably certain it will exercise the option. The Company’s decision to exercise a cancellation or renewal option takes into consideration various economic and market conditions, including the size of the Company’s investment in the property as well as the strategic importance of the property location.
During the fourth quarter of 2024, the Company decided to partially abandon certain leases, which had been classified as finance leases, in Nevada and Arizona, as part of its strategic cost optimization measures. As a result, the useful lives of these leases, were shortened beyond the initial estimates at lease inception. A change in the estimated useful life of a long-lived asset is a change in accounting estimate to be accounted for prospectively. Accordingly, the Company accelerated $23.5 million of amortization to reflect the revised lease term, fully depreciating the leased assets as of December 31, 2024.
The components of the Company’s operating and finance lease costs, recognized in the Consolidated Statements of Operations, for the years ended December 31, 2024 and 2023 are as follows:

	Years Ended
	December 31, 2024	December 31, 2023
Finance lease cost:
Amortization of ROU assets(1)	$39,044	$15,406
Interest on finance lease liabilities	17,537	18,265
Total finance lease cost	$56,581	$33,671

Operating lease expense	$30,549	$28,876

Total lease costs(2)	$87,130	$62,547

(1) Amortization expense of ROU assets totaled $39.0 million and $15.4 million for the years ended December 31, 2024 and 2023, respectively, which includes $10.2 million and $10.6 million recognized as cost of goods sold and $28.8 million and $4.8 million recognized as a component of Operating expenses in the Consolidated Statements of Operations for the years ended December 31, 2024 and 2023, respectively.

(2) Excludes expenses incurred on short-term lease and low-value leases totaling $0.2 million for the years ended December 31, 2024 and 2023.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
ROU assets and lease liabilities as of December 31, 2024 and 2023 consist of the following:

	As of
	December 31, 2024		December 31, 2023
	Operating leases	Finance leases	Operating leases	Finance leases
Lease assets:
Right-of-use assets	$167,209	$183,968	$158,547	$183,820
Accumulated amortization	(50,690)	(78,800)	(40,112)	(40,617)
Right-of-use assets, net	$116,519	$105,168	$118,435	$143,203

Lease liabilities:
Lease liabilities - current	$17,333	$10,995	$15,993	$9,428
Lease liabilities - net of current	106,192	150,683	110,398	159,961
Total lease liabilities	$123,525	$161,678	$126,391	$169,389
Cash flows associated with the Company’s leasing arrangements for the years ended December 31, 2024 and 2023 are as follows:

	Years Ended
	December 31, 2024	December 31, 2023
Cash flows from operating activities:
Operating cash flows from operating leases	$(29,920)	$(29,352)
Operating cash flows from finance leases	(17,537)	(18,265)

Cash flows from financing activities:
Financing cash flows from finance leases	(9,445)	(8,474)
Net cash flows from leasing arrangements	$(56,902)	$(56,091)
For the Company’s leasing arrangements, the weighted average remaining lease term as of December 31, 2024 and 2023, and the weighted average discount rate for the years ended December 31, 2024 and 2023 are as follows:

	As of
	December 31, 2024	December 31, 2023
Weighted average remaining lease term (in years) - finance leases	9.2	10.1
Weighted average remaining lease term (in years) - operating leases	6.3	6.9
Weighted average discount rate - finance leases	11.2%	10.7%
Weighted average discount rate - operating leases	11.0%	10.5%
Failed sale leaseback arrangements
In prior fiscal years, the Company entered into sale and leaseback transactions for building improvements and equipment at various domestic cultivation and processing sites. As these arrangements did not qualify for sale recognition under ASC 606 and ASC 842, the Company retained the assets within Property, plant and equipment, net on the Consolidated Balance Sheets assets. In addition, the Company established corresponding financial obligations for the sale proceeds received on these arrangements within Financial obligations - current and Financial obligations - net of current on the Consolidated Balance Sheets.
For the years ended December 31, 2024 and 2023, the expenses incurred by the Company related to its failed sale leaseback arrangements impacted the components of the Consolidated Statements of Operations as follows:

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Years Ended
	December 31, 2024	December 31, 2023
Other income (expense):
Interest on financial obligations	$23,726	$24,151

Operating expenses:
Depreciation on financed property, plant and equipment	17,145	17,715
Total costs associated with failed sale leaseback arrangements	$40,871	$41,866
As of December 31, 2024 and 2023, the assets and obligations that arose from the Company’s failed sale leaseback arrangements are recognized in the Consolidated Balance Sheets as follows:

	As of
	December 31, 2024	December 31, 2023
Property, plant and equipment, net:
Financed property and equipment, net of accumulated depreciation of $59.1 million and $46.0 million, respectively	$143,923	$176,569

Financial obligation:
Financial obligation - current	$7,208	$5,777
Financial obligation - net of current	201,687	208,895
Total financial obligation	$208,895	$214,672
For the years ended December 31, 2024 and 2023, cash flows associated with the Company’s failed sale leaseback arrangements, as recognized in the Consolidated Statements of Cash Flows, were as follows:

	Years Ended
	December 31, 2024	December 31, 2023
Cash flows from operating activities:
Operating cash flows from sale leaseback financial obligations	$(23,726)	$(24,150)

Cash flows from financing activities:
Financing cash flows from sale leaseback financial obligations	(5,777)	(4,308)
Net cash flows from leasing arrangements	$(29,503)	$(28,458)
As of December 31, 2024, maturities of the Company’s lease liabilities, under its non-cancelable leases, and financial obligations were as follows:

Fiscal Year ending December 31,	Operating Leases	Finance Leases	Financial Obligations
2025	$29,757	$27,753	$30,264
2026	28,524	28,175	31,078
2027	26,709	28,724	28,944
2028	24,856	28,061	29,763
2029	20,890	27,928	30,296
2030 and thereafter	41,203	126,741	209,491
Total undiscounted remaining minimum lease payments	171,939	267,382	359,836
Less: imputed interest	(48,414)	(105,704)	(150,941)
Total discounted remaining minimum lease payments	$123,525	$161,678	$208,895

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Asset Specific Impairment
2024
During the year ended December 31, 2024, the Company recognized an impairment loss of $18.9 million in connection with assets the Company had retained from a prior period failed sale and leaseback arrangement. See Note 10 — Property, plant and equipment, net for further details.
2023
During the year ended December 31, 2023, due to the Company’s decision to exit its operations at the House of Herbs facility in Nevada, the Company determined that the carrying value of the associated ROU asset was not recoverable and recognized an impairment loss of $0.2 million.
The Company recognizes impairment losses within Loss on impairment on the Consolidated Statements of Operations.
Note 12 — Intangible assets, net and Goodwill
Intangible assets, net
Identifiable intangible assets consist of the following as of December 31, 2024 and 2023:

As of December 31, 2024	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,290,199	$(331,593)	$958,606
Trade names	166,843	(60,375)	106,468
Intellectual property and know-how	9,365	(1,889)	7,476
Non-compete agreements	32,337	(19,490)	12,847
Intangible assets, net	$1,498,744	$(413,347)	$1,085,397

As of December 31, 2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,279,705	$(248,083)	$1,031,622
Trade names	167,009	(41,998)	125,011
Non-compete agreements	31,716	(15,904)	15,812
Intangible assets, net	$1,478,430	$(305,985)	$1,172,445
The gross carrying amount of intangible assets increased by $20.3 million during the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase in the gross carrying amount of intangible assets is primarily due to the Company’s acquisitions of Dark Heart and Curaleaf Poland in the first quarter of 2024, acquisition of NGC in the second quarter of 2024, as well as the Company’s entry into the adult use market in New York, which required an initial fee to obtain the associated adult use license.
Amortization of intangible assets was $109.2 million and $105.7 million for the years ended December 31, 2024 and 2023, respectively.
During the fourth quarter ended December 31, 2023, the Company determined that the estimated useful lives for the tradenames it acquired in the Tryke acquisition and in the EMMAC acquisition had shorter useful lives than were initially determined at the respective acquisition dates. A change in the estimated useful life of a long-lived asset is a change in accounting estimate to be accounted for prospectively. Accordingly, the Company accelerated the amortization of these two tradenames to reflect their revised remaining useful lives, which now end in fiscal year 2024.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table outlines the Company’s estimated annual amortization expense over the next five years related to its intangible assets as of December 31, 2024:

Fiscal Year	Estimated Amortization
2025	$98,370
2026	97,723
2027	97,164
2028	93,843
2029	87,721
The Company’s remaining weighted average amortization period for its outstanding intangibles as of December 31, 2024 was 12.7 years. The following table outlines the remaining weighted average amortization period for each major class of intangible assets as of December 31, 2024:

Asset class:	Weighted Average Amortization (in years)
Licenses and service agreements	12.9
Trade names	12.4
Intellectual property and know-how	4.0
Non-compete agreements	6.3
Asset Specific Impairment
The Company recognized impairment loss of $7.8 million on its intangible assets for the year ended December 31, 2023, in connection with certain of the Company’s operations in Nevada classified as held-for-sale during the year ended December 31, 2023.
The Company did not recognize any impairment losses on its intangible assets during the year ended December 31, 2024.
Goodwill
The changes in the carrying amount of goodwill by segment and in total were as follows:

	Domestic	International	Total
Balance at December 31, 2022	$553,203	$71,926	$625,129
Change in Assets Held for Sale (Note 5)	41,678	—	41,678
Loss on Impairment	(50,702)	—	(50,702)
Acquisitions (Note 4)	7,002	—	7,002
Purchase price adjustments (Note 4)	—	119	119
Effect of exchange rate differences	—	3,402	3,402
Balance at December 31, 2023	551,181	75,447	626,628
Acquisitions (Note 4)	—	6,137	6,137
Purchase price adjustments (Note 4)	—	63	63
Effect of exchange rate differences	—	(3,944)	(3,944)
Balance at December 31, 2024	$551,181	$77,703	$628,884
Purchase price adjustments relate to measurement period adjustments. See Note 4 — Acquisitions for further details.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Asset Specific Impairment
The Company allocates its goodwill to two reporting units, Domestic and International, which are also the Company’s operating and reportable segments, as discussed in Note 25 — Segment reporting.
In accordance with industry standard, the Company performed its annual impairment assessment on October 1, 2024 for its two reporting units: Domestic and International. The recoverable amount of the reporting units were determined based on the fair value using level 2 and level 3 inputs that were ultimately determined to be market participant assumptions. The recoverable amount for all reporting units were valued using a discounted cash flow model, a variation of the income approach, and corroborated with value indications from certain market approaches, specifically the publicly-traded guideline company method and the comparable transaction method. It is reasonably possible that future changes in assumptions may negatively impact future assessments of the recoverable amount of the Company’s assets. The Company will continue to evaluate the recoverability of its assets on an annual basis.
The significant assumptions applied in the determination of the recoverable amount are described as follows:
i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends;
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators and projected industry growth;
iii.Post-tax discount rate: The post-tax discount rate is reflective of the reporting units’ Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium and after-tax cost of debt based on corporate bond yields; and
iv.Tax rate: The tax rates used in determining the future cash flows were those effectively enacted based on jurisdiction at the respective valuation date.
The recoverable amount of the reporting units were compared to the total reporting unit carrying amount for each reporting unit grouping for impairment testing procedures.
As a result of the annual quantitative goodwill impairment assessment for fiscal year 2023, the Company determined the carrying value of its operations in Nevada was lower than the recoverable amount to the extent that the goodwill previously allocated to Nevada was fully impaired. As a result, the Company recognized an impairment loss for Nevada of $44.0 million during the year ended December 31, 2023, which the Company recognized within Loss on impairment in the Consolidated Statements of Operations.

Reporting Units	Carrying Value of Goodwill	Goodwill Impairment
Nevada	$43,992	$43,992
In addition to the impairment loss resulting from the Company’s annual goodwill impairment assessment, the Company recorded a $6.7 million loss on impairment of goodwill allocated to certain Nevada entities that were classified as held-for-sale during the year ended December 31, 2023.
The Company did not recognize any goodwill impairment losses during the year ended December 31, 2024.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 13 — Investments and other assets

Investments and other assets consist of the following as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Security deposits(1)	$10,322	$10,523
Investments(2)(3)	1,713	2,477
Other assets(4)	2,947	2,048
Total other assets	$14,982	$15,048

(1) Represents security deposits paid by the Company in connection its execution of certain lease arrangements.See Note 11 — Leases for further details.
(2) In the third quarter of 2019, the Company entered into a Real Estate Contribution Agreement with a real estate investment trust (the “REIT”), receiving equity shares in the REIT as part of a sale and leaseback transaction. See Note 11 — Leases for further details.

(3) In the third quarter of 2024, the Company entered into certain investments in support of continued growth within its International segment.
(4) Represents receivables resulting from certain acquisitions of the Company.
Asset Specific Impairment
During the year ended December 31, 2024, the Company remeasured the fair value of its external investments and determined that, as a result of the sequential declines in the net realizable value of the investee, the carrying value of the investment was impaired. The Company recognized an impairment loss on this investment of $1.7 million during the year ended December 31, 2024.
Note 14 — Accrued Expenses

Accrued expenses consist of the following as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Accrued loyalty payable	$5,722	$5,327
Sales taxes payable	7,170	9,971
Excise taxes payable	4,082	3,414
Accrued payroll expenses	29,088	25,227
Interest payable	10,421	6,330
Deferred revenue	2,173	866
Accrued inventory expenses	7,901	8,002
Accrued marketing expenses	2,045	4,306
Accrued legal expenses	4,009	6,275
Property & other taxes payable	1,214	2,243
Other accrued expenses	28,363	29,350
Total accrued expenses	$102,188	$101,311

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 15 — Notes payable
Notes payable consist of the following as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Senior Secured Notes – 2026	$460,000	$475,000
Bloom Notes – 2024	16,500	47,500
Bloom Notes – 2025	60,000	60,000
Seller notes payable	4,364	6,567
ABL Facility – EWB	12,000	6,500
Needham LOC	11,100	—
Other notes payable	15,439	11,889
Less: Unamortized debt discount/premium and deferred financing fees	(10,783)	(19,689)
Notes payable, net of unamortized debt discount/premium and deferred financing fees	568,620	587,767
Less: Notes payable - current	(101,723)	(39,478)
Notes payable - net of current	$466,897	$548,289

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Below is a summary of the Company’s credit facilities outstanding as of December 31, 2024:

Credit facility	Original facility size		Outstanding balance		Stated interest rate		Maturity date
Senior Secured Notes – 2026	$475,000		$460,000		8.0%	(5)	December 15, 2026
Bloom Notes – 2024	50,000	(3)	16,500		10.0%	(6)	January 18, 2025/ October 18, 2024(4)
Bloom Notes – 2025	60,000		60,000		4.0%	(7)	January 17, 2025(13)
Seller notes payable - Scottsdale Note(1)	4,600		4,364		5.0%	(8)	December 1, 2036
ABL Facility - EWB Note	12,000		12,000		6.0%	(12)	August 25, 2025
Needham LOC	40,000		11,100		7.99%	(14)	December 15, 2026(15)
Other notes payable - BHH Note(2)	7,500		7,500		15.0%	(9)	September 30, 2025
Other notes payable - VOWL Note(2)	2,226		1,989		5.9%	(10)	March 30, 2025
Other notes payable - NGC Note(2)	1,600		1,699	(11)	10.0%	(11)	March 31, 2025
Other notes payable - miscellaneous(2)	2,799		4,251		Various		Various
	$655,725		$579,403

(1) The Company has a seller note payable incurred in connection with the Company’s purchase of a building in Scottsdale, Arizona (the “Scottsdale Note”).
(2) The Company has a note payable (the “BHH Note”) with Tangela Holdings, Ltd (“Tangela”) and Portiagate Investment LTD, which was executed in the last quarter of 2020 and amended in the third quarter of 2022, in connection with the Company gaining a controlling interest in Broad Horizons Holdings, LLC (“BHH”). In addition, the Company has a separate note payable with Tangela, which was executed to fund bulk purchases of cannabis for resale by NGC (the “NGC Note”). Lastly, Four20 Pharma GmbH (“Four20”), a subsidiary of the Company, has a note payable with Verbundvolksbank OWL (the “VOWL Note”). Other notes payable - miscellaneous is comprised of various immaterial loans held by Curaleaf International.

(3) As part of a settlement agreement reached in April 2023, between the Company and the former owners of Bloom, the principal balance of the Bloom Notes - 2024 was reduced to $47.5 million.
(4) The Installment Amount (as defined herein) matured on October 18, 2024, and the Conversion Amount matured on January 18, 2025. The Conversion Amount was settled in its entirety through the issuance of SVS, as discussed further herein in the section titled “Bloom Notes”.

(5) Compounded semi-annually and payable in arrears on June 15th and December 15th of each year.
(6) Only the Installment Amount (as defined herein) of $31.0 million for which interest is computed daily on the basis of a 360-day year. Interest is due at maturity on October 18, 2024.
(7) Computed daily on the basis of a 360-day year and payable at maturity.
(8) Calculated on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 23rd of each month.
(9) Computed daily on the basis of a 365-day year (or 366 days in the case of a leap year) and payable quarterly in arrears on each January 1, April 1, and October 1 following the closing date, with the final interest payment due and payable on the maturity date.

(10) Interest is calculated on a 360-day year at a fixed rate of 5.9% until the end of the loan term. Interest is due on the 30th of each month.
(11) Computed on the basis of a 365-day year. Interest is due at maturity. As a payment-in-kind loan, interest accrued increases the outstanding balance of the loan each reporting period.
(12) Calculated on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 25th of each month.
(13) In January 2025, the Bloom Note - 2025 was exchanged for senior secured notes due January 17, 2027; see Note 30 — Subsequent events for further details.
(14) Calculated on the basis of a 360-day year. Interest is due on the 6th of each month.
(15) The Company has the option to extend the Needham LOC to December 15, 2028, subject to certain conditions specified in the agreement.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s interest expense by credit facility for the year ended December 31, 2024 is as follows:

		Year ended December 31, 2024
	Effective interest rate	Stated debt interest	Amortization of debt discount/premium and deferred financing fees	Total interest expense (2)
Senior Secured Notes – 2026	9.33%	$(36,750)	$(4,805)	$(41,555)
Bloom Notes – 2024	10.00%	(3,027)	—	(3,027)
Bloom Notes – 2025	10.35%	(2,440)	(3,644)	(6,084)
Seller notes payable - Phyto Note(1)	7.50%	(223)	—	(223)
Seller notes payable - Scottsdale Note	5.00%	(239)	—	(239)
ABL Facility - EWB Note	6.00%	(607)	—	(607)
Needham LOC	7.99%	(34)	—	(34)
Other notes payable - BHH Note	14.79%	(1,128)	—	(1,128)
Other notes payable - VOWL Note	5.90%	(183)	—	(183)
Other notes payable - NGC Note	12.00%	(100)	—	(100)
Other notes payable - miscellaneous	various	12	—	12
		$(44,719)	$(8,449)	$(53,168)

(1) The Phyto Note was paid in full on July 1, 2024.
(2) Total interest expense herein does not reconcile to Interest expense as presented on the Consolidated Statements of Operations, as it does not include interest recognized by the Company on its deferred consideration liabilities during the periods presented. Refer to Note 4 — Acquisitions — Deferred consideration for additional information.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s interest expense by credit facility for the year ended December 31, 2023 is as follows:

		Year ended December 31, 2023
	Effective interest rate	Stated debt interest	Amortization of debt discount/premium and deferred financing fees	Total interest expense (3)
Senior Secured Notes – 2026	8.00%	$(38,000)	$(4,193)	$(42,193)
Bloom Notes – 2023(1)	7.99%	—	(74)	(74)
Bloom Notes – 2024	10.00%	(2,825)	(1,030)	(3,855)
Bloom Notes – 2025	10.35%	(2,433)	(3,274)	(5,707)
Seller notes payable - Phyto Note(2)	7.50%	(105)	—	(105)
Seller notes payable - Scottsdale Note	5.00%	(222)	—	(222)
ABL Facility - EWB Note	6.00%	(118)	—	(118)
Other notes payable - BHH Note	14.79%	(1,125)	—	(1,125)
Other notes payable - VOWL Note	5.90%	(304)	—	(304)
Other notes payable - miscellaneous	various	(5)	—	(5)
		$(45,137)	$(8,571)	$(53,708)

(1) The Company paid the Bloom Note – 2023 in full in the second quarter of 2023; upon which time, the Company ceased accruing interest on the Bloom Notes - 2023. As part of a settlement agreement reached in April 2023, between the Company and the former owners of Bloom, the parties agreed to reduce the future principal payments of the 12-month Bloom Note by $6.0 million.

(2) The Phyto Note was paid in full on July 1, 2024.
(3) Total interest expense herein does not reconcile to Interest expense as presented on the Consolidated Statements of Operations, as it does not include interest recognized by the Company on its deferred consideration liabilities during the periods presented. Refer to Note 4 — Acquisitions — Deferred consideration for additional information.

As of December 31, 2024, future principal payment obligations related to the Company’s notes payable were as follows:

Fiscal year:	Amount
2025	$102,195
2026	471,395
2027	318
2028	2,304
2029 and thereafter	3,191
Total future principal payments	$579,403
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 28 — Fair value measurements and financial risk management.
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture, dated December 15, 2021, governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that post-incurrence of the additional debt, a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained. The issue of additional senior secured notes or other debt pari passu to the existing notes is permitted, provided that post-incurrence of the additional debt, the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained and provided certain other conditions are met. The Company and certain of its guarantor entities are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured Notes – 2026.
Subject to the consent of Needham Bank under the Needham LOC, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, may be redeemed early, but are subject to a prepayment premium that is dependent on the loan year as follows:

Loan year	Prepayment redemption prices
June 15, 2024 to June 14, 2025	102.00%
June 15, 2025 and thereafter	100.00%
In December 2023, in connection with the TSX Listing, the Note Indenture was amended pursuant to a second supplemental indenture dated December 12, 2023, in order to facilitate the implementation of the Reorganization. Copies of the Note Indenture and the second supplemental indenture are available on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar.
Purchase of Senior Secured Notes - 2026 for Cancellation
In connection with the Company's overall strategy to reduce debt and interest, on April 30, 2024, in an arms-length transaction, the Company paid $14.3 million to purchase for cancellation Senior Secured Notes – 2026, that had a face value of $15.0 million. The Company also reduced accrued interest by $3.2 million that had been accruing from December 15, 2023 through April 30, 2024 specific to the notes purchased for cancellation.
Bloom Notes
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes (collectively, the “Bloom Notes”) to the former Bloom owners (the “Bloom Lenders”). As of December 31, 2024, the second set of promissory notes (the “Bloom Note – 2024”) and the third set of promissory notes (the “Bloom Note – 2025”) remained outstanding.
As part of a settlement agreement reached on March 21, 2023, between the Company and the Bloom Lenders, the parties to the settlement agreement agreed to reduce the future principal payments of the Bloom Note – 2024 by $4 million to $46 million, which resulted in a gain on modification of debt of $3.3 million, which the Company recognized in Other income, net on the Consolidated Statements of Operations.
On December 29, 2023, the Company entered into an agreement with the Bloom Lenders, pursuant to which the Bloom Note – 2024 was restructured into a partially convertible secured promissory note (the “Restructured Bloom Note”) payable in cash and SVS, subject to the approval of the TSX. The Restructured Bloom Note had a principal amount of $47.5 million comprised of an installment amount of $31 million (the “Installment Amount”), which was paid in 10 equal installments between January 18, 2024 and October 18, 2024, and a conversion amount of $16.5 million (the “Conversion Amount”), due January 18, 2025 (the “Conversion Amount Maturity Date”), which could be settled, in its entirety, through the issuance of 4,282,599 SVS (the Conversion Shares”) subject to TSX approval. The Company elected to purchase the Restructured Bloom note in exchange of which, on January 17, 2025, it issued to the Bloom Lenders a number of SVS equal to the Conversion Shares, with each of the Bloom Lenders receiving its proportionate share of SVS. Fractional shares were settled in cash.
Needham Bank
On November 6, 2024, the Company entered into a loan agreement (the “Loan Agreement”) with Needham Bank, establishing a revolving line of credit for up to $40.0 million (the “Needham LOC”). The Loan Agreement provides the Company with the option, beginning on May 6, 2026, to request an additional borrowing of up to $20.0 million, subject to Needham Bank’s discretion and credit approval process. Pursuant to the Loan Agreement, Needham Bank holds a first

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
priority lien on the mortgages, business assets and collateral of all loan parties under the Note Indenture, including a pledge of equity of all underlying borrowers and guarantors. Additionally, the Company has provided a limited guaranty for the value of its equity interest in Curaleaf, Inc. The Loan Agreement contains financial covenants, including a requirement that the total outstanding debt remains within an 80% loan-to-value ratio, based on the “as-is” fair market value of the real estate collateral. The Needham LOC may be utilized for various corporate purposes, including working capital and operational expenses, as defined in the Loan Agreement. As of December 31, 2024 the Company had drawn down $11.1 million of the Needham LOC.
Tangela Holdings, LTD
On June 11, 2024, the Company executed the First Amendment to the NGC Note (the “First Amendment”). The First Amendment modified the maturity date from July 11, 2024 to 10 business days following a demand made by Tangela. All other terms of the NGC Note remain unchanged. On September 3, 2024, the Company executed the Second Amendment to the NGC Note (“the Second Amendment”). The Second Amendment modified the interest rate to 12% per annum and extended the maturity date to December 16, 2024. On December 12, 2024, the Company executed the Third Amendment to the NGC Note (“the Third Amendment”). The Third Amendment extended the maturity date to March 31, 2025.
Asset-based revolving credit facility
On August 25, 2023, the Company entered into an asset-based revolving credit facility (the “ABL Facility”) with EWB that provided for borrowings up to $6.5 million and immediately drew down $6.5 million (the “EWB Note”) with a maturity date of August 25, 2024. On March 26, 2024, the Company signed an agreement (the “1st Change in Terms Agreement”), increasing the ABL Facility to $10 million and extending the maturity date of the EWB Note to August 25, 2025. On June 14, 2024, the Company executed an amendment to the 1st Change in Terms Agreement, increasing the ABL Facility by an additional $2 million to $12 million. No other changes were made to the asset-based revolving credit facility.
The credit facility is secured by the Company’s deposit accounts at EWB, and as such, the Company’s balance in the EWB deposit accounts have been classified as restricted cash within Cash, cash equivalents and restricted cash on the Company’s Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023.
Covenant compliance
As of December 31, 2024, the Company was in compliance with the covenants within each credit facility, and the Company did not observe evidence of cross-default.
Note 16 — Shareholders’ equity
Change in ownership
In December 2023, in connection with the Company’s TSX listing, the authorized share capital of the Company was amended in order to: (i) create a new class of non-voting and non-participating shares in the capital of the Company exchangeable at the holder's option into SVS (the “Exchangeable Shares”) and authorize the issuance of an unlimited number of Exchangeable Shares; and (ii) restate the rights of the SVS to provide for a conversion feature, whereby each SVS may, at any time and at the holder’s option, be converted into one (1) Exchangeable Share.
The Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company and are considered “restricted securities,” within the meaning of such term under applicable Canadian securities laws. The amendments are intended to provide the Company’s shareholders with the option to convert their SVS into Exchangeable Shares, given the uncertainty and complexity related to cannabis regulations in the U.S.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Authorized
As of December 31, 2024, the authorized share capital consists of (i) an unlimited number of multiple voting shares (“MVS”) without par value, (ii) an unlimited number of SVS, without par value and (iii) an unlimited number of Exchangeable Shares, without par value.
Issued
As of December 31, 2024 and 2023, the Company had 93,970,705 MVS issued and outstanding that were held directly or indirectly by Boris Jordan, the Company's Chief Executive Officer and Chairman (“CEO and Chairman”).
Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend any meeting of the Company’s shareholders, except for shareholder meetings in which only holders of a particular class or series of shares will have the right to vote. As of December 31, 2024 and 2023, the MVS represent approximately 12.5% and 12.8%, respectively, of the total issued and outstanding shares and 68.2% and 68.8%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS shall automatically convert into SVS upon the earlier to occur of: (i) the transfer or disposition of the MVS by the CEO and Chairman to one or more third parties who are not permitted holders; (ii) the CEO and Chairman or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as Nasdaq or the New York Stock Exchange.
As of December 31, 2024 and 2023, the Company had 656,088,216 and 639,757,098, respectively, of SVS issued and outstanding. Holders of the SVS are entitled to one vote per share.
As of December 31, 2024, no Exchangeable Shares have been issued.
The authorized and issued share capital of the Company is as follows:

	Note	SVS	MVS	Total
As of January 1, 2023		623,520,125	93,970,705	717,490,830
Issuance of shares in connection with acquisitions	4	12,329,002	—	12,329,002
Issuance of shares in connection with public offering	2	2,700,000	—	2,700,000
SVS contributed to Curaleaf, Inc. in connection with the Reorganization	2	(254,315)	—	(254,315)
Acquisition escrow shares returned and cancelled		(350,794)	—	(350,794)
Exercise of stock options	18	211,775	—	211,775
Issuance of SVS for settlement of RSUs	18	1,601,305	—	1,601,305
As of December 31, 2023		639,757,098	93,970,705	733,727,803
Issuance of SVS in connection with acquisitions	4	12,800,791	—	12,800,791
Acquisition shares returned and cancelled		(170,158)	—	(170,158)
Exercise of stock options	18	75,391	—	75,391
Issuance of SVS* for settlement of RSUs*	18	3,228,557	—	3,228,557
Issuance of SVS for settlement of PSUs	18	396,537	—	396,537
As of December 31, 2024		656,088,216	93,970,705	750,058,921
As of December 31, 2024 and December 31, 2023, the number of SVS available for issuance under the Company’s 2018 Long Term Incentive Plan (“LTIP”) was 75,005,892 and 73,372,780, respectively. See Note 18 — Share-based compensation for further detail.
Treasury shares
There were no SVS repurchased into treasury during the years ended December 31, 2024 and 2023. SVS previously repurchased into treasury were canceled during the year ended December 31, 2024.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 17 — Redeemable non-controlling interest
On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf and the strategic investor entered into a shareholders’ agreement regarding the governance of Curaleaf International, pursuant to which Curaleaf International has control over operational issues as well as the raising of capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights, which permit either party to cause the strategic investor’s stake to be bought out by Curaleaf, starting the earlier of change of control or in 2025. At December 31, 2024, the carrying value of the redeemable non-controlling interest related to the Curaleaf International Transaction was $94.6 million.
In connection with the acquisition of Four20 in September 2022, the selling shareholders and Curaleaf International entered into a separate put/call option, which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025, if adult use launch has not occurred by such date. The estimated redemption value of the put/call options pertaining to Four20 exceeded the associated carrying value after allocation of current period earnings by $22.7 million during the period ending December 31, 2024. Management considers the redemption of the put/call options to be probable; consequently, the Company accreted the put/call options to their estimated redemption value through Additional paid-in capital. In the first quarter of 2025, the selling shareholders exercised the put option by submitting an irrevocable notice to the Company. The Company anticipates the value of the put option will be between $60.0 million to $80.0 million upon redemption.
The carrying value of the redeemable non-controlling interests after accretion was $132.2 million and $120.7 million as of December 31, 2024 and 2023, respectively and are recognized on the Company’s Consolidated Balance Sheets as temporary equity within Redeemable non-controlling interest contingency.
Note 18 — Share-based compensation
Equity Incentive Plans
The Company maintains a 2018 Stock and Incentive Plan (as amended from time to time, the “LTIP”), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and stock units, performance stock and stock units awards, dividend equivalents and other share-based awards to eligible participants. The number of SVS reserved for issuance from time to time under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis. The Company’s accounting policy for awards granted under the LTIP is discussed further in Note 3 — Significant accounting policies.
Share-based compensation consists of the following for the years ended December 31, 2024 and 2023:

	Years Ended
	December 31, 2024	December 31, 2023
Stock options	$9,374	$7,591
Performance stock units	1,705	501
Restricted stock units	14,617	11,918
Share-based compensation	$25,696	$20,010
Stock options
As of December 31, 2024 and 2023, total unamortized compensation cost related to unvested stock options was $13.7 million and $18.3 million, respectively, which the Company expects to recognize over a weighted-average period of 2.00 years and 2.31 years, respectively.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The total intrinsic value of options exercised and the total fair value of shares vested during the years ended December 31, 2024 and 2023 were as follows:

	Years Ended
	December 31, 2024	December 31, 2023
Total intrinsic value of options exercised	$208	$798
Total fair value of shares vested	8,353	10,221
Significant assumptions used to estimate the fair value of the Company’s stock option granted during the years ended December 31, 2024 and 2023 are summarized below:

Years Ended
	December 31, 2024	December 31, 2023
Expected volatility	71% — 74%	68% — 72%
Expected life in years	6.01 — 6.02	5.38 — 6.73
Expected dividends	—%	—%
Risk-free interest rate (based on government bonds)	3.63% — 4.52%	3.13% — 4.60%

(1) The Company has never paid cash dividends nor expects to pay cash dividends in the foreseeable future.
The Company’s stock option activity and related information during the years ended December 31, 2024 and 2023 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2024	27,932,603	$5.29
Forfeited(1)	(1,461,492)	4.51
Expired(1)	(430,377)	14.74
Exercised	(75,391)	2.06
Granted(2)	3,695,727	3.53
Outstanding at December 31, 2024	29,661,070	$4.98	5.5 years	$8,846
Options exercisable at December 31, 2024	16,718,254	$5.54	3.4 years	$8,778

(1) Includes adjustments for changes in estimates.
(2) Includes stock options, granted to the Company’s CEO and Chairman, during the year ended December 31, 2023, with a 10-year performance period. Vesting of these performance stock options is contingent upon the achievement of three distinct and appreciating stock price targets. The stock price targets are based on a 15-day average closing price of the Company’s SVS. Any options for which the vesting conditions are not met by March 6, 2033 will be canceled.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2023	24,539,168	$6.67
Forfeited(1)	(2,569,561)	7.40
Expired	(2,421,729)	9.24
Exercised	(211,775)	0.23
Granted(2)	8,596,500	2.97
Outstanding at December 31, 2023	27,932,603	$5.29	6.29	$34,646
Options exercisable at December 31, 2023	14,967,286	$5.41	4.22	$25,679

(1) Includes adjustments for changes in estimates.
(2) Includes stock options, granted to the Company’s CEO and Chairman, during the year ended December 31, 2023, with a 10-year performance period. Vesting of these performance stock options is contingent upon the achievement of three distinct and appreciating stock price targets. The stock price targets are based on a 15-day average closing price of the Company’s SVS. Any options for which the vesting conditions are not met by March 6, 2033 will be canceled.

Performance stock units
As of December 31, 2024 and 2023, total unamortized compensation cost related to unvested performance stock units was $2.3 million and $5.3 million, respectively, which the Company expects to recognize over a weighted-average period of 1.41 years and 2.2 years, respectively.
The Company’s PSU activity and related information for the years ended December 31, 2024 and 2023 are as follows:

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	2,024,121	$2.89
Forfeited(1)	(2,141,826)	3.37
Vested	(396,537)	2.89
Granted	2,403,824	4.04
Unvested at December 31, 2024	1,889,582	$3.81
Inception-to-date PSUs vested at December 31, 2024	396,537

(1) Includes adjustments for changes in estimates.

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2023	—	$—
Forfeited(1)	(216,251)	2.89
Vested	—	—
Granted	2,240,372	2.89
Unvested at December 31, 2023	2,024,121	$2.89
Inception-to-date PSUs vested at December 31, 2023	—

(1) Includes adjustments for changes in estimates.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Restricted stock units
As of December 31, 2024 and 2023, total unamortized compensation cost related to unvested restricted stock units was $15.7 million and $17.9 million, respectively, which the Company expected to recognize over a weighted-average period of 1.95 years and 1.83 years, respectively.
The Company’s RSU activity and related information for the years ended December 31, 2024 and 2023 are as follows:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	6,145,959	$4.12
Forfeited(1)	(2,459,478)	4.06
Vested	(3,228,557)	4.33
Granted	5,875,860	3.68
Unvested at December 31, 2024	6,333,784	$3.63
Inception-to-date RSUs vested at December 31, 2024	9,061,395

(1) Includes adjustments for changes in estimates.

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2023	4,284,439	$7.44
Forfeited(1)	(1,749,598)	5.66
Vested	(1,601,305)	7.77
Granted	5,212,423	3.03
Unvested at December 31, 2023	6,145,959	$4.12
Inception-to-date RSUs vested at December 31, 2023	5,832,838

(1) Includes adjustments for changes in estimates.
Note 19 — Selling, general and administrative expense
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2024 and 2023:

	Years Ended
	December 31, 2024	December 31, 2023
Salaries and benefits	$228,287	$206,787
Sales and marketing	48,485	41,992
Rent and occupancy	54,292	48,983
Travel	6,662	5,741
Professional fees	24,436	38,631
Office supplies and services	44,757	46,999
Other operating expense	14,613	25,640
Total selling, general and administrative expense	$421,532	$414,773
Advertising costs, which are recorded as a component of Sales and marketing, are expensed as incurred and totaled $18.5 million and $12.0 million for the years ended December 31, 2024 and 2023, respectively .

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 20 — Defined contribution plans
The Company established the Curaleaf, Inc. 401(k) Plan (the “Plan”) effective January 1, 2022. The Company’s U.S. employees are generally eligible to participate in the Plan. The Plan allows eligible employees to make contributions, up to limits set by the IRS, through payroll deductions and invest their contributions in one or more of the investment funds offered by the Plan. For employees who have completed one or more years of eligible service, the Company matches 25% of the first 4% of eligible compensation that an employee contributes on a pretax and/or Roth 401(k) basis for each annual period. Under the Plan, employees become eligible for contributions on the first day of the calendar month, coincident with or next, following the date the employee performs an hour of service as an eligible employee. Matched contributions are always fully vested.
Employees outside the U.S. who are not covered by the Plan may be covered by defined contribution plans that are subject to applicable laws and rules of the country in which the defined contribution plan is administered.
Employer contributions, which are expensed as incurred, totaled $1.0 million and $0.8 million for the years ended December 31, 2024 and 2023, respectively.
Note 21 — Other income, net
Other income, net consists of the following for the years ended December 31, 2024 and 2023:

	Years Ended
	December 31, 2024	December 31, 2023
Gain (loss) on disposal of assets	$4,593	$(8,541)
Gain on investment	6,624	2,073
Gain on modification and extinguishment of debt	257	2,065
Other income	4,785	4,589
Total other income, net	$16,259	$186
Note 22 — Revenue disaggregation
Total revenues, net consists of the following for the years ended December 31, 2024 and 2023:

	Years Ended
	December 31, 2024	December 31, 2023
Revenues, net:
Retail revenues	$1,032,765	$1,097,172
Wholesale revenues	303,941	243,606
Management fee income	6,096	5,854
Total revenues, net	$1,342,802	$1,346,632
Note 23 — Income Taxes
For financial reporting purposes, income before taxes from continuing operations includes the following components for the years ended December 31, 2024 and 2023:

	Years Ended
	December 31, 2024	December 31, 2023
Domestic	$(91,714)	$(95,991)
Foreign	(25,915)	(28,375)
Total	$(117,629)	$(124,366)

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Provision for income taxes from continuing operations for the years ended December 31, 2024 and 2023 consisted of the following:

	Years Ended
	December 31, 2024	December 31, 2023
Current:
Federal	$135,666	$121,079
State	15,641	22,825
Foreign	1,884	123
Total current	$153,191	$144,027

Deferred:
Federal	$(24,607)	$(20,775)
State	(25,600)	(9,057)
Foreign	(4,392)	394
Total deferred	$(54,599)	$(29,438)
For the years ended December 31, 2024 and 2023, the Company has adopted a new federal and state income tax position, supported by legal interpretations, asserting that the restrictions of Section 280E do not apply to the Company’s cannabis operations.
The following table contains a reconciliation of the Company’s statutory tax rate on continuing operations as applied to Loss before provision for income taxes to its effective tax rate on continuing operations for the years ended December 31, 2024 and 2023. The Company reclassified Section 280E expenses from Non-deductible expenses to Increase in uncertain tax position for the year ended December 31, 2023 to conform to the current period presentation.

	Years Ended
	December 31, 2024		December 31, 2023
Provision for income taxes computed using statutory tax rate	$(17,644)	15%	$(18,655)	15%
Effect of tax rates in foreign jurisdictions	(10,512)	9%	(9,149)	7%
Tax effect of:
State income taxes, net of federal income tax benefit	(22,643)	19%	13,769	(11)%
Impact of U.S. tax on foreign operations	706	(1)%	2,049	(2)%
Share-based compensation	944	(1)%	2,033	(2)%
Non-deductible expenses	2,204	(2)%	11,641	(9)%
Increase in uncertain tax position	121,969	(104)%	59,707	(48)%
Increase in valuation allowance	19,774	(17)%	36,042	(29)%
Penalties and interest	16,216	(14)%	19,134	(15)%
Other	(12,422)	11%	(1,982)	2%
Provision for income taxes	$98,592	(84)%	$114,589	(92)%

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The components of the Company’s deferred tax assets and liabilities associated with its continuing operations as of December 31, 2024 and 2023 were as follows:

	As of
	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating loss carryforward	$202,940	$188,944
163j Interest Carryovers	71,132	57,809
Stock compensation	10,307	10,808
Accrued and prepaid expenses	2,088	3,347
Other	60	52
Total deferred tax assets	$286,527	$260,960

Deferred tax liabilities:
Depreciation and amortization	$(264,588)	$(300,073)
Inventory	(1,904)	(1,056)
Total deferred tax liabilities	$(266,492)	$(301,129)

Valuation allowance	(264,235)	(256,597)

Net deferred tax liabilities	$(244,200)	$(296,766)
The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are more-likely-than-not expected to be unrealized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at the end of each reporting period based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforward periods. Beginning with the tax year ending December 31, 2022, the Company began filing consolidated federal and applicable state income tax returns for all entitles eligible for inclusion. As of December 31, 2024, the Company performed the assessment as to whether a valuation allowance was required on certain of its deferred tax assets for the consolidated group and separately for non-included entities. As a result of this assessment, the Company determined that it appropriate to establish a valuation allowance against the deferred tax assets generated by certain of its U.S. federal and U.S. state operations as well as its international operations in France, U.K. and Germany.
At December 31, 2024, the Company had federal and state tax loss carryforwards of $637.4 million, which expire between 2025 and 2043, and at December 31, 2023, the Company had federal and state tax loss carryforwards of $586.9 million, which began expiring in 2024 through 2042. At December 31, 2024 and 2023 the Company had foreign tax loss carryforwards of $1.5 million during each year, which expire in 2035. At December 31, 2024 and 2023, the Company had federal and state tax loss carryforwards of $571.0 million and $589.6 million, respectively, which will never expire. At December 31, 2024 and 2023, the Company had foreign tax loss carryforwards of $90.8 million and $97.5 million, respectively, which will never expire.
The Company accounts for the undistributed earnings of the Group as a temporary difference, except for the undistributed earnings of its foreign subsidiaries that are deemed to be indefinitely reinvested in foreign jurisdictions. The Company considers the earnings and profits of its foreign subsidiaries to be indefinitely reinvested.
Under Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation,” as defined in Section 382. Future changes in the Company’s equity ownership, which may be outside of the Company’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price consideration could result in an “ownership change.” If an “ownership change” has occurred, or does occur in the future, the Company may be limited in

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
its utilization of its NOL carryforwards and/or other tax attributes, which could potentially result in increased future tax liabilities for the Company.
The following table summarizes the activity within the Company’s unrecognized tax benefits from continuing operations for the year ended December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Balance at beginning of the year	$56,931	$70,888
Additions based on tax positions related to the current year	130,790	8,313
Additions based on refunds requested but not yet received related to prior years	91,645	—
Additions based on refunds received related to prior years	9,984	—
Additions for tax positions of prior years	164,249	(896)
Additions based on acquisitions	(10,347)	(485)
Lapse of statute of limitations	(10,909)	(20,889)
Balance at the end of the year	$432,343	$56,931
As of December 31, 2024 and 2023, the Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the end of the reporting period. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for the U.S. federal, U.S. state and foreign jurisdictions in which the Company operates. The Company’s Consolidated Financial Statements reflect tax benefits recognized by the Company on those tax positions where it is more-likely-than-not that a tax benefit will result upon ultimate settlement with a taxing authority in possession of all relevant information. The Company has not recognized any tax benefits associated with those income tax positions where it is not more-likely-than-not that a tax benefit will result.
As of December 31, 2024 and 2023, the Company recorded $8.6 million and $0.5 million, respectively, of unrecognized tax benefits in Income tax payable and $423.7 million and $56.4 million, respectively, of unrecognized tax benefits in Other long-term liabilities on the Consolidated Balance Sheets. As of December 31, 2024 and 2023, $13.1 million and $21.0 million, respectively, of these unrecognized tax benefits were recorded as a result of acquisitions and are subject to indemnifications. The Company has collateral and/or other deferred consideration sufficient to cover any potential resulting indemnification liability; therefore, the Company has recognized a non-current tax receivable within Income tax receivable on the Consolidated Balance Sheets. The Company expects there is a reasonable possibility that unrecognized tax benefits in the range of $16.2 million will change within 12 months due to lapses of statutes of limitations and possible settlements with tax authorities. As of December 31, 2024 and 2023, included in the balances of unrecognized tax benefits, is $419.2 million and $35.9 million, respectively, of unrecognized tax benefits that if recognized, would impact the Company’s effective tax rate.
The Company recognizes interest and penalties related to unrecognized tax positions within Provision for income taxes, as presented on the Consolidated Statements of Operations, or within Income tax receivable, on the Consolidated Balance Sheets, if incurred as a result of acquisitions. As of December 31, 2024 , the Company accrued interest and penalties of $16.1 million for its uncertain tax positions as a component of Provision for income taxes. As of December 31, 2023, the Company accrued tax benefits of $3.1 million for its uncertain tax positions as a component of Provision for income taxes. As of December 31, 2024, the Company also had accrued interest and penalties of $4.9 million and $19.2 million for its uncertain tax positions as a component of Income tax payable and Other long-term liabilities, respectively.
The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign taxing authorities, where applicable. As of December 31, 2024, the Company effectively settled its examination by the IRS for the tax years 2016, 2017 and 2018. As of December 31, 2024, GR Vending MI, LLC, a subsidiary of Curaleaf, Inc., is currently under examination by the Michigan tax authorities for the tax years 2020 and 2021. This audit was initiated towards the end of 2024 and is in its preliminary stage as of December 31, 2024. With few exceptions, as of December 31, 2024, the Company is no longer subject to examination by tax authorities for years before 2021.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Global Minimum Tax Rules - Pillar Two
Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate, as described in the Global Anti-Base Erosion Model Rules (otherwise known as Pillar Two) issued by the Organization for Economic Co-operation and Development. Under Pillar Two, a minimum effective tax rate of 15% would apply to multinational companies with consolidated revenues above €750 million. Pillar Two is effective for fiscal years beginning on or after January 1, 2024, in several jurisdictions in which the Company operates. Upon enactment, Pillar Two did not have a material impact on the Company’s Consolidated Financial Statements, and there was no material impact to the Company’s consolidated financial position, results of operations or cash flows.
Note 24 — Earnings per share
Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. for the years ended December 31, 2024 and 2023 were calculated as follows:

	Years Ended
	December 31, 2024	December 31, 2023
Numerator:
Net loss from continuing operations	$(216,221)	$(238,955)
Less: excess redemption value above carrying value	(22,746)	—
Net loss from continuing operations, net of accretion	(238,967)	(238,955)
Net loss attributable to redeemable non-controlling interest	(6,584)	(9,140)
Net loss from continuing operations attributable to Curaleaf Holdings, Inc.	(232,383)	(229,815)
Net loss from discontinued operations	(5,786)	(51,382)
Net loss attributable to Curaleaf Holdings, Inc.	$(238,169)	$(281,197)

Denominator:
Basic weighted-average common shares outstanding	740,825,099	724,124,894
Dilutive effect of stock options to purchase common stock	829,853	7,771,793
Dilutive effect of restricted stock awards	1,132,204	2,519,282
Dilutive effect of performance-based stock awards	1,080,198	1,301,874
Dilutive effect of convertible debt	4,282,599	4,282,599
Dilutive effect of contingent shares	1,286,713	4,074,000
Pro forma dilutive weighted-average common shares outstanding	749,436,666	744,074,442

Per share – basic and diluted(1):
Net loss per share from continuing operations, net of the loss per share and excess redemption value attributable to non-controlling interest	$(0.31)	$(0.32)
Net loss per share from discontinued operations, net of loss per share attributable to non-controlling interest	(0.01)	(0.07)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic	$(0.32)	$(0.39)

(1) As a result of net losses by the Company from its continuing and its discontinued operations for the years ended December 31, 2024 and 2023, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities (ex: LTIP share-based awards, convertible debt and contingent consideration); and as such, is the same as basic net loss per share for each period presented.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 25 — Segment reporting
The Company operates through two distinct reportable segments: (i) Domestic Operations and (ii) International Operations. This segmentation reflects the point at which the Company’s business units no longer share similar economic characteristics and differ significantly in key areas, including:
(a)the nature of cultivation and manufacturing processes,
(b)the class of customer for products and services,
(c)distribution methods and
(d)the regulatory environments in which they operate.
In addition, this segmentation reflects the manner in which the Company’s chief operating decision maker (the “CODM”), its CEO, allocates resources and evaluates performance, and the manner in which the Company’s internal financial reporting is structured.
The Company’s reportable segments generate revenues from the cultivation, production and distribution of cannabis, including hemp-derived THC products. The Company’s Domestic Operations are organized on a region-level basis, vertically integrated in the majority of the domestic states in which the Company operates and derives the majority of its revenues from retail sales. In contrast, the Company’s International Operations are organized on a country-level basis, has centralized cultivation facilities in Portugal and Canada and derives the majority of its revenue from wholesale sales.
The Company’s CODM assesses the performance of each reportable segment and allocates resources based on Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures and ratios are considered key financial and operational indicators. The CODM also reviews significant segment expenses within these measures, which consist primarily of Cost of goods sold as well as Total operating expenses.
•Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, less share-based compensation expense and other adjustments related to business development, acquisitions, financing and reorganization costs;
•Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total revenues, net.

Not only do these measures provide meaningful insights into the financial strength and performance of each reportable segment, the Company uses these measures to (i) clarify the Company’s operating performance for investors, (ii) enhance comparability across its industry peers and (iii) offer investors a view of the Company’s operations as analyzed internally by the CODM and other members of the Company’s executive leadership team. While these measures are useful supplemental indicators, they are non-GAAP financial measures and should not be considered in isolation or as alternatives to income from continuing operations (an indicator of operating performance), as determined in accordance with GAAP.
The accounting policies applied to the Company’s segments are the same as those described in Note 3 — Significant accounting policies. Due to the federal illegality of cannabis in the U.S., the Company does not engage in intersegment sales or transfers, nor does it allocate corporate overhead costs between its reportable segments.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents Adjusted EBITDA by reportable segment as of December 31, 2024 and December 31, 2023:

	Domestic		International (1)		Total
For the year ended December 31,	2024	2023	2024	2023	2024	2023
Income from continuing operations	$44,840	$71,728	$(24,643)	$(28,845)	$20,197	$42,883
Depreciation and amortization	204,849	173,868	28,384	22,012	233,233	195,880
Other add-backs, net (2)	45,187	64,282	2,183	1,502	47,370	65,784
Adjusted EBITDA	$294,876	$309,878	$5,924	$(5,331)	$300,800	$304,547
Adjusted EBITDA Margin	23.8%	24.1%	5.6%	(8.7)%	22.4%	22.6%

Total Revenues	$1,237,251	$1,285,625	$105,551	$61,007	$1,342,802	$1,346,632

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segment results across quarters and year-over-year.

(2) Other add-backs in the current year ended December 31, 2024 primarily include costs related to salaries and benefits, inventory, legal and professional fees and lobbyist/PR spend. Other add-backs for the year ended December 31, 2023 primarily include inventory adjustments, costs related to legal and professional fees and license fees.

The following tables present certain financial information by reportable segment for the years ended December 31, 2024 and December 31, 2023:

For the year ended December 31, 2024	Domestic	International (1)	Total
Revenues, net:
Retail and wholesale revenues	$1,235,580	$101,126	$1,336,706
Management fee income	1,671	4,425	6,096
Total revenues, net	1,237,251	105,551	1,342,802
Cost of goods sold	641,817	61,737	703,554
Gross profit	595,434	43,814	639,248
Total operating expenses	550,594	68,457	619,051
Income (loss) from continuing operations	$44,840	$(24,643)	$20,197

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segment results across quarters and year-over-year.

For the year ended December 31, 2023	Domestic	International (1)	Total
Revenues, net:
Retail and wholesale revenues	$1,282,701	$58,077	$1,340,778
Management fee income	2,924	2,930	5,854
Total revenues, net	1,285,625	61,007	1,346,632
Cost of goods sold	693,717	38,466	732,183
Gross profit	591,908	22,541	614,449
Total operating expenses	520,180	51,386	571,566
Income (loss) from continuing operations	$71,728	$(28,845)	$42,883

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segment results across quarters and year-over-year.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As the CODM does not review total assets by reportable segment, the following table presents long-lived assets by reportable segment as of December 31, 2024 and December 31, 2023:

	Domestic	International	Total
Long-lived assets as of December 31, 2024	$2,186,287	$333,568	$2,519,855
Long-lived assets as of December 31, 2023	2,349,337	328,636	2,677,973
Note 26 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties.
In addition, the Company has entered into indemnification agreements with members of its board of directors and senior executive team that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or senior officers of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Consolidated Financial Statements.
Dividend Restriction
The Company has no record of paying dividends, and its ability to pay dividends would be dependent on the Company’s results of operation, subject to applicable laws and regulations, which require maintenance of certain solvency and capital standards, as well as contractual restrictions contained in the Company’s debt instruments. The Company is permitted to declare and pay dividends, as long as the Company is not in default with respect to the Senior Secured Notes – 2026 and maintains compliance with certain provisions therein specific to restrictions of incurrence of indebtedness.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Although the ultimate outcome of these claims or lawsuits cannot be ascertained by the Company, on the basis of present information and advice received from the Company’s legal counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits, except as noted below, will not have a material effect on the Company’s operations and financial results.
Hello Farms
In 2020, GR Vending MI, LLC (“GR Vending MI”), prior to its acquisition by the Company, entered into a supply contract with Hello Farms Licensing MI, LLC (“Hello Farms”) (the “Hello Farms Supply Contract”) to acquire the expected output of Hello Farms’ Michigan cultivation facility for the 2020 and 2021 harvests, subject to certain conditions. Additionally, Cura MI, LLC (“Cura MI” and together with GR Vending MI, the “Michigan Entities”) entered into a guaranty agreement (the “Cura MI Guaranty”) with Hello Farms, under which Cura MI guaranteed the performance of GR Vending MI’s payment obligations under the Hello Farms Supply Contract. The Hello Farms Supply Contract was amended and restated in November 2020. Subsequently, GR Vending MI indicated that Hello Farms had failed to perform its obligations under the Hello Farms Supply Contract; and therefore, deemed the contract breached and therefore terminated. In February 2021, Hello Farms sued the Michigan Entities in a state court in Michigan. In March 2021, the case was moved to the U.S. District Court for the Eastern District of Michigan (the “Michigan Eastern District Court”). A trial was held in January 2025, after which a jury awarded Hello Farms approximately $31.8 million in damages against the Michigan Entities for breach of contract. Subsequently, in February 2025, Hello Farms filed a motion for award of prejudgment interest of $5.0 million, which would increase the Company’s maximum loss on this litigation to $36.8 million. The Michigan Entities intend to challenge the ruling, both in the District Court and on appeal, on various grounds.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Based on the Company's assessment of the likelihood of success on appeal, the estimated accrual as of December 31, 2024 is substantially less than the total potential loss associated with the judgment. If the Company’s appeals are unsuccessful, it is reasonably possible it could result in a loss significantly exceeding the Company’s estimated accrual.
The Michigan Entities, which are consolidated by the Company as VIEs, ceased operations in 2023, do not have any substantial assets and are classified by the Company as discontinued operations. See Note 6 — Discontinued operations for further details.
Note 27 — Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The following table summarizes the Company’s transactions with related parties during the years ended December 31, 2024 and 2023:

	Years Ended		Balance receivable (payable) as of
Transaction	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Consulting fees (1)	$3,975	$915
Travel and reimbursement (2)	28	45
Rent expense (3)	236	—
Platform fees (4)(5)	3,274	2,069
Senior Secured Notes - 2026 (6)	883	886	$10,000	$10,000
	$8,396	$3,915	$10,000	$10,000

(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board member, (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, CEO, Chairman and control person of the Company (including funds managed by Measure 8), (iii) Architecture & Engineering Solutions, LLC, a company controlled by an immediate family member of Luke Flood, a senior vice president of the Company and (iv) PNP Construction LLC, a company controlled by an immediate family member of Karim Bouaziz, a former senior vice president of the Company. There are on-going contractual commitments related to these transactions. Consulting fees incurred for Architecture & Engineering Solutions, LLC and PNP Construction LLC were $0.2 million and $3.8 million for the year ended December 31, 2024, respectively. No fees were paid to Frontline Real Estate Partners, LLC or Measure 8 during the year ended December 31, 2024. Consulting fees incurred for Frontline Real Estate Partners, LLC and Measure 8 were $0.4 million each for the year ended December 31, 2023. No consulting fees were incurred for Architecture & Engineering Solution, LLC and PNP Construction during the year ended December 31, 2023.
(2)Travel and reimbursement relate to payments made to various Board members for reimbursements of expenses incurred while performing their duties in that capacity.
(3)Rent expense relates to a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board member. There are on-going contractual commitments related to the lease arrangement.
(4)Leaf Trade and Sweed provide Curaleaf with their B2B platform for the Company’s wholesale operations in exchange for fees to use the platform. Measure 8 acquired a 6.19% stake in High Tech Holdings, Inc. (“High Tech Holdings”), the parent holding company of Leaf Trade and Sweed, and received a seat on the board of directors of High Tech Holdings.
(5)Platform fees for Fyllo. Mitchell Kahn, a Board member, is also on Fyllo’s board of directors.
(6)Baldwin Holdings, LLC (“Baldwin Holdings”), in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, holds $10 million of the Company’s Senior Secured Notes - 2026; and therefore, a portion of interest expense recognized by the Company under the Senior Secured Notes - 2026 is attributable to Baldwin Holdings. The Senior Secured Notes – 2026 contain certain repayment and interest components that represent on-going contractual commitments.
Note 28 — Fair value measurements and financial risk management
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of the fair value hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s financial instruments consist of cash, cash equivalents, restricted cash, notes receivable, equity investments, accounts payable, accrued expenses, long-term debt, contingent and deferred consideration liabilities and a redeemable non-controlling interest contingency.
The fair values of cash, restricted cash, cash equivalents, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying values of the Company’s contingent consideration liabilities approximate fair value as they are measured at fair value on a recurring basis. The carrying values of the Company’s deferred consideration liabilities, which are initially recorded at fair value on the acquisition date, approximate fair value, as these liabilities accrete in value each reporting period until payment is due. The carrying value of the Company’s Redeemable NCI approximates fair value. The carrying value of the Company’s Redeemable NCI is impacted by both the share of comprehensive income (loss) attributable to the Company’s non-controlling interest holder as well as the recurring remeasurement of the estimated redemption value of the Redeemable NCI.
The carrying value and fair value of the Company’s Notes payable was $568.6 million and $560.0 million, respectively, as of December 31, 2024. The carrying value and fair value of the Company’s Notes payable was $587.8 million and $530.9 million, respectively, as of December 31, 2023.
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include its long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. Fair value measurements of these assets are derived using inputs that are not based on observable market data and are classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 12 — Intangible assets, net and Goodwill for further details.
Recurring fair value measurements
The Company’s assets measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. Fair value measurements of these financial instruments are derived using inputs that are not based on observable market data and are, therefore, classified within Level 3 of the fair value hierarchy.

	Fair value measurements as of December 31, 2024 using:
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,713	$1,713
Contingent consideration liabilities	—	—	6,147	6,147
	$—	$—	$7,860	$7,860

	Fair value measurements as of December 31, 2023 using:
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$2,477	$2,477
Contingent consideration liabilities	—	—	16,625	16,625
	$—	$—	$19,102	$19,102
Level 3
The fair value of the Company’s Contingent consideration liabilities as of December 31, 2024 and 2023 were measured using the following Level 3 inputs:
•EMMAC: The present value of the Company’s contingent consideration liability related to the Company’s acquisition of EMMAC utilized a discount rate of 8.6% as of December 31, 2024 and 13.1% as of December 31, 2023.
•NGC: The present value of the Company’s contingent consideration liability related to its acquisition of NGC utilized a discount rate of 8.1% as of December 31, 2024.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
•Four20: The present value of the Company’s contingent consideration liability related to the second tranche of shares due September 2024 utilized a discount rate of 13.5% as of December 31, 2023. As of December 31, 2024, the Company has settled in full its contingent consideration liability for Four20.
There were no transfers between fair value levels during the years ended December 31, 2024 and 2023.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential financial loss to the Company, if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s accounts receivable and notes receivable. The maximum credit exposure as of December 31, 2024 and 2023 equates to the carrying amount of cash, cash equivalents, restricted cash, accounts receivable and notes receivable.
All of the Company’s cash, cash equivalents and restricted cash are placed with major U.S. financial institutions, and accounts at each institution are insured by the FDIC up to $250,000. The Company’s cash balances in certain bank deposit accounts, at times, may exceed federally insured limits.
The Company does not have significant credit risk with respect to its customers, as 77% and 81%, of the Company’s Total revenues, net for the years ended December 31, 2024 and 2023, respectively, were derived from the Company’s retail dispensaries. The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. Pursuant to ASC 310, Receivables, the Company recognizes its accounts receivable, net of an allowance for credit losses, on the Consolidated Balance Sheets, in order to present its accounts receivable at the expected realizable value. The Company’s allowance for credit losses is reviewed by management each reporting period, and adjustments are made, if necessary, based on the Company’s historical experience and management’s assessment of the current economic environment. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize associated risks.
The following table presents the aging of the Company’s trade receivables as of December 31, 2024 and 2023:

	Years Ended
	December 31, 2024	December 31, 2023
0 to 90 days	$56,042	$46,720
91 to 180 days	4,437	7,644
181 days +	3,511	5,634
Trade accounts receivable	$63,990	$59,998
Liquidity risk
Liquidity risk is the risk that the Company will not have sufficient liquidity to settle its financial obligations and liabilities when due. The Company manages liquidity risk through the management of its capital structure.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company, under which $460 million and $475 million aggregate principal amount remained outstanding as of December 31, 2024 and 2023, respectively. See Note 15 — Notes payable – Senior Secured Notes - 2026. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and financial negative covenants. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. Such a breach could have a material adverse impact on the Company’s financial position.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
In connection with the Bloom acquisition, the Company issued three sets of Bloom Notes for aggregate gross proceeds of $160 million. As of December 31, 2024 and 2023, $76.5 million and $107.5 million of aggregate principal amount remained outstanding, respectively. See Note 15 — Notes payable – Bloom Notes for further details. If the Company fails to make scheduled payments under the Bloom Notes or breaches the covenants under the pledge and security agreement governing the Bloom Notes, the Bloom Lenders may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateralized assets pledged under the Bloom Notes. Such a breach could have a material adverse impact on the Company’s financial position.
In November 2024, the Company entered into the Loan Agreement with Needham Bank, establishing a revolving line of credit for up to $40.0 million, under which the Company had drawn down $11.1 million as of December 31, 2024. See Note 15 — Notes payable – Needham Bank for further details. The Loan Agreement contains numerous positive and negative financial covenants. If the Company breaches a covenant under the Loan Agreement, Needham Bank may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. Such a breach could have a material adverse impact on the Company’s financial position.
In addition to the commitments outlined in Note 26 — Commitments and contingencies, the Company had the following financial obligations as of December 31, 2024 and 2023:

	Note	< 1 Year	1 to 3 Years	Total
As of December 31, 2024:
Accounts payable		$79,129	$—	$79,129
Accrued expenses	14	102,188	—	102,188
Income tax payable	23	23,414	—	23,414
Lease liabilities, finance	11	10,995	150,683	161,678
Lease liabilities, operating	11	17,333	106,192	123,525
Notes payable	15,27	101,723	466,897	568,620
Liabilities held for sale	5	8,905	—	8,905
Other current liabilities		652	—	652
Contingent consideration liability	4	3,310	2,837	6,147
Deferred consideration liability	4	33,068	2,000	35,068
Deferred tax liability	23	—	244,601	244,601
Uncertain tax position	23	—	392,188	392,188
Other long-term liability		—	1,133	1,133
		$380,717	$1,366,531	$1,747,248

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Note	< 1 Year	1 to 3 Years	Total
As of December 31, 2023:
Accounts payable		$79,319	$—	$79,319
Accrued expenses	14	101,311	—	101,311
Income tax payable	23	198,056	—	198,056
Lease liabilities, finance	11	9,428	159,961	169,389
Lease liabilities, operating	11	15,993	110,398	126,391
Notes payable	15,27	39,478	548,289	587,767
Liabilities held for sale	5	9,173	—	9,173
Other current liabilities		1,256	—	1,256
Contingent consideration liability	4	11,901	4,724	16,625
Deferred consideration liability	4	22,342	21,310	43,652
Deferred tax liability	23	—	297,185	297,185
Uncertain tax position	23	—	79,142	79,142
Other long-term liability		—	1,346	1,346
		$488,257	$1,222,355	$1,710,612
Currency risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of December 31, 2024 and 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash, cash equivalents and restricted cash bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect its results of operations.
Geography risk
The geographic concentration of the Company’s various operations, both in the U.S. and Europe, poses potential risks if the domestic and/or international cannabis industry experience significant adverse events and/or if macroeconomic conditions deteriorate significantly.
Factors that may adversely affect domestic and international cannabis markets and macroeconomic environments include, among others, the following:
•the economic climate, which may be adversely impacted by a reduction in jobs or income levels, industry slowdowns, changing demographics and other factors;
•local conditions, such as oversupply of, or reduced demand for, cannabis products;
•regulatory restrictions or local laws, which could prevent the Company from maintaining pricing or increases in operating costs, or the inability or unwillingness of customers to pay current prices or price increases;

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
•concentration of and competition from other cannabis cultivators, manufacturers and distributors with a domestic presence;
•economic conditions that could cause an increase in the Company’s operating expenses, including increases in taxes, utilities and routine maintenance; and
•regional specific acts of nature (e.g., earthquakes, fires, floods, etc.).
Refer to Note 22 — Revenue disaggregation and Note 25 — Segment reporting for disaggregation of certain selected financial information by the Company’s reportable segments: Domestic and International.
Industry risk
The Company derives significant revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable U.S. state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws could have significant adverse risks to the Company. Please refer to the discussion of the risk factors to which the Company is subject which presented in the section entitled “Risk Factors” of the Company’s annual information form for the year ended December 31, 2024 (“AIF”). The Company’s shareholders should carefully evaluate the risk factors noted within the AIF, which is made available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gove/edgar) under the Company’s profile.
Capital management
The Company’s primary objective when managing capital is to continually provide returns to its shareholders and benefits to its other stakeholders. To achieve this objective, the Company implemented processes designed to ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and to maintain adequate levels of funding to support the Company’s ongoing operations and development.
The capital structure of the Company consists of shareholders’ equity and notes payable, net of cash, cash equivalents and restricted cash. The Company manages and makes adjustments to its capital structure, based on changes in the economic conditions of the jurisdictions in which the Company operates and on the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.
Note 29 — Variable interest entities
For further details on the variable interest entities consolidated within the Consolidated Financial Statements, see Note 1 — Operations of the Company, Note 2 — Basis of presentation and consolidation and Note 3 — Significant accounting policies. Because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the assets of the Company’s variable interest entities can typically be used only to settle obligations of the variable interest entities, except for certain grandfathered obligations. In addition, the creditors of Curaleaf, Inc. do not have recourse to the general credit of the Company.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents summarized financial information about the Company’s variable interest entities as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Included in Consolidated Balance Sheets(1):
Current assets	$356,704	$356,037
Non-current assets	2,250,920	2,371,221
Current liabilities	450,306	487,528
Non-current liabilities	1,400,710	1,351,734
Equity attributable to Curaleaf Holdings, Inc.	581,132	711,380

(1) NCI and OCI are excluded above, thus total assets do not equal total liabilities plus equity.
The following table presents summarized financial information about the Company’s variable interest entities for the years ended December 31, 2024 and 2023:

	Years Ended
	December 31, 2024	December 31, 2023
Included in Consolidated Statements of Operations:
Revenues, net	$1,235,580	$1,282,701
Net income (loss) attributable to Curaleaf Holdings, Inc.	197,611	211,467
Note 30 — Subsequent events
Bloom Notes – 2024
Effective January 17, 2025, the Company settled in full its remaining obligations under the Bloom Note - 2024. See Note 15 — Notes payable — Bloom Notes for further details.
Bloom Note – 2025 Exchange
On January 17, 2025, the Company entered into an agreement with the Bloom Lenders (the “Note Exchange Agreement”), pursuant to which the Company agreed to accept from the Bloom Lenders, and the Bloom Lenders agreed to transfer to Holdings, the Bloom Notes – 2025 in exchange for senior secured notes of the Company that have an aggregate principal balance of $67 million (the “Senior Secured Notes — 2027”), consisting of the $60 million principal of the Bloom Notes – 2025 plus $7 million of accrued interest on such notes (the “Note Exchange”). In connection with the Note Exchange, the Company paid in cash (i) $0.6 million, representing the remaining balance of interest accrued on the Bloom Notes – 2025 as of the date of the Note Exchange and (ii) $1.0 million of origination fees. The Senior Secured Notes – 2027 mature on January 17, 2027 and bear interest at 10% per annum, compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is payable monthly in arrears, beginning February 17, 2025, with principal repayments beginning August 17, 2025. There are no prepayment penalties on the Senior Secured Notes – 2027.
Hello Farms
Refer to Note 26 — Commitments and contingencies for further information on the judgment awarded to Hello Farms against the Company for breach of contract.

Exhibit 99.3
CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As of and for the Years Ended
December 31, 2024 and 2023
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the years ended December 31, 2024 and 2023. It is supplemental to, and should be read in conjunction with, the Company’s audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 and the accompanying notes (collectively, the “Notes to the Consolidated Financial Statements”) and (together, the “Consolidated Financial Statements”). For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. Additional public disclosure documents and information pertaining to the Company, including the annual information form for the year ended December 31, 2024 (the “Annual Information Form” or the “AIF”), are available through the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”), Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”) and Regulation S-K 229.303 – Management’s discussion and analysis of financial condition and results of operations as issued by the United States (“U.S.”) Securities and Exchange Commission (“SEC”).
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and securities laws of the U.S. (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on the Company’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by representatives of the Company, that are not statements of historical fact and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law and/or f jurisdictions; expectations of market size and growth; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Toronto Stock Exchange (the “TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and estimates of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX Listing (as defined herein); risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); the fact that cannabis may be subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX Listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks, including risks related to the Company’s expansion into foreign jurisdictions; the legality of cannabis in foreign jurisdictions; future acquisitions or dispositions; dependence on suppliers and service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares (“SVS”) on the TSX; the Company’s reliance on senior management and key personnel and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; reliance on inputs; risks related to limited market data and inherent limitations in forecasting; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the Senior Secured Notes – 2026 (as defined herein); concentrated voting control; risks related to the sale of a substantial amount of the Company’s SVS; risks associated with securities or industry analysts not publishing, ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for SVS for holders of the Company’s securities who live in the U.S.; shareholders having little or no rights to participate in the Company’s business affairs; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” in the AIF and the other risk factors described herein.
The purpose of forward-looking statements is to provide the reader with a description of the Company’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance, may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical and adult use, the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company. The Company prepares these estimates using reasonable data from publicly available governmental sources, market research and industry analysis as well as assumptions that the Company believes to be reasonable based on data and knowledge of the cannabis industry. Although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatements regarding any government or industry data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Overview of the Company
The Company is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Find, JAMS, Grassroots, Select and its line of Zero Proof seltzers, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the U.S. and certain foreign jurisdictions. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries. The Company is also committed to leading the industry in education and advancement through research and advocacy and leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care.
As of December 31, 2024, in the U.S., the Company’s financial results reflect operations conducted by the Company and/or its affiliates in 17 states, 151 dispensaries, 19 cultivation sites and 20 manufacturing facilities, from which the Company sells cannabis through wholesale channels. The Company places a premium on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Missouri, Nevada, New York, New Jersey, North Dakota, Ohio, Pennsylvania and Utah. Internationally, the Company has a cannabis business with licensed cultivation in Portugal and Canada, pharma grade cannabis processing and manufacturing facilities in Germany, Spain, Canada, Portugal and the United Kingdom (“U.K.”) and licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also operates a medical cannabis clinic and holds a pharmacy license, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden and Norway.
The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services, while building trusted national brands within the legal cannabis industry, and its principal business address is in Stamford, Connecticut.
The Company is operated by an executive team comprised of seasoned professionals with significant experience in the cannabis industry and in scaling for growth. The Company’s executive team bring a wealth of knowledge in market dynamics, operational efficiencies and regulatory compliance that contribute to the Company’s growth and success across all key facets of the legal cannabis industry in the U.S. and internationally, including cultivation, processing, distribution and retail. Leveraging this extensive experience, the Company has strategically positioned itself for growth through a series of well-planned acquisitions, through which, the Company has expanded its market presence and geographic footprint, diversified its product offerings and strengthened its supply chain in the U.S. and internationally. Looking ahead, the Company remains committed to its growth trajectory and monitors the market continuously for potential acquisition targets that can offer strategic value, whether through new technologies, innovative products or expanded market access.
On February 3, 2025, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and on February 5, 2025, filed the Base Shelf Prospectus on a Form F-10 registration statement, (File No 333-284710) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement to be filed with the applicable Canadian securities regulatory authorities and/or the SEC.
Prior to December 14, 2023, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF”. On December 14, 2023, the Company’s SVS were listed and commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” and the Company's SVS were delisted from the CSE at the close of markets on December 13, 2023.

Basis of consolidation
Included in the Consolidated Financial Statements are the following wholly-owned and majority-owned subsidiaries of the Company as well as legal entities in which the Company held a controlling financial interest as of December 31, 2024 and 2023:

		As of
		December 31, 2024	December 31, 2023
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
Curaleaf International Holdings Limited	Guernsey	68.5%	68.5%
Curaleaf, Inc.*	DE	—	—
Northern Green Canada Inc.	Canada	100%	— (2)
Bloom Fungibles, LLC	AZ	100%	100%
Focused Employer, Inc.	DE	100%	100%

(1) Based on % of voting interests held by the Company.
(2) The Company acquired Northern Green Canada Inc. (“NGC”) in 2024. See Note 4 — Acquisitions of the Company’s Consolidated Financial Statements as of and for the Years Ended December 31, 2024 and 2023 for further details.

* Consolidated by the Company as a variable interest entity. See Note 3 — Significant accounting policies and Note 29 — Variable interest entities of the Company’s Consolidated Financial Statements as of and for the Years Ended December 31, 2024 and 2023 for further details.

The following table presents the wholly-owned subsidiaries of Curaleaf International Holdings Limited (“Curaleaf International”) as well as the entities in which Curaleaf International held a controlling financial interest as of December 31, 2024 and 2023:

		As of
		December 31, 2024	December 31, 2023
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
Curaleaf International Limited	UK	100%	100%
Four20 Pharma GmbH(2)	Germany	55%	55%

(1) Based on % of voting interests held by the Company.
(2) The remaining 45% non-controlling interest is held by the sellers of Four20 Pharma GmbH, which the company acquired in September 2022. See 'Non-controlling interests' within Note 2 - Basis of presentation and consolidation and Note 17 — Redeemable non-controlling interest of the Company’s Consolidated Financial Statements as of and for the Years Ended December 31, 2024 and 2023 for further details.

Change in ownership
The Company previously had a 100% investment in a wholly-owned subsidiary, Curaleaf Inc., via its ownership of all of the shares of common stock of Curaleaf, Inc. In connection with the listing of its SVS on the TSX on December 14, 2023 (the “TSX Listing”), the Company proceeded with the necessary internal reorganization (the “Reorganization”) of its U.S. operations, in order to meet the conditions of the TSX for the TSX Listing. Among other things, the capital structure of Curaleaf, Inc. was restructured in December 2023, such that it is now comprised of the following three classes of equity:
1. Class A Common Stock (voting, sole share), which is owned by a third-party investor not affiliated with the Company (the “Investor”);
2. Class B Common Stock (non-voting, 1,019 shares), which are all owned by the Company, and
3. Class C Common Stock (voting, none issued).

In connection with the Reorganization, the Company also entered into a shareholders’ agreement in respect of Curaleaf, Inc., with the Investor (the “Shareholders’ Agreement”) and a protection agreement with Curaleaf, Inc. (the “Protection Agreement”). The terms and conditions set forth in the Protection Agreement and the Shareholders’ Agreement collectively resulted in the Company retaining a controlling financial interest in Curaleaf, Inc. As a result, the Consolidated Financial Statements continue to include all the accounts of Curaleaf, Inc. and its wholly-owned subsidiaries as well as the legal entities in which Curaleaf, Inc., directly or indirectly, holds a controlling financial interest. For further details of these transactions, see Note 16 — Shareholders’ equity of the Consolidated Financial Statements.

The following table presents the wholly-owned subsidiaries of Curaleaf, Inc. as well as the entities in which Curaleaf, Inc., directly or indirectly, held a controlling financial interest as of December 31, 2024 and 2023:

		As of
		December 31, 2024	December 31, 2023
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
CLF AZ, Inc.	DE	100%	100%
CLF NY, Inc.	DE	100%	100%
Curaleaf CA, Inc.	DE	100%	100%
Curaleaf KY, Inc.	DE	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	DE	100%	100%
Curaleaf PA, LLC	DE	100%	100%
Focused Investment Partners, LLC	DE	100%	100%
CLF Maine, Inc.	DE	100%	100%
PalliaTech CT, Inc.	DE	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	DE	100%	100%
PalliaTech Florida, Inc.	DE	100%	100%
PT Nevada, Inc.	DE	100%	100%
CLF Sapphire Holdings, Inc.	DE	100%	100%
Curaleaf NJ II, Inc.	DE	100%	100%
GR Companies, Inc.	DE	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	DE	100%	100%
Curaleaf Processing, Inc	DE	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf DH, Inc.	DE	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	DE	100%	100%
Curaleaf Hemp, Inc.	DE	100%	—
Windy City Holding Company, LLC*	IL	—	—
Broad Horizon Holdings, LLC*	MA	—	—

(1) Based on % of voting interests held by Curaleaf, Inc. with the exception of the entities which Curaleaf, Inc. consolidates as variable interest entities.
* Consolidated by Curaleaf, Inc. as a variable interest entity. See Note 3 — Significant accounting policies and Note 29 — Variable interest entities of the Company’s Consolidated Financial Statements as of and for the Years Ended December 31, 2024 and 2023 for further details.

Company Performance and Objectives
The Company is currently active in numerous cannabis programs, including the manufacture and distribution of hemp-derived THC products, across the U.S. and internationally. In the U.S., 48 states and the District of Columbia have legalized some form of cannabis use, including low dose THC/CBD medical programs, for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 24 states, three territories and the District of Columbia have legalized cannabis for adult use. In many of these adult use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In the European countries in which the Company operates only medical cannabis sales are allowed. Internationally, cannabis products can be sold between jurisdictions.
The Company plans to continue to support the growth of its consolidated U.S. operations via expansion in three dimensions: (i) the acquisition of licenses in limited-license markets, (ii) an accretive presence in current markets and (iii) the optimization of exposure in mass markets. The Company’s growth plans are subject in each case to the applicable requirements of the TSX.
The Company also plans to continue investing internationally to best position itself to benefit from growth in existing medical cannabis programs, new national medical cannabis programs expected to be implemented and the potential legalization of adult use across Europe. In Germany, effective April 1, 2024, cannabis was removed from the narcotics list and the possession of cannabis for personal consumption is no longer illegal. In contemplation of these regulatory developments in Germany, the potential legalization of adult use cannabis and in anticipation of other countries following suit, the Company completed two strategic acquisitions aimed at expanding the Company’s international operations and equipping the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP1 flower supply. Curaleaf International continues to invest strategically in its cultivation and manufacturing facilities in order to support growing volumes in the European and Australasian markets and to reduce unit costs in order to ensure products can continue to compete profitably internationally.
Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that are awarded, thus forming high barriers to entry, limited market participants and protected market share in limited-license states. Curaleaf, Inc. intends to apply for new licenses or acquire businesses within certain limited-license markets in which the Company does not currently operate.
Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses in jurisdictions deemed favorable, as determined by each jurisdiction and as applicable.
Optimizing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced executive team, strong capitalization and strong brand goodwill. In mass markets, which exhibit a free market dynamic typical of other industries and may be pressured by certain aspects beyond the Company’s control (e.g., unfavorable business and/or regulatory environment and/or lack of enforcement against the respective illicit markets), the Company’s strategy for optimizing its exposure includes rationalizing its operations down to an asset-light structure and maintaining brand presence through licensing agreements.
International Expansion. The Company believes it is, currently, the largest operator in the cannabis markets of Europe, with leading market share and the broadest overall footprint. The Company will continue to invest in vertical integration across Europe, in the form of licenses, production facilities, medical clinics, branding and product diversity, so as to best position itself to benefit from expansion of medical cannabis programs and the potential legalization of adult use across Europe
Such acquisitive and organic growth, both in the U.S. and internationally, will likely increase the Company’s acquisition-related costs as well as its marketing and selling expenses, which the Company anticipates will be offset by the resulting operating efficiencies and economies of scale.
Operating Segments
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”).
1 EU-GMP stands for European Union Good Manufacturing Practices.

As of December 31, 2024, the Company has two operating segments: (i) Domestic operations and (ii) International operations. These two segments reflect the manner in which the Company’s operations are managed, how the CODM allocates resources and evaluates performance and how the Company’s internal management of financial reporting is structured.
Domestic Operations
As of December 31, 2024, the Company through its controlling interest in Curaleaf, Inc. derives the majority of its revenues from operations in the U.S. As of December 31, 2024, over 92% of the Company’s consolidated Total revenues, net were generated in the U.S. The Company’s U.S. cannabis operations are based in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. The Company has also partnered with an accredited medical school in the U.S. and obtained a “clinical registrant” license in Pennsylvania.
On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. via forgiveness of a $7.0 million promissory note plus interest and cash consideration of $1.7 million. For further details, see the section of this MD&A titled “Research and Development.”
On April 6, 2023 the Company completed the acquisition of Deseret, the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition included three retail dispensaries located in the cities of Park City, Provo and Payson. The Deseret acquisition immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles and concentrates.
Refer to the heading “Regulatory Environment: Issuers With U.S. Cannabis-Related Operations” of the Company’s AIF for more information on the U.S. regulatory environment and the U.S. states in which the Company operates.
International Operations
As of December 31, 2024, the Company’s primary international operations are based in the U.K., Canada, Germany, Poland, Portugal, Spain and Switzerland. The Company derives its retail cannabis revenues in the U.K., where it holds a pharmacy license that enables it to fulfill cannabis prescriptions directly to the patient through its online pharmacy. In other countries in Europe, including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden, Norway and the U.K. as well as Australia and New Zealand, the Company supplies cannabis on a wholesale basis to pharmacies and/or other local distributors.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of NGC for total consideration of approximately $23.8 million, paid in cash and equity consideration. The acquisition also resulted in contingent consideration that is dependent on NGC’s future performance. NGC is a Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its EU-GMP certified product offering. The acquisition of NGC equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, Poland and the U.K. as well as supporting the Company’s expansion into new international markets
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A., now known as Curaleaf Poland S.A. (“Curaleaf Poland”) for total consideration of €1.5 million, which consisted of equal parts cash consideration and equity consideration. Additionally, the transaction included deferred consideration based on Curaleaf Poland’s future performance. Curaleaf Poland is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Curaleaf Poland increased the Company’s international footprint.

On July 5, 2023, Curaleaf Portugal, LDA, a subsidiary of Curaleaf International, acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal. The Clever Leaves acquisition strategically positioned the Company to expand its cultivation capacity at Curaleaf Portugal to meet the expected growth across Europe, especially within the Company’s core markets: Germany and the U.K.
Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the Company’s AIF for more information on the risks to which the Company’s international operations are subjected.
Principal Products and Services
The Company and its affiliates operate in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. The Company leverages its internal research and development capabilities to assist its licensed entities in manufacturing cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company cultivates, processes, markets and/or dispenses a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing, such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing, mints and lozenges, topical balms and lotions, tinctures, capsules, edibles and beverages.
In most of the U.S. and European markets in which the Company operates, its licensed entities are vertically-integrated, meaning the Company manages the entire cannabis product lifecycle, from seed to sale: cultivating cannabis flower, processing the flower into manufactured products and selling the product to registered medical patients and/or adult consumers in jurisdictions where adult use is legalized. The Company’s products are sold under its brands, including Curaleaf, Find, JAMS, Grassroots, Select and its line of Zero Proof seltzers. The Company remains focused on developing a trusted global brand.
The Company believes that it has developed the in-house resources to ensure its licensed entities maintain best practices in cannabis cultivation, processing and dispensing, and the Company is dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its licensed entities maintain low overall production costs and adaptability in product mix to ensure timely response to the rapidly evolving cannabis markets. The Company intends to use its footprint to leverage know-how and technology throughout its operations.
•Cultivation: The Company’s U.S. cultivation facilities have 179 unique cultivars in the production phase that have been tested and characterized for yield, cannabinoid content along with certain other properties. The Company cultivates cannabis using a variety of methods, including greenhouse, outdoor, indoor and two-tier indoor cultivation. The Company’s international cultivation facilities have 23 unique cultivars in the production phase or final stages of research & development.
•Extraction and Purification: The Company’s extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification; thereby enabling timely response to trends in medical product formulation.
•Formulation and Quality Control: The Company’s processing facilities produce a wide spectrum of solid, liquid and inhaled products. By combining expert cultivation, manufacturing and analytical laboratory operations, the Company has developed a completely in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.
Research and Development
The Company’s research and development activities primarily focus on (i) optimizing cannabis cultivation and manufacturing techniques, (ii) developing new manufactured cannabis products and (iii) understanding the potential medical benefits of cannabis. The Company’s research and development activities operate on an on-going basis, as the Company continually seeks to improve current methods for its licensed businesses.
The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot and per plant. This allows the Company’s cultivators to gain insights on optimal cultivation methods by adjusting certain variables, such as strain variety and plant spacing. The Company’s cultivators institute pest management techniques and document successes and failures, sharing this knowledge across its cultivation operations. The Company also researches new methods of cannabis extraction for the development of new manufactured products.
The Company’s acquisition of Dark Heart Nursery (“Dark Heart”), in the first quarter of 2024, was a pivotal step towards improving the Company’s genetics and cultivation operations, including by (i) refinement of its cultivation practices, (ii) optimization of yield efficiency and (iii) exploration of new avenues for product innovation.
Internationally, the Company continues to develop its clinical research program. In 2021, the Company established the first bench-to-bedside medicinal cannabis research and drug development pipeline, with basic science and clinical research collaborations across leading universities, including Imperial College London and The Institute for Cancer Research. As of December 31, 2024, the Company has published 59 peer-reviewed research papers and 73 research conference presentations. In vitro experiments have been conducted via this bench-to-bedside medical research program, which resulted in the discovery of the mechanism of action of cannabinoids and terpenes in blocking pain signals and which have yielded the optimum ratios of cannabinoids and terpenes in pain treatment. These experiments have been published across four studies in the Journal of Pain Research and the International Journal of Molecular Sciences between 2021 and 2023.
The portfolio of preclinical research is supplemented by additional research collaborations to examine the effects of cannabinoids and other active cannabis-derived pharmaceutical ingredients on cancer, migraine and neuroprotection. In May 2024, in collaboration with researchers from Imperial College London, the Company published a peer-reviewed study, which examined the impact of cannabidiol on pancreatic cancer utilizing in vitro cell lines models. The Company also published a peer-reviewed study, in the Journal of Cannabis Research, that utilized a mouse model to study the impact of cannabidiol on pancreatic cancer, which in turn helped establish a novel mechanism by which cannabidiol causes pancreatic cell death in preclinical models.

In addition, the Company established the U.K. Medical Cannabis Registry (the “U.K. Registry”), the largest European real-world patient registry designed to collate outcomes on medical cannabis prescribing. The U.K. Registry has published five analyses of the Company’s own branded and manufactured cannabis medicines for the treatment of chronic conditions in patients within the U.K., the most recent of which occurred in October 2024. These analyses revealed positive findings in patients’ use of prescribed oils, dried flower and a combination of the Company’s products to treat generalized anxiety disorder, chronic pain, fibromyalgia, headache disorders and attention-deficit/hyperactivity disorder (“ADHD”). The results of the four analyses have been presented at international scientific conferences and published in peer reviewed journals. In addition, the Company has published 17 further peer-reviewed research articles that demonstrate the value patients place in the Company’s own research performed using the U.K. Registry and provide commentary from subject matter experts on the use of medical cannabis for the treatment of neurological disorders, inflammatory bowel disease, depression and ADHD.

As of December 31, 2024, 30 research publications have arisen from the U.K. Registry, covering chronic pain, anxiety, insomnia, fibromyalgia, autism spectrum disorder, ADHD, PTSD, depression, inflammatory bowel disease, headache disorders, multiple sclerosis, arthritis and childhood epilepsy. This collective research has received five awards to date from the Japanese Society of Neuropsychopharmacology and the journal ‘Neuropsychopharmacology Reports’. The Company has published leading opinion pieces on the status of medical cannabis research and has conducted fundamental research on the perceived stigma of medical cannabis patients in the U.K. and the prevalence of illicit cannabis use for health reasons. The Company considers such research to be strategically important in the future education of patients, public and healthcare professionals.

For the years ended December 31, 2024 and 2023, the Company published 15 and 17 research papers in the U.K., respectively, with additional research papers accepted for publication in the near future. As of December 31, 2024, the Company has submitted nine studies for peer review, with the majority of these studies expected to be published during the first half of 2025.
Production and Sales
As of December 31, 2024, the Company had 19 cultivation facilities in the U.S. totaling approximately 1.3 million square feet as well as 20 U.S. processing facilities. Each new manufacturing site is built to ISO2 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility
2 ISO stands for International Organization for Standardization.

(cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care.
Internationally, the Company has cultivation facilities in Canada and Portugal. NGC has indoor cultivation rooms totaling approximately 16,000 square feet, and Curaleaf Portugal has a total cultivation area of approximately 270,000 square feet across ten greenhouses. The cultivation facilities in Canada and Portugal, both have EU-GMP post-harvest processing and manufacturing facilities. In addition, the Company has pharma-grade cannabis processing and manufacturing facilities certified to EU-GMP standards in Germany, Spain and the U.K.
The Company’s primary method of sales in the U.S. currently occurs through its U.S. state-licensed dispensaries. Most of the Company’s U.S. state-licensed dispensaries offer customers the option to order online to pick-up in store. In Nevada, Utah and Florida, the Company offers drive-thru service at select dispensaries. Furthermore, in certain states, the Company’s dispensaries offer home delivery services, in compliance in all material respects with applicable state regulations.
In Europe, the primary method of sales occurs through licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also operates a medical cannabis clinic and holds a pharmacy license, in England and Scotland, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy and Poland.
The Company aims to expand its dispensary e-commerce operations and delivery operations, where permitted, to offer convenient access to its customers and meet the demands of an evolving retail landscape.
Intellectual Property
The Company has spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry. The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations, cannabis delivery systems and cannabis monitoring systems. With regards to non-patented processes and materials, the Company ensures confidentiality through the use of non-disclosure and confidentiality agreements.
As of December 31, 2024, the Company has two federally registered patents with the United States Patent and Trademark Office (“USPTO”) as well as four pending patent application. The Company also has 12 trademarks registered with the USPTO and five trademarks that are pending approval with the USPTO. All federal registered trademarks in the U.S. are subject to renewal 10 years from the date of registration. As of December 31, 2024, Curaleaf had 65 state trademark registrations and a significant number of trademarks registered and pending in various international jurisdictions. The Company is actively pursuing the filing of additional trademarks with the USPTO as well as other U.S. state and international jurisdictions.
In addition to its patent and trademarks, the Company owned, as of December 31, 2024, numerous website domains, including www.curaleaf.com and www.thehempcompany.com, and numerous accounts across all major social media platforms.
As long as cannabis remains illegal under U.S. federal law, as discussed further in the “Regulatory Environment: Issuers With U.S. Cannabis-Related Operations” section of this MD&A, the benefit of certain U.S. federal laws and protections, such as U.S. federal trademark and patent protection on a business’ intellectual property, may not be available to the Company. The Company maintains an in-house legal team and engages outside legal counsel to actively monitor and identify potential infringements on its intellectual property. Refer to the heading “Risk Factors – Intellectual Property Risks” of the Company’s AIF for more information.
Competitive Conditions
The cannabis industry is highly competitive. The Company competes on quality, price, brand recognition and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, retail dispensary shelf space and wholesaler preference. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators.

Certain markets have a thriving black market with competition from illegal operators that is not limited to retail markets. The Company maintains an operational footprint in U.S. states with high barriers to entry and limited market participants, as a result of the limited availability of state licenses and/or local permitting as well as stringent operating requirements. The Company, through Curaleaf International, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.
As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, the Company will face competition from other companies, some of which may have longer operating histories and more financial reserves, resources and/or experience than the Company.
Refer to the “Risk Factors” section of the Company’s AIF for more information on the competition faced by the Company.
Components of Our Results of Operations
Revenue
Retail and wholesale revenue
The Company derives its domestic retail and wholesale revenues from U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and other hemp-derived products. The Company sells directly to customers at its retail dispensaries and sells wholesale to third-party dispensaries or processors.
Internationally, the Company derives retail revenues in the U.K., where it holds a pharmacy license that enables it to fulfill cannabis prescriptions directly to the patient through its online pharmacy. The Company also supplies cannabis on a wholesale basis to pharmacies and other distributors based in Australia, New Zealand, Canada and across Europe, including Germany, Italy and Poland. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Germany, Spain and the U.K.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases.
Management fee income
Management fee income is comprised primarily of revenue earned through MSAs pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as logistics service fees and consultation fees earned in the Company’s international operations.
Cost of goods sold
Cost of goods sold is derived from retail purchases made by the Company from its third-party licensed producers and from costs related to the Company’s internal cultivation and production of cannabis.
Gross profit
Gross profit is revenue less cost of goods sold. Due to the Company’s strategic decision to build operations ahead of current capacity needs, in contemplation of its growth and market expansion plans, the Company does not utilize all of its available capacity.

Selling, general and administrative
Selling, general and administrative includes
•Salaries and benefits that have not been allocated to Cost of goods sold as well as corporate labor expenses. Also included is Sales and marketing, which includes branding, marketing and product development expenses. The Company expects personnel and selling costs to increase proportionally with each store opening and/or international expansion.
•Professional fees that consist of accounting, legal and acquisition-related expenses, which fluctuate as the Company continues to grow acquisitively and enters into complex transactions.
•Other general and administrative costs that consist of expenses for travel, general office supplies, monthly services, facilities and occupancy, insurance, director fees and new business development. The Company expects these operating expenses to level off as operations are scaled in each market.
Other Income (Expense)
Interest income
The Company has notes receivable with various parties and restricted cash equivalents that earned interest income.
Interest expense
Interest expense, which includes interest related to lease liabilities, financial obligations and deferred consideration, consists of the following components: (i) interest on the Company’s outstanding borrowings under various promissory note agreements and other borrowing arrangements,(ii) amortization of debt discounts and deferred financing costs, (iii) interest accreted on outstanding lease and sale-leaseback arrangements and (iv) interest accrued on deferred consideration.
Other income, net
Other income, net primarily consists of gains (losses) related to fair value remeasurements and/or mark-to-market revaluation of contingent consideration, investments and marketable securities held by the Company, gains (losses) recognized on the disposal of assets and liabilities and gains (losses) recognized upon the extinguishment of debt.
Provision for income taxes
The Company’s Provision for income taxes is comprised of current and deferred taxes. Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. The Company reassesses the need for a valuation allowance at the end of each fiscal quarter and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforwards.
For the years ended December 31, 2024 and December 31, 2023, the Company has adopted a new federal and state income tax position, supported by legal interpretations, asserting that the restrictions of Section 280E of the Internal Revenue Code (“Section 280E”) do not apply to the Company’s cannabis operations (“280E position”). The Company recorded an uncertain tax liability on the Consolidated Balance Sheets for tax positions taken based on the 280E Position. In addition, the Company filed amended federal and state income tax returns with refund claims for several of the Company's business entities for tax years prior to 2023. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E.
While the Company believes its position is supported by sound legal reasoning, the cannabis industry remains in a complex regulatory environment. The illegality of cannabis under U.S. federal law poses unique challenges and uncertainties, including the potential for differing interpretations and enforcement actions. The Company is prepared to vigorously defend its tax position, if challenged, and will continue to monitor legal developments in this matter closely; however, the Company cannot be certain that it will prevail on this issue with the Internal Revenue Services (the “IRS”). As a precautionary measure, if the Company were not to prevail, reserves have been established to mitigate the potential financial impact of such a determination. The Company believes it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, while its 280E position is reviewed by the IRS and certain state tax authorities.
Refer to the heading “Risk Factors” of the Company’s AIF for further detail.
Selected Financial Information
The following tables set forth select financial information and were derived from the Consolidated Financial Statements. The following financial information may not be indicative of the Company’s future performance.
The following table summarizes the Company’s Consolidated Statements of Operations for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

				Variance
	Years Ended December 31,			2024 vs. 2023		2024 vs. 2022
	2024	2023	2022	$	%	$	%
Revenues, net	$1,342,802	$1,346,632	$1,275,420	$(3,830)	0%	$67,382	5%
Cost of goods sold	703,554	732,183	649,001	(28,629)	(4)%	54,553	8%
Gross profit	639,248	614,449	626,419	24,799	4%	12,829	2%
Operating expenses	619,051	571,566	561,431	47,485	8%	57,620	10%
Other expense, net	(137,826)	(167,249)	(151,476)	29,423	(18)%	13,650	(9)%
Income tax expense	(98,592)	(114,589)	(178,822)	15,997	(14)%	80,230	(45)%
Net loss from continuing operations	(216,221)	(238,955)	(265,310)	22,734	(10)%	49,089	(19)%
Net loss from discontinued operations	(5,786)	(51,382)	(111,622)	45,596	(89)%	105,836	(95)%
Net loss	(222,007)	(290,337)	(376,932)	68,330	(24)%	154,925	(41)%
Less: Net loss attributable to non-controlling interest	(6,584)	(9,140)	(6,833)	2,556	(28)%	249	(4)%
Net loss attributable to Curaleaf Holdings, Inc.	$(215,423)	$(281,197)	$(370,099)	$65,774	(23)%	$154,676	(42)%
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.32)	$(0.39)	$(0.52)	$0.07	(18)%	$0.20	(38)%

The following tables summarize the Company’s revenue by segment for the years ended December 31, 2024, 2023 and 2022:

				Variance
	Years Ended December 31,			2024 vs. 2023		2024 vs. 2022
	2024	2023	2022	$	%	$	%
Domestic revenues:
Retail revenue	$994,718	$1,076,101	$991,316	$(81,383)	(8)%	$3,402	0%
Wholesale revenue	240,862	206,600	246,414	34,262	17%	(5,552)	(2)%
Management fee income	1,671	2,924	3,256	(1,253)	(43)%	(1,585)	(49)%
Total domestic revenues	$1,237,251	$1,285,625	$1,240,986	$(48,374)	(4)%	$(3,735)	0%

				Variance
	Years Ended December 31,			2024 vs. 2023		2024 vs. 2022
	2024	2023	2022	$	%	$	%
International revenues:
Retail revenue	$38,047	$21,071	$10,220	$16,976	81%	$27,827	272%
Wholesale revenue	63,079	37,006	22,628	26,073	70%	40,451	179%
Management fee income	4,425	2,930	1,586	1,495	51%	2,839	179%
Total international revenues	$105,551	$61,007	$34,434	$44,544	73%	$71,117	207%
The following table summarizes total assets and long-term financial liabilities as of December 31, 2024 and 2023:

	As of
	December 31, 2024	December 31, 2023
Total assets	$2,949,536	$3,096,576
Long-term liabilities	1,568,218	1,431,250
See “Results of Operations for the years ended December 31, 2024 and 2023” in this MD&A for further discussion of the key significant drivers of the Company’s financial performance during the years ended December 31, 2024 and 2023.

Key Developments
2024 Fiscal Year Highlights
The Company’s performance in 2024 was shaped by a combination of strategic actions and external challenges:
•Strategic Initiatives: Management revisited its organizational structure, streamlined operational processes and completed divestitures of its discontinued operations to support the Company’s long-term growth strategy. These initiatives focused on aligning resources with high-priority objectives, fostering effective decision-making and driving operational efficiency.
•Market Dynamics: While legislative headwinds tempered management’s expectations, the Company’s ability to innovate and adapt allowed the Company to mitigate risks and seize new opportunities.
As a result, in 2024, the Company achieved significant milestones amidst navigating the complex and evolving regulatory landscape. Key accomplishments include:
•Market Expansion: Achieved successful entry into the adult-use cannabis markets of New York and Ohio, establishing the Company as an early player in nascent domestic markets.
•Retail Growth: Opened seven new dispensaries across Florida and New York, expanding the Company’s retail footprint and providing additional points of access to new and existing customers.

•Product Innovation: Launched innovative products nationally, including Select Terpologist, Zero Proof Stir, and JAMS Remix Fast-Acting Ratio Jellies, further diversifying the Company’s product portfolio.
•Diversified Offerings: Introduced a new hemp-derived product line and launched The Hemp Company, an e-commerce marketplace, leveraging the Company’s expertise and innovation to expand its reach into the growing THC edibles and beverages market.
•International Growth: Completed strategic acquisitions in Europe and Canada with the acquisitions of Curaleaf Poland and NGC, establishing a stronger foothold in emerging international markets.
•Increased Liquidity: Secured a revolving line of credit with Needham Bank, providing up to $40.0 million in funding, with an option for an additional $20.0 million starting in May 2026. Additionally, the Company modified and extended several loan agreements, including amendments to the NGC Note and the ABL Facility. These strategic moves enhanced the Company’s liquidity and financial flexibility, positioning the Company for sustained growth.
2025 Fiscal Year Outlook
Key Trends and Predictions for 2025
In 2025, several key trends are expected to shape the cannabis industry and the Company’s strategic focus, such as:
•Rapid growth in the market for cannabis beverages, driven by shifting consumer preferences, particularly among Gen Z, who are seeking alternatives to alcohol. The Company plans to capitalize on this trend by expanding its cannabis beverage offerings and introducing innovative products driven at increasing the accessibility and decreasing stigma of cannabis amongst consumers.
•Further consolidation, as smaller operators face financial pressures, including price compression and regulatory challenges. The Company remains committed to applying a disciplined approach to potential acquisition opportunities, focusing on strategic acquisitions that align with the Company’s long-term goals and financial stability.
•Organic expansion in growth markets domestically, such as in New York and Ohio, and internationally, within Europe. The Company is positioned to be a market leader in these nascent and/or growing domestic and international markets.
•Price compression in the U.S. cannabis industry in oversaturated markets such as New Jersey and Florida. The Company is addressing this challenge through increased operational efficiency, premium product innovation and differentiation and proprietary technology.
•Potential U.S. federal reforms, including Rescheduling (as defined within), banking regulations and elimination of the applicability of Section 280E tax provisions to cannabis operators. The Company is actively engaged in coordinated lobbying efforts with other leading cannabis operators and retailers to advice these critical initiatives. In January 2025, the Company aligned with other multi-state cannabis operators, single-state cannabis operators, cannabis retailers and ancillary cannabis businesses aligned to form the U.S. Cannabis Roundtable, to serve as the leading authority representing the cannabis industry at the U.S. federal level.
•Increased financial flexibility and cash flow optimization, including the settlement, in January 2027, of the Company’s remaining obligation under the Bloom Notes – 2024, in its entirety, through the issuance of 4,282,599 SVS. The Company also refinanced the Bloom Notes – 2025 through such notes into senior secured notes, due January 17, 2027, with an aggregate principal balance of $67 million. With these strategic initiatives, the Company has strengthened its financial flexibility, enhancing its ability to support continued growth and operational needs while preserving cash for strategic investments and long-term sustainability.
The Company believes it is well-positioned to navigate the headwinds facing the cannabis industry, to capitalize on opportunities and to deliver sustainable growth in 2025 and beyond. In January 2025, the Company refinanced the Bloom Notes – 2025, extending its maturity to January 17, 2027. With this refinancing, the Company has further positioned itself to capitalize on future opportunities, drive organic growth and operational efficiency and adapt effectively to evolving market conditions. Refer to Note 30 — Subsequent events of the Consolidated Financial Statements for further detail.
Results of Operations – Consolidated
The following discussion summarizes the Company’s results of operations for the years ended December 31, 2024 and 2023:
Comparison of the years ended December 31, 2024 and 2023

			Variance
	Years Ended		2024 vs. 2023
	December 31, 2024	December 31, 2023	$	%
Revenues, net:
Retail revenues	$1,032,765	$1,097,172	$(64,407)	(6)%
Wholesale revenues	303,941	243,606	60,335	25%
Management fee income	6,096	5,854	242	4%
Total revenues, net	1,342,802	1,346,632	(3,830)	0%
Cost of goods sold	703,554	732,183	(28,629)	(4)%
Gross profit	639,248	614,449	24,799	4%
Gross profit margin	48%	46%
Operating expenses	619,051	571,566	47,485	8%
Income from operations	20,197	42,883	(22,686)	(53)%
Total other expense, net	(137,826)	(167,249)	(29,423)	(18)%
Loss before provision for income taxes	(117,629)	(124,366)	6,737	(5)%
Provision for income taxes	(98,592)	(114,589)	15,997	(14)%
Net loss from continuing operations	(216,221)	(238,955)	22,734	(10)%
Net loss from discontinued operations	(5,786)	(51,382)	45,596	(89)%
Net loss	(222,007)	(290,337)	68,330	(24)%
Less: Net loss attributable to non-controlling interest	(6,584)	(9,140)	2,556	(28)%
Net loss attributable to Curaleaf Holdings, Inc.	$(215,423)	$(281,197)	$65,774	(23)%
Revenues, net
Total revenues, net for the year ended December 31, 2024 was $1,342.8 million, a decrease of $3.8 million, from $1,346.6 million for the year ended December 31, 2023. Total revenues, net was impacted by a sequential decline of $64.4 million, or 6%, in the Company’s Retail revenues, primarily driven by the Company’s efforts to refine and optimize margins, product mix and cashflow as well as increased competition, oversaturation in certain markets and pricing pressures in select states. Partially offsetting this decline was the favorable impact of the commencement of adult use sales in Ohio and New York in 2024 along with significant growth in the Company’s wholesale operations, as it strategically expanded its brand presence within select states. Additionally, the Company’s international wholesale operations grew 70% to meet rising demand in Germany and the U.K.
Cost of goods sold
Cost of goods sold for the year ended December 31, 2024 was $703.6 million, a decrease of $28.6 million, or 4%, compared to Cost of goods sold of $732.2 million for the year ended December 31, 2023.
In the current year ended, the Company improved utilization of its production facilities, as compared to the prior year ended, during which the Company’s focus on reducing its inventory levels resulted in lower production and decreased utilization of its production facilities. In the current year ended, the Company also invested in the modernization of several cultivation facilities, resulting in improved yields and a reduction in the Company’s grow canopy requirements. These improvements combined with the failure of the November 2024 Florida ballot initiative to legalize adult use cannabis prompted the Company to reassess its cultivation capacity by state. As a result, the Company’s Cost of goods sold for the current year ended was positively impacted by the identification of assets for closure, partial abandonment or a halt in ongoing construction.
Gross profit
Gross profit for the year ended December 31, 2024 was $639.2 million, an increase of $24.8 million compared to $614.4 million for the year ended December 31, 2023. Gross profit margin improved by 200 basis points during the year to 48% for the year ended December 31, 2024 from 46% for the year ended December 31, 2023.
The drivers of the change in Gross profit during the year ended December 31, 2024 are correlated with those discussed above within Revenues, net and Cost of goods sold.
Total operating expenses
Refer to the corresponding sub-section on page 91.
Total other expense, net
Refer to the corresponding sub-section page 92.
Provision for income taxes
The Company recorded Provision for income taxes of $98.6 million for the year ended December 31, 2024, a decrease of $16.0 million, or 14%, compared to $114.6 million in the prior year ended.
The decrease in Provision for income taxes was primarily due to changes in certain tax rates and receipt of prior refunds in certain state jurisdictions, as well as new state jurisdictions that have adopted non-280E positions, which resulted in a decrease in the Company's state income tax liabilities as compared to the prior year ended.
Net loss from continuing operations
Net loss from continuing operations for the years ended December 31, 2024 and 2023 was $216.2 million and $239.0 million, respectively, a decrease of $22.7 million, or 10%. The drivers of the change in Net loss from continuing operations during the year ended December 31, 2024 are correlated with the aggregate net impact of the aforementioned factors discussed in the “Results of Operations – Consolidated” section of this MD&A.
Net loss from discontinued operations
Net loss from discontinued operations for the years ended December 31, 2024 and 2023 was $5.8 million and $51.4 million, respectively, representing a decrease of $45.6 million, or 89%. As of December 31, 2024, the Company has deconsolidated and discontinued all operations classified as discontinued operations in 2023. For further details, see Note 6 — Discontinued operations of the Company’s accompanying Consolidated Financial Statements.

Total operating expenses
Comparison of the years ended December 31, 2024 and 2023

			Variance
	Years Ended		2024 vs. 2023
	December 31, 2024	December 31, 2023	$	%
Salaries and benefits	$228,287	$206,787	$21,500	10%
Sales and marketing	48,485	41,992	6,493	15%
Rent and occupancy	54,292	48,983	5,309	11%
Travel	6,662	5,741	921	16%
Professional fees	24,436	38,631	(14,195)	(37)%
Office supplies and services	44,757	46,999	(2,242)	(5)%
Other operating expense	14,613	25,640	(11,027)	(43)%
Total selling, general and administrative expense	421,532	414,773	6,759	2%
Depreciation and amortization	171,823	136,783	35,040	26%
Share-based compensation	25,696	20,010	5,686	28%
Total operating expenses	$619,051	$571,566	$47,485	8%
Total operating expenses for the year ended December 31, 2024 was $619.1 million, an increase of $47.5 million, or 8%, compared to $571.6 million for the year ended December 31, 2023.
The increase in Total operating expenses was primarily attributable to the Company’s organic and acquisitive growth in both its retail and wholesale operations during the current year ended, which increased the Company’s (a) workforce as reflected in Salaries and benefits and Share-based compensation, (b) branding and marketing spend, as reflected in Sales and marketing, (c) lease portfolio, as reflected in Rent and occupancy and (d) in-service property and equipment, as reflected in Depreciation and amortization.
Partially offsetting these aforementioned factors was the non-recurrence of certain unique transactions that commenced or were consummated during the prior year ended, as reflected in Professional fees and improved collections efforts during the current year ended as well as non-recurring non-cash adjustments during the prior year ended, as reflected in Other operating expense.
The decrease in Other operating expense was primarily driven by lower excise taxes, non-recurring adjustments in 2023 and improved collection efforts, which favorably adjusted the Company’s provision for credit losses. Additionally, Boris Jordan's assumption of the Company’s CEO role, while continuing as the Company’s Chairman, resulted in a reallocation of expenses, further reducing Other operating expense.
Total operating expenses represented 46% and 42% of Total revenues, net for the years ended December 31, 2024 and 2023, respectively.

Total other expense, net
Comparison of the years ended December 31, 2024 and 2023

			Variance
	Years Ended		2024 vs. 2023
	December 31, 2024	December 31, 2023	$	%
Interest income	$776	$23	$753	3,274%
Interest expense	(59,353)	(57,966)	(1,387)	(2)%
Interest expense related to lease liabilities and financial obligations	(41,263)	(42,416)	1,153	3%
Loss on impairment	(54,245)	(67,076)	12,831	19%
Other income, net	16,259	186	16,073	8,641%
Total other expense, net	$(137,826)	$(167,249)	$29,423	(18)%
Total other expense, net for the year ended December 31, 2024 was $137.8 million, a decrease of $29.4 million, or 18%, compared to $167.2 million for the year ended December 31, 2023.
Total other expense, net decreased primarily due to a 19% decline in one-time impairment losses that the Company recognized in the current year ended, which were related to planned closures and retirement of excess and/or obsolete facilities and equipment, compared to the prior year ended, which were driven by the Company’s discontinuation of certain operations. During the current year ended, the Company realized gains from asset disposals compared to the prior year ended, during which the Company’s asset disposals generated losses. In addition, the Company recognized acquisition-related gains from the settlement of its deferred consideration obligation incurred with its acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”) and the revaluation of its outstanding contingent consideration obligations.
Total other expense, net was burdened by higher Interest expense during the current year ended, driven by debt financings the Company consummated in 2024.

Financial Condition, Liquidity and Capital Resources
Liquidity and Capital Resources
The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service and other general corporate requirements. To date, the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement of $475 million aggregate principal amount of Senior Secured Notes – 2026 (as defined below) completed in December 2021 and the overnight marketed public offering of SVS completed on October 3, 2023. The Company’s ability to fund the Company’s operations to make planned capital expenditures, complete planned acquisitions, make scheduled debt and lease payments and repay or refinance indebtedness depends on future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” section herein and the “Risk Factors” section of the AIF for additional details.
The Company has also generated cash through asset sales and dispositions, while strategically allocating its capital reserves to support ongoing operations and pursue new acquisitions aimed at driving long-term earnings growth.
Working capital is defined as current assets minus current liabilities. As of December 31, 2024 and 2023, the Company had positive working capital of $41.8 million and negative working capital of $75.4 million, respectively, of which Cash, cash equivalents and restricted cash represented $107.2 million and $91.8 million, respectively.
The increase of $117.2 million in positive working capital was primarily due to the Company’s recently adopted position that its federal and state income tax liability should not be computed based on the restrictions of Section 280E. The change in the Company’s position resulted in a reduction of its current income tax liability offset by an increase in the Company’s Uncertain tax position, which is classified as a long-term liability on the Consolidated Balance Sheets in the accompanying Consolidated Financial Statements. Domestically, certain state jurisdictions also lowered their imposed income tax rates, which resulted in a decrease in the Company’s state income tax liabilities as compared to tax year 2023. Finally, the Company’s focus on building its brand presence and wholesale operations is reflected in its increasing accounts receivable balance and increased utilization of its production facilities. For further details, see sections Results of Operations – Consolidated and Regulatory Environment: Issuers With U.S. Cannabis-Related Operations of this MD&A as well as Note 3 — Significant accounting policies of the accompanying Consolidated Financial Statements.
The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.
Outstanding Financing Obligations
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture, dated December 15, 2021, governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that post-incurrence of the additional debt, a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained. The issue of additional senior secured notes or other debt pari passu to the existing notes is permitted, provided that post-incurrence of the additional debt, the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained and provided certain other conditions are met. The Company and certain of its guarantor entities are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured Notes – 2026.

Subject to the consent of Needham Bank under the Needham LOC, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, may be redeemed early, but are subject to a prepayment premium that is dependent on the loan year as follows:

Loan year	Prepayment redemption prices
June 15, 2024 to June 14, 2025	102.00%
June 15, 2025 and thereafter	100.00%
Purchase of Senior Secured Notes - 2026 for Cancellation
In connection with the Company's overall strategy to reduce debt and interest, on April 30, 2024, in an arms-length transaction, the Company paid $14.3 million to purchase for cancellation Senior Secured Notes – 2026, that had a face value of $15.0 million. The Company also reduced accrued interest by $3.2 million that had been accruing from December 15, 2023 through April 30, 2024 specific to the notes purchased for cancellation.
Bloom Notes
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes (collectively, the “Bloom Notes”) to the former Bloom owners (the “Bloom Lenders”). As of December 31, 2024, the second set of promissory notes (the “Bloom Note – 2024”) and the third set of promissory notes (the “Bloom Note – 2025”) remained outstanding. The Bloom Note – 2024 was settled in full in January 2025 through the issuance of 4,282,599 SVS, representing a conversion amount of $16.5 million, with each of the Bloom Lenders receiving its proportionate share of SVS. Fractional shares were settled in cash.
On January 17, 2025, the Company entered into an agreement with the Bloom Lenders (the “Note Exchange Agreement”), pursuant to which the Company agreed to accept from the Bloom Lenders, and the Bloom Lenders agreed to transfer to Holdings, the Bloom Notes – 2025 in exchange for senior secured notes of the Company that have an aggregate principal balance of $67 million (the “Senior Secured Notes — 2027”), consisting of the $60 million principal of the Bloom Notes – 2025 plus $7 million of accrued interest on such notes (the “Note Exchange”). In connection with the Note Exchange, the Company paid in cash (i) $0.6 million, representing the remaining balance of interest accrued on the Bloom Notes – 2025 as of the date of the Note Exchange and (ii) $1.0 million of origination fees. The Senior Secured Notes – 2027 mature on January 17, 2027 and bear interest at 10% per annum, compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is payable monthly in arrears, beginning February 17, 2025, with principal repayments beginning August 17, 2025. There are no prepayment penalties on the Senior Secured Notes – 2027.
Needham Bank
On November 6, 2024, the Company entered into a loan agreement (the “Loan Agreement”) with Needham Bank, establishing a revolving line of credit for up to $40.0 million (the “Needham LOC”). The Loan Agreement provides the Company with the option, beginning on May 6, 2026, to request an additional borrowing of up to $20.0 million, subject to Needham Bank’s discretion and credit approval process. Pursuant to the Loan Agreement, Needham Bank holds a first priority lien on the mortgages, business assets and collateral of all loan parties under the Note Indenture, including a pledge of equity of all underlying borrowers and guarantors. Additionally, the Company has provided a limited guaranty for the value of its equity interest in Curaleaf, Inc. The Loan Agreement contains financial covenants, including a requirement that the total outstanding debt remains within an 80% loan-to-value ratio, based on the “as-is” fair market value of the real estate collateral. The Needham LOC may be utilized for various corporate purposes, including working capital and operational expenses, as defined in the Loan Agreement. As of December 31, 2024 the Company had drawn down $11.1 million of the Needham LOC.
Tangela Holdings, LTD
On June 11, 2024, the Company executed the First Amendment to the NGC Note (the “First Amendment”). The First Amendment modified the maturity date from July 11, 2024 to 10 business days following a demand made by Tangela. All other terms of the NGC Note remain unchanged. On September 3, 2024, the Company executed the Second Amendment to the NGC Note (“the Second Amendment”). The Second Amendment modified the interest rate to 12% per annum and extended the maturity date to December 16, 2024. On December 12, 2024, the Company executed the Third Amendment to the NGC Note (“the Third Amendment”). The Third Amendment extended the maturity date to March 31, 2025.
Asset-based revolving credit facility
On August 25, 2023, the Company entered into an asset-based revolving credit facility (the “ABL Facility”) with EWB that provided for borrowings up to $6.5 million immediately drew down $6.5 million (the “EWB Note”) with a maturity date of August 25, 2024. On March 26, 2024, the Company signed an agreement (the “1st Change in Terms Agreement”), increasing the ABL Facility to $10 million and extending the maturity date of the EWB Note to August 25, 2025. On June 14, 2024, the Company executed an amendment to the 1st Change in Terms Agreement, increasing the ABL Facility by an additional $2 million to $12 million. No other changes were made to the asset-based revolving credit facility.
Equity Offering
In order for the Company to comply with the conditions precedent to the TSX Listing, on October 3, 2023, the Company closed a marketed offering of SVS, for total gross proceeds to the Company of C$16.2 million. The SVS were offered in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement dated September 28, 2023, to the Company's base shelf prospectus dated December 30, 2022 and, in the U.S., on a private placement basis to “qualified institutional buyers” pursuant to exemptions from the registration requirements of the Securities Act and applicable state securities laws.
Cash Flows
The following table summarizes the sources and uses of cash for each of the periods presented:

	Years Ended		Variance
	December 31, 2024	December 31, 2023	$	%
Net cash provided by (used in) operating activities from:
Continuing operations	$163,293	$91,244	$72,049	79%
Discontinued operations	(723)	(15,983)	15,260	(95)%
Net cash provided by operating activities	162,570	75,261	87,309	116%
Net cash (used in) provided by investing activities from:
Continuing operations	(96,174)	(80,953)	(15,221)	19%
Discontinued operations	2,345	2,266	79	3%
Net cash used in investing activities	(93,829)	(78,687)	(15,142)	19%
Net cash (used in) provided by financing activities from:
Continuing operations	(54,094)	(66,994)	12,900	(19)%
Discontinued operations	(144)	(23)	(121)	526%
Net cash used in financing activities	(54,238)	(67,017)	12,779	(19)%
Net increase (decrease) in cash, cash equivalents and restricted cash	$14,503	$(70,443)	$84,946	(121)%

Operating Activities
Net cash provided by operating activities was $162.6 million and $75.3 million during the years ended December 31, 2024 and 2023, respectively.
For the year ended December 31, 2024, Net cash provided by operating activities from continuing operations was $163.3 million, driven primarily by income from operations, partially offset by cash interest payments for debt service and lease obligations, a planned build up in accounts receivable reflecting the Company’s expansion of its wholesale operations and a build in inventory to support expected operational growth. In addition, the Company’s revised position on Section

280E and its applicability to the Company, resulted in a significant reduction in the Company’s current income tax liabilities. For further details, see sections Components of Our Results of Operations and Regulatory Environment: Issuers With U.S. Cannabis-Related Operations of this MD&A as well as Note 3 — Significant accounting policies and Note 23 — Income Taxes of the accompanying Consolidated Financial Statements.

For the year ended December 31, 2023, Net cash provided by operating activities from continuing operations of $91.2 million was primarily attributable to income from operations, partially offset by cash payments for taxes, operating and finance lease liabilities and debt service during the period.

The significant reduction in Net cash used in operating activities from discontinued operations during 2024 was primarily due to the completion of the wind-down of operations that were reclassified as discontinued operations in 2023.
Investing Activities
Net cash used in investing activities was $93.8 million and $78.7 million during the years ended December 31, 2024 and 2023, respectively.
For the year ended December 31, 2024, Net cash used in investing activities from continuing operations was $96.2 million, driven by the Company’s strategic spend on capital expenditures, acquisitions and adult use licenses (classified as intangible assets) to support its growth trajectory and market expansion. These cash outflows were partially offset by proceeds the Company received from its asset sales, including divestitures of certain entities classified as held-for-sale or discontinued operations in 2023.
For the year ended December 31, 2023, Net cash used in investing activities from continuing operations of $81.0 million was primarily attributable to purchases of property and equipment.
The increase in Net cash provided by investing activities from discontinued operations during the current year ended is primarily due to the Company’s consummation of certain dispositions that had been classified as discontinued operations in 2023.
Financing Activities
The Company’s financing activities used $54.2 million and $67.0 million of cash during the years ended December 31, 2024 and 2023, respectively.
For the year ended December 31, 2024, Net cash used in financing activities from continuing operations was $54.1 million, driven largely by the Company’s principal payments on the Bloom Notes (as defined herein) and Senior Secured Notes (as defined herein) as well as the Company’s lease obligations. In addition, the Company settled its deferred consideration obligation in connection with the second anniversary of the Company’s acquisition of Tryke. Offsetting these contractual obligation payments, in the current year ended, the Company (i) increased its asset-based revolving credit facility with EWB, borrowing an additional $5.5 million, and (ii) established a revolving line of credit with Needham Bank, upon which the Company drew down $11.1 million. For further details, see Note 15 — Notes payable of the accompanying Consolidated Financial Statements. Unlike the prior year ended, payments made by the Company on its contingent consideration obligations consisted of equity issuances only.
For the year ended December 31, 2023, Net cash used in financing activities from continuing operations of $67.0 million consisted primarily of principal payments on the Company’s finance leases and long-term debt as well as deferred consideration and contingent consideration obligations resulting from acquisitions in prior years. Payments made by the Company on its deferred and contingent consideration obligations consisted of cash payments and equity issuances.

Contractual Obligations and Commitments
As of December 31, 2024, future principal payment obligations related to the Company’s notes payable were as follows:

Fiscal year:	Amount
2025	$102,195
2026	471,395
2027	318
2028	2,304
2029 and thereafter	3,191
Total future principal payments	$579,403
Interest rates on the Company’s various borrowings range from 4.0% to 15.0% per annum.
As of December 31, 2024, maturities of the Company’s lease liabilities, under its non-cancelable leases, and financial obligations December 31, 2024 were as follows:

Fiscal year:	Operating Leases	Finance Leases	Financial Obligations
2025	$29,757	$27,753	$30,264
2026	28,524	28,175	31,078
2027	26,709	28,724	28,944
2028	24,856	28,061	29,763
2029	20,890	27,928	30,296
2030 and thereafter	41,203	126,741	209,491
Total undiscounted remaining minimum lease payments	171,939	267,382	359,836
Less: imputed interest	(48,414)	(105,704)	(150,941)
Total discounted remaining minimum lease payments	$123,525	$161,678	$208,895

The changes in the Company’s contingent consideration liability as of December 31, 2024 and 2023 are as follows:

	HMS	EMMAC(1)	Sapphire	Four20	Tryke(3)	NGC(2)	Total
Total contingent consideration liability, December 31, 2022	$1,854	$10,361	$3,895	$4,690	$8,310	$—	$29,110
Payments of contingent consideration	(1,854)	(4,529)	(4,112)	(3,414)	—	—	(13,909)
Revaluation of contingent consideration	—	(1,729)	—	1,163	989	—	423
Effect of exchange rate differences	—	621	217	163	—	—	1,001
Total contingent consideration liability, December 31, 2023	—	4,724	—	2,602	9,299	—	16,625
Contingent consideration recognized on acquisition	—	—	—	—	—	6,352	6,352
Issuance of SVS as settlement of contingent consideration	—	—	—	(3,581)	(9,299)	—	(12,880)
Revaluation of contingent consideration	—	(1,820)	—	1,058	—	(3,042)	(3,804)
Effect of exchange rate differences	—	(67)	—	(79)	—	—	(146)
Total contingent consideration liability, December 31, 2024	—	2,837	—	—	—	3,310	6,147
Less: Contingent consideration liability - current	—	—	—	—	—	(3,310)	(3,310)
Contingent consideration liability - net of current	$—	$2,837	$—	$—	$—	$—	$2,837

(1) Consideration is contingent on the ability of EMMAC (as defined herein) to obtain a recreational cannabis license in Europe and is payable in both cash and SVS upon achievement. Payouts, if any, are expected in January 2027.

(2) Consideration was contingent on NGC achieving certain margin targets during the fiscal year ending December 31, 2024 and is payable in both cash and SVS. Payouts are expected to occur in the first quarter of 2025.

(3) Consideration was contingent on Tryke achieving certain EBITDA targets and resolution of certain indemnity claims. In January 2024, the Company issued 2,367,000 SVS to the sellers of Tryke upon expiration of the indemnification period, which expired 15 months after the closing date of the Tryke acquisition.

The changes in the Company’s deferred consideration liability as of December 31, 2024 and 2023 are as follows:

	Deseret	Tryke(1)	NRPC(2)	Curaleaf Poland(3)	Total
Total deferred consideration liability, December 31, 2022	$—	$59,300	$2,000	$—	$61,300
Deferred consideration recognized on acquisition	12,553	—	—	—	12,553
Interest expense on deferred consideration	—	9,710	—	—	9,710
Change in fair value on deferred consideration paid	(2,637)	—	—	—	(2,637)
Payments of deferred consideration	(9,916)	(27,358)	—	—	(37,274)
Total deferred consideration liability, December 31, 2023	—	41,652	2,000	—	43,652
Deferred consideration recognized on acquisition	—	—	—	1,218	1,218
Interest expense on deferred consideration	—	5,913	—	—	5,913
Effect of exchange rate differences	—	—	—	82	82
Reversal of interest expense on deferred consideration	—	(11)	—	—	(11)
Change in fair value on deferred consideration paid	—	—	—	(796)	(796)
Post-closing purchase price adjustment (4)	—	(3,740)	—	—	(3,740)
Payments of deferred consideration	—	(11,250)	—	—	(11,250)
Total deferred consideration liability, December 31, 2024	—	32,564	2,000	504	35,068
Less: Deferred consideration liability - current	—	(32,564)	—	(504)	(33,068)
Deferred consideration liability - net of current	$—	$—	$2,000	$—	$2,000

(1) Deferred consideration is related to the second and third anniversary payment due from the Company to the sellers of Tryke of $21.2 million and $25.0 million, respectively. The second anniversary payment consists of a lump sum payment and monthly installments through October 2025. The third anniversary payment is due in October 2025, and the implied interest rate is 10%.

(2) Deferred consideration is related to the settlement of pending litigation.
(3) Deferred consideration was related to Curaleaf Poland achieving certain earnings metrics and is payable in both cash and SVS. Payouts are expected to occur in the first quarter of 2025.
(4) On October 4, 2024, the Company entered into a settlement agreement with the sellers of Tryke Companies, pursuant to which the Company received a $3.7 million post-closing purchase price adjustment that reduced the Company’s second anniversary payment.

Summary of Quarterly Results

	Three months ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Revenues, net	$331,054	$330,530	$342,286	$338,932	$345,269	$333,172	$335,551	$332,640
Cost of goods sold	173,691	170,014	181,821	178,028	189,077	183,120	187,788	172,198
Gross profit	157,363	160,516	160,465	160,904	156,192	150,052	147,763	160,442
Operating expenses	166,644	151,287	152,918	148,202	142,225	134,838	152,040	142,463
Other expense, net	(67,950)	(21,011)	(24,709)	(24,156)	(74,593)	(51,169)	(20,360)	(21,127)
Net loss from continuing operations	(71,777)	(44,348)	(48,553)	(51,543)	(57,652)	(70,835)	(66,588)	(43,880)
Net (loss) income from discontinued operations	(6,696)	1,620	(1,277)	567	(7,995)	(22,894)	(7,904)	(12,589)
Net loss	(78,473)	(42,728)	(49,830)	(50,976)	(65,647)	(93,729)	(74,492)	(56,469)
Less: Net loss attributable to non-controlling interest	(910)	(2,032)	(945)	(2,697)	(2,419)	(1,382)	(3,250)	(2,089)
Net loss attributable to Curaleaf Holdings, Inc.	$(77,563)	$(40,696)	$(48,885)	$(48,279)	$(63,228)	$(92,347)	$(71,242)	$(54,380)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.12)	$(0.07)	$(0.06)	$(0.07)	$(0.09)	$(0.13)	$(0.10)	$(0.08)
Weighted average common shares outstanding – basic and diluted	748,936,695	742,535,355	740,787,287	736,147,618	733,514,919	725,319,477	719,269,057	718,117,628
Over the last eight quarters, Revenues, net has been impacted by the following factors:
•Organic and acquisitional growth over the period;
•Increased focus on increasing the Company’s brand presence and wholesale operations;
•Divestiture of certain discontinued operations and
•Increased competition due to the launch and expansion of competing dispensaries in the Company’s existing markets.
Over the last eight quarters, Net loss has been affected by the following factors:
•Impact of the items affecting revenue, as outlined above;
•Costs associated with adjustments to assets held for sale carrying values;
•Timing of leases signed and costs associated with the opening of new and/or expanded retail locations;
•Impact of lower fixed cost of goods sold absorption resulting from operational capacity adjustments throughout the period;
•Impact of failed adult use initiatives on inventory levels and strategic capital investments;
•Timing, nature and settlement of acquisition-related costs and obligations;
•Costs incurred in connection with debt issuances and debt refinancing;
•Costs incurred in connection with the TSX Listing and the Reorganization;
•Increased labor and product costs due to inflationary factors and
•Implementation of strategic cost optimization measures.
Acquisitions Completed During the Years Ended December 31, 2024 and 2023
During the year ended December 31, 2024, the Company completed the following acquisitions:
•Q1 2024: Dark Heart;
•Q1 2024: Curaleaf Poland S.A;

•Q2 2024: Northern Green Canada Inc.
During the year ended December 31, 2023, the Company completed the following acquisitions:
•Q2 2023: Deseret Wellness, LLC;
•Q3 2023: Clever Leaves.
Further details on the acquisitions completed during the years ended December 31, 2024 and 2023 are as follows:
2024
Dark Heart
On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. via forgiveness of a $7.0 million promissory note plus interest and cash consideration of $1.7 million. The acquisition provided the Company with the opportunity to continue expanding its domestic and international operations, as assets consisted of proprietary cannabis genetics and know-how (including all equipment and lease rights associated with Dark Heart Nursery’s laboratory); the strains from which will be distributed to the Company’s various other cultivation facilities, both domestic and international.
Curaleaf Poland S.A.
On February 2, 2024 the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A., now known as Curaleaf Poland S.A. (“Curaleaf Poland”) for total consideration of €1.5 million, which consisted of equal parts cash consideration and equity consideration. Additionally, the transaction included deferred consideration based on Curaleaf Poland’s future performance. Curaleaf Poland is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Curaleaf Poland increased the Company’s international footprint.
NGC
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of NGC for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its European Union Good Manufacturing Practice (“EU-GMP”) certified product offering. The acquisition of NGC has equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, Poland and the U.K. as well as supporting the Company’s expansion into new international markets.
2023
Deseret
On April 6, 2023 the Company completed the acquisition of Deseret, the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition included three retail dispensaries located in the cities of Park City, Provo and Payson. The Deseret acquisition immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles and concentrates.
Clever Leaves’ Asset Acquisition
On July 5, 2023, Curaleaf Portugal LDA, a subsidiary of Curaleaf International, acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal, for cash consideration, inclusive of direct transaction costs, of €2.7 million. The Clever Leaves acquisition strategically positioned the Company to expand its cultivation capacity at Curaleaf Portugal to meet the expected growth across Europe, especially within the Company’s core markets: Germany and the U.K.

Off-Balance Sheet Arrangements
The Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.
Related Party Transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The following table summarizes the Company’s transactions with related parties during the years ended December 31, 2024 and 2023:

	Related party transactions
	Years Ended		Balance receivable (payable) as of
Transaction	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Consulting fees (1)	$3,975	$915
Travel and reimbursement (2)	28	45
Rent expense (3)	236	—
Platform fees (4)(5)	3,274	2,069
Senior Secured Notes - 2026 (6)	883	886	$10,000	$10,000
	$8,396	$3,915	$10,000	$10,000

(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board member, (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, CEO, Chairman and control person of the Company (including funds managed by Measure 8), (iii) Architecture & Engineering Solutions, LLC, a company controlled by an immediate family member of Luke Flood, a senior vice president of the Company and (iv) PNP Construction LLC, a company controlled by an immediate family member of Karim Bouaziz, a former senior vice president of the Company. There are on-going contractual commitments related to these transactions. Consulting fees incurred for Architecture & Engineering Solutions, LLC and PNP Construction LLC were $0.2 million and $3.8 million for the year ended December 31, 2024, respectively. No fees were paid to Frontline Real Estate Partners, LLC or Measure 8 during the year ended December 31, 2024. Consulting fees incurred for Frontline Real Estate Partners, LLC and Measure 8 were $0.4 million each for the year ended December 31, 2023. No consulting fees were incurred for Architecture & Engineering Solution, LLC and PNP Construction during the year ended December 31, 2023.
(2)Travel and reimbursement relate to payments made to various Board members for reimbursements of expenses incurred while performing their duties in that capacity.
(3)Rent expense relates to a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board member. There are on-going contractual commitments related to the lease arrangement.
(4)Leaf Trade and Sweed provide Curaleaf with their B2B platform for the Company’s wholesale operations in exchange for fees to use the platform. Measure 8 acquired a 6.19% stake in High Tech Holdings, Inc. (“High Tech Holdings”), the parent holding company of Leaf Trade and Sweed, and received a seat on the board of directors of High Tech Holdings.
(5)Platform fees for Fyllo. Mitchell Kahn, a Board member, is also on Fyllo’s board of directors.
(6)Baldwin Holdings, LLC (“Baldwin Holdings”), in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, holds $10 million of the Company’s Senior Secured Notes - 2026; and therefore, a portion of interest expense recognized by the Company under the Senior Secured Notes - 2026 is attributable to Baldwin Holdings. The Senior Secured Notes – 2026 contain certain repayment and interest components that represent on-going contractual commitments.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consist of the Company’s executive management team and management directors.
Compensation related to key management personnel compensation for the years ended December 31, 2024 and 2023 were as follows:

	Years Ended
Key management personnel compensation	December 31, 2024	December 31, 2023
Share-based payments	$12,102	$6,323
Short-term employee benefits	4,541	5,326
Other long-term benefits	39	34
	$16,682	$11,683
Changes in or Adoption of Accounting Principles
The Company has implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded.
Recently Adopted Accounting Standards
Effective January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. Upon adoption, ASU 2023-07 did not materially impact the Consolidated Financial Statements, other than to expand the disclosures within Note 25 — Segment reporting of the Company’s Consolidated Financial Statements. There was no impact to the Company’s consolidated financial position, results of operations or cash flows.
Effective January 1, 2024, the Company adopted ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 is intended to simplify the accounting for convertible instruments and contracts in an entity’s own equity by (i) eliminating certain separation models, such as the beneficial conversion feature and cash conversion models, which previously required issuers to separately account for conversion features in equity instruments, (ii) requiring the dilutive earnings per share impact of convertible instruments to be determined based on the if-converted method and (iii) reducing the scope of ASC 815-40, Derivatives and Hedging, so that additional types of instruments qualify for equity classification. Upon adoption, ASU 2020-06 did not impact the Company’s consolidated financial position, results of operations or cash flows, as the Company did not possess any in-scope equity instruments. The Company applies the if-converted method to calculate the dilutive impact to the Company’s earnings per share of the Conversion Amount (as defined within) associated with the Company’s Bloom Notes 2025 (as defined within). See Note 15 — Notes payable and Note 24 — Earnings per share of the Company’s Consolidated Financial Statements for further details.
Global Minimum Tax Rules - Pillar Two
Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate, as described in the Global Anti-Base Erosion Model Rules (otherwise known as Pillar Two) issued by the Organization for Economic Co-operation and Development. Under Pillar Two, a minimum effective tax rate of 15% would apply to multinational companies with consolidated revenues above €750 million. Pillar Two is effective for fiscal years beginning on or after January 1, 2024, in several jurisdictions in which the Company operates. Upon enactment, Pillar Two did not have a material impact on the Company’s Consolidated Financial Statements, and there was no material impact to the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Standards
In November 2024, the FASB issued ASU 2024-04, Debt with Conversion and Other Options (“ASU 2024-04”). ASU 2024-04 clarifies the requirements for accounting for a settlement of a convertible debt instrument as an induced conversion and applies to convertible debt instruments with cash conversion features as well as debt instruments that are not currently convertible. ASU 2024-04 is effective for all entities for annual periods beginning after December 15, 2025, and interim periods within those annual periods, and can be applied either on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-04 to the Company and its consolidated financial statements upon adoption.
In November 2024, the FASB issued ASU 2024-03, Reporting Comprehensive Income - Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 requires public business entities to provide disaggregated disclosures of specific income statement expense categories, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, depletion and selling expenses. The amendments introduced by ASU 2024-03 aim to enhance transparency by offering investors more detailed insights into an entity’s expense structure. This additional information is intended to improve investors' ability to understand an entity’s cost structure and to forecast future cash flows. ASU 2024-03 is effective for all entities for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and can be applied either on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-03 to the Company and its consolidated financial statements upon adoption.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09, among other things, requires that public business entities on an annual basis (1) disclose specific categories in the effective tax rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). ASU 2023-09 is effective for all other entities for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 to the Company and its consolidated financial statements upon adoption.
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments introduced by ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in FASB’s Codification with the SEC’s regulations. ASU 2023-06 is effective for all other entities, two years after the effective date of the SEC’s removal of the related disclosure requirements from Regulation S-X or Regulation S-K. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.
In August 2023, the FASB issued ASU 2023-05, Business Combinations— Joint Venture Formations (“ASU 2023-05”). ASU 2023-05, among other things, (1) defines a joint venture as the formation of a new entity without an accounting acquirer and (2) requires that a joint venture measure its identifiable net assets and goodwill, if any, at the formation date, such that the initial measurement of a joint venture’s total net assets is equal to the fair value of 100% of the joint venture’s equity, including any noncontrolling interest in the net assets of the joint venture. ASU 2023-05 is effective for all joint ventures with a formation date on or after January 1, 2025. Early adoption is permitted. The Company will comply with ASU 2023-05 on joint ventures formed on or after January 1, 2025.

Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time. The Company relies upon historical experience, observable trends and various other assumptions to develop reasonable significant estimates and assumptions, which are then regularly reviewed and updated, as needed, by management. Changes in estimates are accounted for prospectively and are based upon on-going trends or subsequent settlements and the sensitivity level of the estimates and assumptions to changes in facts and circumstances. Although the Company believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether the Company has a controlling financial interest of a legal entity in which it does not have a majority voting interest is subject to significant judgment and estimates. Considerations include, but are not limited to, voting interests of the VIE, management, service and other agreements with the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. See Note 29 — Variable interest entities of the Consolidated Financial Statements for further detail.
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.
The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets, management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied. The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures, which are based on the historical operations of the acquiree together with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenues. See Note 4 — Acquisitions of the Consolidated Financial Statements for further detail.
Share-based compensation - Stock options
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or stock units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that might affect the fair value of the stock option or stock units. In estimating fair value, management is required to make certain significant assumptions and estimates, such as the expected life of stock options, expected volatility in the future price of the Company’s outstanding SVS, expected risk-free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 18 — Share-based compensation of the Consolidated Financial Statements for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. In order to determine the amount, if any, the carrying value of its goodwill might be impaired, the Company performs the analysis on a reporting unit level, using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. Not only is the determination of the Company’s reporting units subject to significant management judgment, management has to apply significant judgments in assessing the various inputs that drive the fair value of a reporting unit, such as historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 12 — Intangible assets, net and Goodwill of the Consolidated Financial Statements for further detail.
Impairment of long-lived assets
The Company evaluates the recoverability of its long-lived assets (or asset groups) whenever events or changes in circumstances indicate that their carrying value may not be recoverable. This evaluation requires significant management judgment and involves identifying and interpreting key factors, such as significant adverse changes in (i) the market price of a long-lived asset; (ii) the extent or manner in which a long-lived asset is used; or (iii) legal factors or the business climate. Additionally, management’s considerations may include whether (iv) the Company’s accumulated investment in its long-lived asset(s) significantly exceeds the amount originally expected; (v) the Company is experiencing or projecting ongoing operating or cash flow losses; or (vi) it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly earlier than its previously estimated useful life. If management determines the recoverability of the Company’s long-lived asset(s) may not be recoverable, management exercises significant judgment in estimating the undiscounted future cash flows of the affected long-lived asset(s). Changes in the underlying assumptions or conditions can materially affect the value of the Company’s long-lived assets as reported in its consolidated financial statements. See Note 10 — Property, plant and equipment, net, Note 11 - Leases and Note 12 — Intangible assets, net and Goodwill for further detail.
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. The Company’s estimates are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net of the Consolidated Financial Statements for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information.
Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;

iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification to held for sale and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell, unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale of the Consolidated Financial Statements for further detail.
Discontinued Operations
Pursuant to ASC 205, the Company classifies held for sale assets and liabilities as discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the Company’s operations and financial results. The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as held for sale and discontinued operations. See Note 6 — Discontinued operations of the Consolidated Financial Statements for further detail.
Redeemable Non-controlling Interest
Valuation and classification of redeemable non-controlling interests involve significant management judgment and estimates. Determining the estimated redemption value of redeemable non-controlling interests requires a discounted cash flow analysis that incorporates assumptions about the Company’s projected revenue, operating margins and cash flows as well as anticipated economic conditions. The Company also has to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on the balance sheet. Changes in redemption value are influenced by forward-looking factors and may require adjustments that impact retained earnings and/or additional paid-in capital. These estimates and judgments are inherently subjective and sensitive to future economic and market conditions. See Note 17 — Redeemable non-controlling interest of the Consolidated Financial Statements for further detail.
New, amended and future accounting pronouncements
The Company has implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board (“FASB”), as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

Summary of Outstanding Security Data
The Company had the following securities issued and outstanding as of February 27, 2025:

Securities	Number of Securities
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	660,736,626
Restricted Share Units	7,647,827
Stock Options	29,339,347

Financial Instruments and Financial Risk Management
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of the fair value hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
The Company’s financial instruments consist of cash, cash equivalents, restricted cash, notes receivable, equity investments, accounts payable, accrued expenses, long-term debt, contingent and deferred consideration liabilities and a redeemable non-controlling interest contingency.
The fair values of cash, restricted cash, cash equivalents, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying values of the Company’s contingent consideration liabilities approximate fair value as they are measured at fair value on a recurring basis. The carrying values of the Company’s deferred consideration liabilities, which are initially recorded at fair value on the acquisition date, approximate fair value, as these liabilities accrete in value each reporting period until payment is due. The carrying value of the Company’s Redeemable NCI approximates fair value. The carrying value of the Company’s Redeemable NCI is impacted by both the share of comprehensive income (loss) attributable to the Company’s non-controlling interest holder as well as the recurring remeasurement of the estimated redemption value of the Redeemable NCI.

The carrying value and fair value of the Company’s Notes payable was $568.6 million and $560.0 million, respectively, as of December 31, 2024. The carrying value and fair value of the Company’s Notes payable was $587.8 million and $530.9 million, respectively, as of December 31, 2023.
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include its long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. Fair value measurements of these assets are derived using inputs that are not based on observable market data and are classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 12 — Intangible assets, net and Goodwill for further details.
Recurring fair value measurements
The Company’s assets measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. Fair value measurements of these financial instruments are derived using inputs that are not based on observable market data and are, therefore, classified within Level 3 of the fair value hierarchy.
For further details about the Company’s financial instruments and financial risk management, see Note 28 — Fair value measurements and financial risk management.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential financial loss to the Company, if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s accounts receivable and notes receivable. The maximum credit exposure as of December 31, 2024 and 2023 equates to the carrying amount of cash, cash equivalents, restricted cash, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers, as 77% and 81%, as of December 31, 2024 and 2023, respectively, were derived from the

Company’s retail dispensaries. All of the Company’s cash, cash equivalents and restricted cash are placed with major U.S. financial institutions, and accounts at each institution are insured by the FDIC up to $250,000. The Company’s cash balances in certain bank deposit accounts, at times, may exceed federally insured limits.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. Pursuant to ASC 310, Receivables, the Company recognizes its accounts receivable, net of an allowance for credit losses, on the Consolidated Balance Sheets, in order to present its accounts receivable at the expected realizable value. The Company’s allowance for credit losses is reviewed by management each reporting period, and adjustments are made, if necessary, based on the Company’s historical experience and management’s assessment of the current economic environment. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize associated risks.
Liquidity risk
Liquidity risk is the risk that the Company will not have sufficient liquidity to settle its financial obligations and liabilities when due. The Company manages liquidity risk through the management of its capital structure.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company, under which $460 million and $475 million aggregate principal amount remained outstanding as of December 31, 2024 and 2023, respectively. See Note 15 — Notes payable – Senior Secured Notes - 2026. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and financial negative covenants. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. Such a breach could have a material adverse impact on the Company’s financial position.
In connection with the Bloom acquisition, the Company issued three sets of Bloom Notes for aggregate gross proceeds of $160 million. As of December 31, 2024 and 2023, $76.5 million and $107.5 million of aggregate principal amount remained outstanding, respectively. See Note 15 — Notes payable – Bloom Notes for further details. If the Company fails to make scheduled payments under the Bloom Notes or breaches the covenants under the pledge and security agreement governing the Bloom Notes, the Bloom Lenders may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateralized assets pledged under the Bloom Notes. Such a breach could have a material adverse impact on the Company’s financial position.
In November 2024, the Company entered into the Loan Agreement with Needham Bank, establishing a revolving line of credit for up to $40.0 million, under which the Company had drawn down $11.1 million as of December 31, 2024. See Note 15 — Notes payable – Needham Bank for further details. The Loan Agreement contains numerous positive and negative financial covenants. If the Company breaches a covenant under the Loan Agreement, Needham Bank may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. Such a breach could have a material adverse impact on the Company’s financial position.
Currency Risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of December 31, 2024 and 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash, cash equivalents and restricted cash bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect its results of operations.

Regulatory Environment: Issuers With U.S. Cannabis-Related Operations
In response to the on-going conflict between U.S. federal and U.S. state regulatory frameworks governing cannabis-related activities, the Canadian Securities Administrators issued Staff Notice 51-352, Issuers with U.S. Marijuana-Related Activities, which outlines industry-specific disclosure requirements for Canadian reporting issuers with operations or investments in the U.S. cannabis industry.
Pursuant to Staff Notice 51-352, the following disclosure is aimed at providing further details regarding:
•the Company’s involvement in the U.S. cannabis industry and quantifying the Company’s balance sheet and operating statement exposure to U.S. cannabis-related activities
•statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action as a result of the Company’s involvement with cannabis-related activities;
•the risks related to the Company’s involvement in cannabis-related activities, including, among others, (i) the risk that third party service providers could suspend or withdraw services and (ii) the risk that regulatory bodies could impose certain restrictions on the Company’s ability to operate in the U.S.;
•the Company’s and its affiliates’ ability to access both public and private capital as well as the financing options that are and are not available to the Company and its affiliates to support continuing operations;
•the cannabis-related regulations and applicable licensing requirements of each U.S. state in which the Company and its affiliates operate as well as the Company’s program for monitoring compliance with these regulations and licensing requirements; and
•the status of the Company’s compliance with the cannabis-related regulatory framework and applicable licensing requirements of each U.S. state in which the Company and its affiliates operate.
The Company’s Involvement in the U.S. Cannabis Industry
In the U.S., the cannabis industry remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the Controlled Substances Act (the “CSA”).
In the U.S., the Company and its affiliates are directly involved in the cannabis industry in certain U.S. states that have legalized the medical and/or adult use of cannabis. Currently, the Company and its affiliates hold the requisite licenses to engage in the cultivation, manufacture, processing, distribution and sale of cannabis, as permitted, in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. In addition, the Company has partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania and on November 14, 2024, was granted the license to operate the first Marijuana Research Facility in Massachusetts.
For the year ended December 31, 2024, 92.0% of the Company’s Total revenues, net were directly derived from U.S. cannabis-related activities. The Company does not differentiate its net assets between those directly derived from cannabis-related activities and those that are unrelated; therefore, such information is not presented.
Regulatory Frameworks Governing Cannabis-Related Activities in the U.S.
Overview of U.S. Federal Regulatory Framework
The Controlled Substances Act
The U.S. federal government regulates drugs, such as cannabis, through the CSA, which places controlled substances in one of five different schedules. Currently, cannabis, except hemp containing less than 0.3% (on a dry weight basis) of tetrahydrocannabinol (“THC”), the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the DEA considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the

U.S. and a lack of accepted safety for use of the drug under medical supervision1. As a result, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts.
While most jurisdictions have a uniform national framework for regulation of cannabis-related activities, in the U.S., cannabis is also regulated at the U.S. state and local jurisdictional levels. As a result, the U.S. states that have legalized the medical and.or adult use of cannabis have regulatory frameworks that are in direct conflict with that of the U.S. federal government.
The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and U.S. federal laws made pursuant to it are paramount and, in case of conflict between U.S. federal and U.S. state law, U.S federal law shall apply. Consequently, although the Company’s activities are compliant with applicable cannabis-related state and local regulations, strict compliance with these state and local regulations may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company.
To address the inconsistent treatment of cannabis under US. federal and U.S. state laws:
•On August 29, 2013, then U.S. Deputy Attorney General James Cole issued a memorandum (the “Cole Memorandum”) offering guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigation and prosecution of cannabis-related activities in all U.S. states. The Cole Memorandum acknowledged that jurisdictions that have legalized cannabis in some form(s) have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the U.S. federal level. While the Cole Memorandum did not provide specific guidelines for what regulatory and enforcement systems would be deemed sufficient by the Department of Justice (the “DOJ”), the Cole Memorandum was seen by many U.S. state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations.
•On January 4, 2018, then U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum, and in the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions became responsible for establishing enforcement priorities for their respective offices. Despite the rescission of the Cole Memorandum, U.S. federal prosecutors appeared to continue to use the Cole Memorandum’s priorities as an enforcement guide. Certain U.S Attorneys, such as Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, would focus cannabis enforcement efforts on: (i) overproduction; (ii) targeted sales to minors and (iii) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.
•On March 10, 2021, Merrick Garland was appointed U.S. Attorney General. During his confirmation hearing, Garland indicated that, under his leadership, the DOJ would focus its resources on violent crime and cartel activity and deprioritize the enforcement of U.S. federal cannabis laws against individuals and state-licensed cannabis businesses.
•On December 2, 2022, H.R. 8454, known as the Medical Marijuana and Cannabidiol Research Expansion Act (the “Research Expansion Act”) was signed into law. The Research Expansion Act, the first piece of standalone federal cannabis reform legislation in U.S. history , established a new, separate registration process for researchers and manufacturers in the cannabis industry, and amongst other things, (i) directs the DEA to register practitioners to conduct cannabis and cannabidiol (“CBD”) research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the Food and Drug Administration (the “FDA”); (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the HHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy and the impact of cannabis on adolescent brain development.
1 21 U.S.C. 812(b)(1).

•On April 30, 2024, the Department of Health and Human Services (the “HHS”), in coordination with the DOJ, recommended to the Drug Enforcement Administration (the “DEA”) that cannabis be rescheduled from Schedule I to Schedule III of the CSA (the “Rescheduling”), and on May 21, 2024, the DEA published a Notice of Proposed Rulemaking (the “NPRM”) signed by U.S. Attorney General Merrick Garland. Rescheduling, which is supported by the National Institute on Drug Abuse, is supported by research studies that concluded cannabis has an accepted medical use in the U.S. and relatively low potential for abuse. The NPRM is subject to evidentiary hearings, a procedural process that allows stakeholders — such as scientists, medical experts, advocacy groups, industry representations and others — to provide testimony and evidence supporting or opposing the NPRM.
•On August 27, 2024, the DEA announced that it would hold a hearing before an administrative law judge on the cannabis rescheduling proposal, a process effectively resembling a trial. The hearing commenced on December 2, 2024. However, on January 23, 2025, the hearing was suspended indefinitely by the administrative law judge in response to a motion submitted by a pro-rescheduling participant in the hearing requesting the DEA to take various corrective actions to address asserted anti-rescheduling bias demonstrated by the DEA. As of the date of this MD&A, no schedule has been set for appeal to the DEA Administrator. At this time, it is unclear time when such appeal may take place or what its outcome may be.
Rescheduling is anticipated to have a substantial impact on the U.S. cannabis industry, including easing restrictions on clinical research into cannabis-based treatments, eliminating the applicability of Section 280E tax provisions and U.S. federal anti-money laundering regulations to state-licensed cannabis businesses, improving access to U.S. banking services and capital markets and reducing insurance liabilities associated with Schedule I substances. It may also contribute to the destigmatization of cannabis use and cannabis-related businesses. However, Rescheduling will not legalize the cultivation, manufacture, processing, distribution and sale of cannabis by state-licensed cannabis business under the CSA.
Companies that operate in the U.S. medical cannabis industry receive a measure of protection from federal prosecution through a “rider” provision to the Consolidated Appropriations Acts, which governs the allocation of federal funding for government operations, programs and agencies. The primary purpose of the rider, known as the “Rohrabacher-Farr Amendment”, is to prohibit the DOJ from using congressionally appropriated funds to interfere with the the rights of U.S. states to regulate and manage the medical use of cannabis. The Rohrabacher-Farr Amendment must be renewed annually as part of the appropriations process; otherwise, the DOJ will regain the ability to use congressionally appropriated funds to enforce federal cannabis prohibitions in U.S. states where medical use of cannabis is permitted. Since fiscal year 2015, Congress has renewed the Rohrabacher-Farr Amendment, and as of the issuance of this MD&A, remains in effect. However, there is no guarantee that the Rohrabacher-Farr Amendment will be renewed by Congress in subsequent fiscal years, and the Rohrabacher-Farr Amendment does not legalize the use of cannabis on the U.S. federal level.
In recent years, numerous bills have been introduced in the Congress of the United States (“Congress”) to directly address directly various aspects of U.S. federal cannabis policies, including the decriminalization of cannabis, the imposition of federal taxes, the establishment of national public health and safety standards and the promotion of social equity and economic opportunities in communities disproportionately impacted by the War on Drugs. Notable amongst these are the Cannabis Administration and Opportunity Act (the “CAOA”) and the Marijuana Opportunity Reinvestment and Expungement (“MORE”) Act. While neither the CAOA nor the MORE Act succeeded in passing Congress, the increasing frequency of cannabis-related legislation being introduced in Congress reflects a growing consensus among industry stakeholders and many members of Congress that relying solely on prosecutorial discretion and temporary legislative riders, such as the Rohrabacher-Farr Amendment, to regulate the U.S. cannabis industry is insufficient to protect state-licensed medical cannabis businesses and medical cannabis patients.
Currently, there is no guarantee that U.S. state laws legalizing and regulating cannabis-related activities will not be repealed or overturned or that local governmental authorities will not limit the applicability of U.S. state laws within their respective jurisdictions. In addition, there is no guaranty that comprehensive U.S. federal legislation to de-schedule and decriminalize cannabis will be passed in the near future or at all, or that if such legislation is passed, it will include provisions that preserve the current state-based cannabis programs under which the Company operates and/or are favorable the Company’s U.S. state-licensed operations. Unless and until Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments, there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law against U.S. state-licensed business.

Although the Cole Memorandum has been rescinded, the Company continues to adhere to the operating policies and procedures that became industry best practice while the Cole Memorandum was in effect to ensure the Company’s
(1)operations are compliant with all licensing requirements as established by the applicable U.S. state, county, municipality, town, township, borough and other political/administrative divisions;
(2)cannabis related activities adhere to the scope of the licensing obtained — for example: in U.S. states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary permits and in U.S states where cannabis is permitted for adult use, the products are only sold to individuals who meet the requisite age requirements;
(3)policies and procedures are effective in restricting the distribution of cannabis products to minors;
(4)policies and procedures are effective in preventing the distribution of funds to criminal enterprises, gangs or cartels;
(5)inventory tracking system(s) and necessary procedures are effective in tracking the Company’s inventory and preventing the diversion of cannabis or cannabis-derived into those states where cannabis is not permitted by state law or across any U.S. state lines;
(6)U.S. state-licensed cannabis business activity is not used as a cover or pretense for the trafficking of other illegal drugs or engaged in any other illegal activity or any activities that are contrary to applicable anti-money laundering statutes; and
(7)cannabis and cannabis-derived products comply with applicable regulations and contain necessary disclaimers about the contents of such products to prevent adverse public health consequences from cannabis use and to prevent impaired driving.
In addition, the Company conducts (i) background checks to ensure that its principal officers and management are of good character and are not involved, or engaged, with other illicit drugs or activities, including activities involving violence or the use of firearms in the cultivation, manufacturing or distribution of cannabis or cannabis-related products; and (ii) ongoing reviews of its cannabis-related operations, the premises on which these operations occur and the policies and procedures established by the Company to regulate the possession of cannabis or cannabis products outside of its licensed premises. See “Compliance and Monitoring” section herein for additional details.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “2018 Farm Bill”) was signed into law. The 2018 Farm Bill amended the definition of cannabis in the CSA, to exclude hemp and defined hemp as the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol (“Delta 9”) concentration of not more than 0.3 percent on a dry weight basis. The 2018 Farm Bill granted to U.S. states the authority to license and regulate the cultivation, production, distribution and sale of hemp and hemp-derived products, such as CBD. Unlike cannabis, hemp and certain hemp-derived products can be distributed and/or sold across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture.
Despite the redefinition of hemp under the 2018 Hemp Bill, the FDA (i) has approved only one prescription drug containing CBD, Epidiolex, (ii) prohibits the marketing of CBD as a dietary supplement, as it is an active ingredient in Epidiolex and (iii) prohibits the addition of CBD, THC or other hemp-derived extracts to food or beverages that are sold across state lines. While the FDA permits the use of CBD in cosmetic products, the product must comply with with the Federal Food, Drug, and Cosmetic Act and cannot make therapeutic claims. In January 2023, the FDA announced that existing regulatory frameworks for foods and supplements are not appropriate for cannabidiol and expressed its intent to work with Congress to develop a new regulatory pathway for CBD products.

Anti-Money Laundering Laws and Access to Capital
Under U.S. federal law, it may potentially be a violation of U.S. federal anti-money laundering statutes for financial institutions to provide services to U.S. state-licensed cannabis businesses, including taking any proceeds from the sale of any Schedule I controlled substance or otherwise introducing them into the U.S. banking system. Due to the CSA categorization of cannabis as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from cannabis sales as deposits. Pursuant to the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”), U.S. banks and other U.S. financial institutions that provide cannabis businesses with a checking account, debit or credit card, small business loan or any other banking service could be charged with money laundering or conspiracy.
While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult use cannabis, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance (the “FinCEN Guidance”) to U.S. prosecutors and certain U.S. financial institutions on how to engage with U.S. state-licensed cannabis businesses in compliance with U.S. federal law. The FinCEN Guidance advised U.S. prosecutors not to focus their enforcement efforts on U.S. banks and other financial institutions that serve cannabis-related entities, provided that the cannabis-related business activities are legal in the respective U.S. state(s) and none of the federal enforcement priorities referenced in the Cole Memorandum are violated — such as keeping cannabis away from children and out of the hands of organized crime. The FinCEN Guidance also clarifies how U.S. banks and other financial institutions can provide depository services to cannabis-related businesses that are consistent with their obligations under the Bank Secrecy Act obligations, including exhaustive customer due diligence and reporting requirements.
While the FinCEN Guidance decreased a certain amount of risk for U.S. banks and other financial institutions considering serving the industry, it does not contain provisions providing such institutions with immunity from prosecution, and it significantly increased the time and cost to U.S. banks and other financial institutions of performing due diligence procedures on each cannabis-related business that they accept as a customer. As such, in practice, the FinCEN Guidance has not increased the willingness of U.S. banks and other financial institutions to provide services to cannabis businesses, and most of these financial institutions continue to decline to operate under the strict requirements provided under the FinCEN Guidance.
The few U.S. state-chartered banks and credit unions that have agreed to work with U.S. state-licensed cannabis businesses are limiting such accounts to small percentages of their total deposits to avoid creating a liquidity risk. As the U.S. federal government can change U.S. banking laws applicable to cannabis-related businesses, at any time and without notice, these U.S. state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits derived from cannabis-related businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other noncannabis business customers. In addition, these state-chartered banks and credit unions charge cannabis-related businesses high fees as a means of passing on the added cost of ensuring compliance with the FinCEN Guidance.
In the absence of comprehensive reform of U.S. federal cannabis legislation that would decriminalize the cannabis industry, various legislative bills have been introduced to Congress that would grant U.S. banks and other financial institutions with immunity from U.S. federal prosecution for servicing cannabis-related businesses that are authorized by, and in compliance with, U.S. state’s regulatory frameworks. Such legislation include the the Secure and Fair Enforcement Regulation (“SAFER”) Banking Act, which the Senate Banking Committee voted to pass by a bipartisan majority of 14-9 The SAFER Banking Act is awaiting a Senate floor vote that while pending is not guaranteed. Despite increasing support from the public and within Congress for the SAFER Banking Act and similar legislation, there can be no assurance that such legislation will ever be passed.
The Company requires equity and/or debt financing to support on-going operations, capital expenditures and acquisitive growth, and traditional bank financing is typically not available to U.S. state-licensed cannabis businesses. Until Congress passes legislation to ease the risks, restrictions and administrative burden to U.S.banks and other financial institutions of servicing cannabis-related businesses, there can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable., and the Company will continue to be subject to restrictions from financial institutions that could limit the Company’s ability to fund on-going operations, capital expenditures or acquisitions. In addition, while the Company has the ability to raise additional funds through issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company.
Heightened Scrutiny by Regulatory Authorities
As outlined above, the Company’s existing operations in the U.S., along with any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities. This heightened scrutiny could lead to restrictions on the Company’s ability to operate or invest in certain jurisdictions. Additionally, it could have implications for the Company’s listings on the TSX and NYSE, as well as its reporting obligations in Canada and the U.S.
Adverse changes in government policies or public opinion could significantly influence the regulation of the cannabis industry in Canada, the U.S. and other jurisdictions. A negative shift in public perception regarding medical and/or adult use cannabis could impact future legislation, regulation or enforcement, potentially leading to the abandonment of initiatives or proposals to legalize medical and adult use cannabis. Violations of U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, civil settlements and/or criminal charges.
Following the TSX Listing, the Company became subject to TSX Requirements2, which prohibit direct or indirect ownership or investment in entities engaged in the cultivation, distribution, or possession of cannabis in the U.S. in violation of federal law. In addition, Curaleaf, Inc. and the Company is subject to certain restrictions on cash or cash-equivalent transfers, whereby, amongst other things:
i.Curaleaf Holdings, Inc. is prohibited from transferring cash to Curaleaf, Inc. or its operations engaged in activities that violate U.S. federal cannabis laws.
ii.Curaleaf, Inc. and its subsidiaries or entities under its control are prohibited from transferring cash to Curaleaf Holdings, Inc., whether through dividends or other means.
Noncompliance with TSX requirements could result in the denial of applications for certain approvals, such as the listing of additional securities or delisting from the TSX.
The clearing of the Company’s SVS is dependent on the Clearing and Depository Services Inc. (“CDS”) for SVS quoted on the TSX and the Depository Trust Company (“DTC”) for SVS quoted on the OTCQX. If the CDS and/or DTC were to impose a ban on the clearing of securities of issuers with cannabis-related activities in the U.S., or if the Company otherwise became ineligible with the CDS and/or DTC, the SVS SVS would become highly illiquid, preventing investors from trading the Company’s shares on the TSX and/or OTCQX.
See the “Risk Factors” section of the AIF for further risk factors associated with the Company and the operations of its U.S. affiliates.
Compliance and Monitoring
The Company uses reasonable commercial efforts to ensure it is in material compliance with the cannabis regulatory environment in the U.S. In addition, the Company actively participates in the regulatory and legislative processes at all levels of the U.S. government—federal, state, and local—through its compliance and government relations departments, legal counsel, third-party consultants and engagement with cannabis industry groups
2 Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual and TSX Staff Notice 2017-0009 (collectively, the “TSX Requirements”).

i.holds all required licenses to cultivate, manufacture, possess and/or distribute cannabis in the respective U.S. state and
ii.remains in good standing and in material compliance with the cannabis regulatory program of each respective U.S. state.
While the Company may occasionally be cited or fined by state regulators for non-compliance with cannabis regulations—such as those related to product labeling, testing, potency, the use of banned additives, or similar matters—the Company is not aware of any circumstances that would likely result in regulatory actions with a material impact to the Company.
The Company is compliant, in all material respects, with the laws and regulations applicable to the cannabis operations of its U.S. affiliates.
The Company’s Compliance Department consists of two vice presidents, three regional directors and state-level compliance officers, reporting up to the Company’s Chief Legal Officer (“CLO”). Each compliance officer monitors local regulatory processes and updates governing bodies in their assigned states, reporting developments to the CLO, and designs and implements strategies in response to regulatory changes. The Company’s compliance department collaborates with third-party legal counsel to ensure compliance with U.S. cannabis laws and regulations.
The Company’s Government Relations Department consists of two vice presidents, Matt Harrell and Don Williams, who work closely with the Company’s management team to develop (i) relationships with U.S. state and local regulators, elected officials and cannabis industry groups and (ii) strategies to protect the Company’s and its’ U.S. affiliates right and ability to participate in the U.S. cannabis industry.
See the “Risk Factors” section of the AIF for further risk factors associated with the Company and the operations of its U.S. affiliates.
Overview of U.S. State Regulatory Frameworks
Despite the continued illegality of cannabis under U.S. federal law, 48 U.S. states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands have legalized some form of cannabis for medical use. In addition, 24 states, the Northern Mariana Island, Guam and the District of Columbia have legalized cannabis for adult use.
Each U.S. state that has legalized medical and/or adult use cannabis imposes unique licensing requirements, limits on the number of facilities a license holder may operate, caps on the number of license holders, and other regulations In addition, all of the U.S. states in which the Company operates have laws permitting the use of cannabis for specific qualifying conditions when recommended by a medical doctor. Adult use, or recreational, cannabis, is sold in licensed dispensaries to adults aged 21 or older.
The Company is compliant, in all material respects, with the laws and regulations applicable to the cannabis operations of its U.S. affiliates in each respective U.S. state.

The following table provides an overview of (i) the U.S. states in which the Company and its U.S. affiliates operate, (ii) the dates on which cannabis was legalized for medical and/or adult use in those U.S. states, (iii) the categories of permitted cannabis-derived products and (iv) the number of dispensaries, processing facilities and cultivation sites owned and/or operated by the Company as of December 31, 2024:

State(9)	Medicinal	Adult use	Dispensaries	Manufacturing	Cultivation	Square	Permitted products
	legalization*	legalization*		facilities	sites	feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	1	3	178,750	X(1)	X	X	X(4)	X
CT	2012	2021	4	1	1	24,510	X(1)	X	X	—	X
FL	2014	—	66	2	2	386,110	X(1)	X	X	X	X
IL	2013	2019	10	1	1	104,418	X(2)	X	X	—	X(3)
MA	2012	2016	4	1	1	59,474	X(2)	X	X	X(5)	X
MD	2013	2022	4	1	1	30,982	X(1)	X	X	X	X
ME	1999	2019	4	1	1	79,926	X	X	X	—	X
MO	2018	2022	—	1	—	—	—	—	X	—	—
ND	2016	—	4	1	1	16,500	X(2)	X	X	X(5)	X
NJ	2010	2020	3	1	2	88,700	X(1)	X	X	X	X
NV	2013	2016	6	2	1	33,866	—	—	X	—	—
NY	2014	2021	6	1	1	110,496	X(1)	X	X	X(5)	X(3)
OH	2016	2023	2	1	1 Level 1	20,100	X	—	X	X(3)	X
PA	2016	—	18	2	2	131,500	X(1)	X(8)	X	X	X
UT	2018	—	4	2	1	67,500	X(2)	—	X	—	—
KY	—	—	—	1(6)	—	—	—	X(7)	—	—	—
			151	20	19	1,332,832

*	Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1)	Extracted oils only
(2)	Oil-based formulations only
(3)	Permitted with approval
(4)	Medical only
(5)	Permitted, but the Company's dispensaries are not yet participating in home delivery.
(6)	In 2024, the Company repurposed its existing leased facility in Lexington, Kentucky, to support its entrance into the hemp market.
(7)	In Kentucky, edibles include hemp-derived edibles and beverages.
(8)	Edibles are explicitly prohibited in the Pennsylvania market. Troches (sublingual) are allowed and commercialized.
(9)	Note the Company has a brand licensing agreement in the state of Oregon that is not included in this chart.
Arizona
Arizona Licensing Scheme
In Arizona, the Arizona Department of Health Services (“AZ DHS”) licenses and regulates medical and adult use cannabis. Licenses allow one dispensary, one processing site, and one cultivation site per licensee. Vertical integration is not required, and off-site processing and cultivation can be shared by cannabis establishments. As of December 31, 2024, there were 185 operating adult use dispensaries.
Arizona Medical Patient Requirements
Qualifying medical conditions in Arizona include, but are not limited to, Alzheimer's; ALS; cancer; chronic pain; Crohn's disease; glaucoma; HIV/AIDS; hepatitis C; PTSD; severe nausea and severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”) and epilepsy.
For a comprehensive list of qualifying conditions, refer to the AZ DHS’ Medical Marijuana Program: https://www.azdhs.gov/licensing/medical-marijuana/index.php#qualifying-home.

Arizona Recent and Proposed Legislation
Proposed Arizona legislation includes: HB2770, allowing interstate cannabis sales if permitted under U.S. federal law; SB1262, empowering social equity licensees to report predatory practices and enabling state investigations and HB2301, prohibiting landlords from evicting tenants for cannabis use.
Connecticut
Connecticut Licensing Scheme
In Connecticut, the Connecticut Department of Consumer Protection (“CT DCP”) licenses and regulates medical and adult use cannabis. Cannabis licensing is divided into five main categories: (i) retail, (ii) cultivation, (iii) manufacturing, (iv) delivery and (v) individual licenses and registrations, and there are 14 distinct license types. Medical dispensaries are required to have a board-certified pharmacist on-site to dispense cannabis. As of December 31, 2024, Connecticut had one medical dispensary and 27 hybrid retailer licenses approved by the CT DCP.
Connecticut Medical Patient Requirements
Qualifying medical conditions include, but are not limited to,
•For Individuals Aged 18 and Over: cancer; glaucoma; HIV/AIDS; neurological disorders (e.g., Parkinson’s, MS, epilepsy, ALS); chronic pain; PTSD; autoimmune diseases; gastrointestinal conditions (e.g., Crohn’s disease, ulcerative colitis); sickle cell disease and fibromyalgia).
•For Individuals Under 18: cerebral palsy; cystic fibrosis; muscular dystrophy; severe epilepsy; terminal illnesses requiring end of life care and intractable neuropathic pain that is unresponsive to standard medical treatments.
For a comprehensive list of qualifying conditions, refer to the DCP’s Medical Marijuana Program: https://portal.ct.gov/dcp/medical-marijuana-program/qualification-requirements.
Connecticut Recent and Proposed Legislation
Retail sales of adult use cannabis commenced in Connecticut on January 10, 2023. Recent legislation defined edible cannabis products, established off-site event permits for retailers and introduced regulations for cannabis labeling and packaging.
Florida
Florida Licensing Scheme
In Florida, the Florida Department of Health Office of Medical Marijuana Use (“FL OMMU”) licenses and regulates medical cannabis. The FL OMMU oversees 27 Medical Marijuana Treatment Centers, which encompass all vertically integrated operations, including cultivation, processing, fulfillment/storage and dispensing. Licenses are not capped; however, local zoning approval is required for each dispensary. As of December 31, 2024, Florida had 702 dispensaries throughout the State.
Florida Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; ALS; Crohn’s disease; Parkinson’s disease; MS; chronic non-malignant pain and terminal conditions.

For a comprehensive list of qualifying conditions, refer to the FL OMMU’s Medical Marijuana Use Program: https://knowthefactsmmj.com/patients/cards/.

Florida Recent and Proposed Legislation
On November 5, 2024, the ballot initiative in Florida to legalize cannabis for adult use and decriminalize the possession of up to three ounces of cannabis failed to secure approval, representing a setback for the expansion of Florida’s cannabis market.
Illinois
Illinois Licensing Scheme
In Illinois, the cannabis licensing framework is overseen by two departments: the Illinois Department of Financial and Professional Regulation for retail licenses and the Illinois Department of Agriculture for cultivation/processing licenses. Licenses types include (i) retail, (ii) cultivation, (iii) craft growers, (iv) infusers and (v) transporters. Regulations limit each entity to a maximum of three cultivation licenses and 10 retail locations. As of December 31, 2024, Illinois had 242 adult use operational dispensaries.
Illinois Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; Crohn’s disease; glaucoma; MS; PTSD; intractable pain; fibromyalgia; hepatitis C; Tourette’s syndrome and rheumatoid arthritis. Patients with valid opioid prescriptions may also qualify.
For a comprehensive list of qualifying conditions, refer to the Illinois Department of Public Health’s Medical Cannabis Program: https://www.dph.illinois.gov/topics-services/prevention-wellness/medical-cannabis.
Illinois Recent and Proposed Legislation
Effective January 22, 2024, the Illinois Department of Agriculture amended the Cannabis Regulation and Tax Act to, amongst other things, allow craft growers to maintain up to 14,000 square feet of canopy space on their premises for plants in the flowering stage.
Maine
Maine Licensing Scheme
In Maine, the Maine Department of Administrative and Financial Services Office of Cannabis Policy is responsible for licensing and regulating medical and adult use cannabis. Licenses are not capped; however, (i) municipalities must opt-in for adult use and (ii) medical dispensary owners must be residents of Maine. Medical licensees can be vertically integrated, with one license allowed per dispensary and one license per entity, subject to local approval and relevant licensing (e.g., tobacco or food licenses). Adult-use cannabis licensing is divided into three categories: retail, cultivation and manufacturing, with licensees permitted to hold licenses in multiple categories. As of December 31, 2024, Maine had 236 operational adult use and 71 medical use dispensaries.
Maine Medical Patient Requirements
Qualifying conditions are determined by a practitioner and include any condition where cannabis is deemed therapeutically or palliatively beneficial.
Maine Recent and Proposed Legislation
Legislation enacted in 2023 introduced key updates to the State Medical Use of Cannabis Act and the Cannabis Legalization Act. The legislation
•defined "cannabis paraphernalia";
•authorized caregivers to sell or provide such paraphernalia to qualifying patients for medical cannabis use;

•clarified that the medical use of cannabis does not allow for the sale, offering or furnishing of products containing tobacco, nicotine or synthetic nicotine, without first obtaining a retail tobacco license; and
•mandated the implementation of a comprehensive seed-to-sale tracking system for cannabis plants, cannabis and cannabis-derived products.
Maryland
Maryland Licensing Scheme
In Maryland, the Maryland Medical Cannabis Commission (“MD MCC”) licenses and regulates medical and adult use cannabis. Licenses are divided into five license types: (i) dispensary, (ii) grower/cultivator, (iii) processor, (iv) independent testing laboratory and (v) ancillary business. Each license is linked to a single facility. Regulations limit an individual or entity to holding an interest in, or control over, no more than one grower license, one processor license and four dispensary licenses. As of December 31, 2024, Maryland had 98 operational dispensaries.
Edible cannabis products are permitted, provided they are shelf-stable, and topicals.
Maryland Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cachexia; chronic pain; severe nausea; severe or persistent muscle spasms; glaucoma; HIV/AIDS; Crohn's disease; PTSD and other severe chronic conditions unresponsive to standard medical treatment. Additionally, all dispensaries must have a clinical director available electronically.
For a comprehensive list of qualifying conditions, refer to the MD MCC’s Medical Cannabis Program: https://cannabis.maryland.gov/Pages/Medical_Cannabis.aspx.
Maryland Recent and Proposed Legislation
Effective July 1, 2023, Maryland legalized the purchase and possession of cannabis for personal use by adults aged 21 and older. Other cannabis-related legislation enacted in 2023 (i) renamed the Alcohol and Tobacco Commission to the Alcohol, Tobacco and Cannabis Commission, (ii) established the Maryland Cannabis Administration (the “Administration”) as an independent state agency and (iii) created a regulatory and licensing framework for adult use cannabis. This framework includes the imposition of a sales and use tax on adult use cannabis sales. Additionally, the Administration is tasked with establishing and maintaining a state-run cannabis testing laboratory to ensure product safety and compliance.
Massachusetts
Massachusetts Licensing Scheme
In Massachusetts, the Massachusetts Cannabis Control Commission (“MA CCC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Medical Treatment Centers (“MTCs”), which are vertically integrated businesses engaged in the cultivating, processing and retailing of their own cannabis and cannabis-derived products for medical use. Adult-use licenses are divided into a range of license types, including (i) retail, (ii) cultivation, (iii) product manufacturing, (iv) testing laboratories, (v) transporters, (vi) couriers, (vii) research facilities, (viii) social consumption establishments, (ix) microbusinesses and (x) delivery services. Licensees are permitted to holding no more than three licenses within a single license type. Additionally, canopy space is capped at 100,000 square feet, which must be distributed across no more than three cultivation licenses and three MTCs. As of December 31, 2024, Massachusetts had 96 operational MTCs.
Massachusetts Medical Patient Requirements
Qualifying conditions include, but are not limited to, cancer; glaucoma; HIV/AIDS; hepatitis C; ALS; Crohn’s disease; Parkinson’s disease and MS, when such diseases are debilitating. Other debilitating conditions require the attestation of a Qualifying Patient’s healthcare provider.

For a comprehensive list of qualifying conditions, refer to the MA CCC's Medical Use of Marijuana Program: https://www.mass.gov/info-details/massachusetts-law-about-medical-marijuana.
Missouri
Missouri Licensing Scheme
In Missouri, the Missouri Department of Health and Senior Services (“MD HSS”) licenses and regulates medical and adult use (also known as “comprehensive licenses”) cannabis. License types are divided into (i) cultivation, (ii) infused product manufacturing, (iii) dispensary, (iv) transportation, (v) testing and (vi) microbusiness. Missouri does not require vertical integration, and each license is tied to a single facility. Facilities are prohibited from being owned, in whole or in part, or managed by any individual with a disqualifying felony offense. Additionally, no owner may hold more than 10% of the total number of medical and adult use licenses within each license type. As of December 31, 2024, Missouri had 215 operational dispensaries.
Missouri Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; intractable migraines; persistent muscle spasms (e.g., MS and Parkinson's); PTSD; Crohn's disease; HIV/AIDS and terminal illnesses. Physicians may certify other chronic, debilitating conditions.
For a comprehensive list of qualifying conditions, refer to the MD HSS’ Medical Marijuana Regulation Program: https://health.mo.gov/safety/cannabis/patient-services.php.
Nevada
Nevada Licensing Scheme
In Nevada, the Nevada Cannabis Compliance Board (“NV CCB”) licenses and regulates medical and adult use cannabis. Cannabis licenses types include (i) cultivation, (ii) product manufacturing, (iii) distribution, (iv) dispensary/retail, (v) testing laboratory and (vi) consumption lounge. Licenses are not capped; however, they are issued only during designated licensing rounds, which are conducted only on an as needed, based on jurisdictional regulations. As of December 31, 2024, Nevada had one medical, 101 hybrid and 102 adult-use operational dispensaries.
Nevada Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, HIV/AIDS; cancer; anorexia nervosa; epilepsy; glaucoma; an autism spectrum disorder; opioid addiction; muscle spasms (including, without limitation, spasms caused by MS) and neuropathic conditions, whether or not such condition causes seizures.
For a comprehensive list of qualifying conditions, refer to the NV CCB’s Medical Marijuana Program: https://dpbh.nv.gov/Reg/MM-Patient-Cardholder-Registry/.
Nevada Recent and Proposed Legislation
Legislation, enacted in 2023, granted the CCB with the authority to take various actions against unlicensed cannabis activities, including seizing and destroying associated cannabis and cannabis-derived products. The CCB is also empowered to allocate resources and take measures to address unlicensed cannabis operations, including investigating and referring cases to appropriate state and/or local law enforcement agencies. In addition, all dispensaries are required to verify consumers ages before selling cannabis or cannabis-derived products to them.
New Jersey
New Jersey Licensing Scheme
In New Jersey, the New Jersey Cannabis Regulatory Commission (“NJ CRC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Alternative Treatment Centers, which are vertically integrated businesses engaged in the cultivating, manufacturing and dispensing of their own cannabis and cannabis-derived products for medical use. Adult use licenses are divided into the following types: (i) cultivation, (ii) manufacturing, (iii) wholesale, (iv) distribution, (v) retail and (vi) delivery. Adult-use licensees may vertically integrate by holding any combination of of the license types simultaneously or by holding wholesale and distributor licenses simultaneously. Licenses are not capped; however, adult use licensees are limited to operating one business per license type. As of December 31, 2024, New Jersey had five medical, 48 hybrid and 146 adult use dispensaries operational.
New Jersey Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety; cancer; chronic pain; epilepsy; glaucoma; HIV/AIDS; Crohn's disease; PTSD; MS and terminal illnesses with a prognosis of less than 12 months.
For a comprehensive list of qualifying conditions, refer to the NJ CRC’s Medicinal Cannabis Program: https://www.nj.gov/cannabis/medicinalcannabis/medicinal/.
New Jersey Recent and Proposed Legislation
Legislation, enacted in 2023, allows licensees to deduct, from taxable income, expenditures that are disallowed currently by the IRS, due to cannabis being a controlled substance under U.S. federal law.
New York
New York Licensing Scheme
In New York, the New York Cannabis Control Board (“NY CCB”), within the Office of Cannabis Management, licenses and regulates medical and adult use cannabis. Medical licenses are granted to ‘registered organizations’, which are vertically integrated businesses permitted to manage one medical cultivation/processing facility and up to four medical dispensaries. Adult use license types include (i) cultivation, (ii) processing, (iii) distribution, (iv) retail and (v) microbusiness operations. As of December 31, 2024, New York had 39 operational registered organization dispensary locations and 282 operational adult use dispensaries.
New York Medical Patient Requirements
Under the OCM’s Medical Cannabis Program certification and registration system, practitioners are authorized to certify patients for medical cannabis use for any condition they believe can be effectively treated with medical cannabis.
For a comprehensive list of qualifying conditions, refer to the NY CCB’s Medical Cannabis Program: https://cannabis.ny.gov/medical-cannabis.
New York Recent and Proposed Legislation
On November 21, 2022, the NY CCB released draft regulations implementing the adult use cannabis program. These regulations included specific provisions outlining the licensing requirements and processes for registered organizations to participate in the adult use market. The draft regulations were published in the New York State Register on June 14th, 2023 and were subsequently approved by the NY CCB on September 12th, 2023. In 2023, litigation was filed challenging the constitutionality of these regulations, resulting in an injunction against the issuance of certain licenses. This litigation was settled in November 2023. As part of the settlement, one group of litigants, military veterans, was granted dispensary licenses, and existing medical operators, including the Company, were permitted to open three dispensaries each.
North Dakota
North Dakota Licensing Scheme
In North Dakota, the North Dakota Department of Health and Human Services (“ND HHS”) licenses and regulates medical cannabis. There are two categories of licenses: manufacturing facilities (which are subdivided into cultivation-only and manufacturing-only) and dispensaries. Each license permits the operation of one dispensary or manufacturing facility per licensee. Currently, the ND HHS is permitted to issue a maximum of two manufacturing facilities licenses and eight dispensary licenses. As of December 31, 2024, all available licenses have been awarded.
Manufacturing facilities are restricted to activities that fall under (i) producing, (ii) processing, (iii) acquiring, (iv) possessing, (v) storing, (vi) transferring and (vii) transporting medical cannabis or medical cannabis-derived products (excluding edibles). Dispensaries are only permitted to purchase cannabis from licensed manufacturing facilities and engage in the storing, delivering, transferring and transporting of medical cannabis.
North Dakota Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; PTSD; epilepsy; MS; Crohn's disease; neuropathies; Tourette’s syndrome; Ehlers-Danlos syndrome; autism spectrum disorder; brain injuries and terminal illnesses.
For a comprehensive list of qualifying conditions, please refer to the ND HHS’ Medical Marijuana Program: https://www.health.nd.gov/mm.
North Dakota Recent and Proposed Legislation
On November 5, 2024, the ballot initiative in North Dakota to legalize cannabis for adult use did not pass, representing a setback for the expansion of North Dakota’s cannabis market.
Ohio
Ohio Licensing Scheme
As of January 1, 2024, regulatory oversight of Ohio’s cannabis program is shared between two departments. The Division of Cannabis Control (“OH DCC”), within the Ohio Department of Commerce, oversees the registration of patients and caregivers and licenses medical cultivators, processors, dispensaries and testing laboratories; The State Medical Board of Ohio certifies physicians to recommend medical cannabis and approve qualifying conditions. The OH DCC is also responsible for licensing and regulating the adult-use cannabis.
The medical market is divided into the following license types: (i) cultivator (Level I and Level II), (ii) processor, (iii) dispensary and (iv) testing. Each license is tied to a single facility. As of December 31, 2024, Ohio had 127 operational dispensaries, with 124 of those operating as both medical and adult use dispensaries.
Ohio Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; epilepsy; severe chronic or intractable pain; PTSD; MS; Parkinson's disease; Crohn's disease; glaucoma; HIV/AIDS; Tourette’s syndrome; traumatic brain injuries; ulcerative colitis and terminal illnesses.
For a comprehensive list of qualifying conditions, refer to the OH DCC’s Medical Marijuana Control Program Patient & Caregiver Registry: https://com.ohio.gov/divisions-and-programs/cannabis-control/patients-caregivers.
Ohio Recent and proposed Legislation
Ohio became the 24th state to legalize adult use cannabis when voters approved Issue 2 in November 2023. The possession and home cultivation of cannabis were legalized effective December 7, 2023. The first proposed rules for adult-use license applications were published on January 29, 2024. License applications opened on June 7, 2024, and provisional licenses were issued on September 7, 2024. All final adult use regulations have been promulgated.

Pennsylvania
Pennsylvania Licensing Scheme
In Pennsylvania, the Pennsylvania Department of Health (“PA DHS”) licenses and regulates medical cannabis. There are three license types: (i) grower/processor, (ii) dispensary and (iii) clinical registrant. As of December 31, 2024, Pennsylvania had 181 operational dispensaries and 12 operational grower/processors. PA DHS also requires each licensed dispensary to have a pharmacist or physician on-site during operating hours.
Pennsylvania Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety disorder; cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; MS; severe chronic or intractable pain; neurodegenerative diseases; Huntington’s disease; opioid use disorder (unresponsive to standard medical treatment) and terminal illnesses.
For a comprehensive list of qualifying conditions, refer to the PA DHS’ Medical Marijuana Program: https://www.pa.gov/agencies/health/programs/medical-marijuana.html.
Pennsylvania Recent and Proposed Legislation
Legislation, enacted in 2023, introduced significant changes to the licensing structure for grower-processors and dispensaries. Previously, only five of the state's 25 grower/processor licensees could also hold dispensary licenses. All other grower/processors were required to sell their products exclusively to licensed dispensaries for resale to patients. Under the new legislation, 10 of the state’s independent grower/processors are eligible to obtain a dispensary license that permits them to operate a maximum of three retail locations. In addition, all independent dispensaries are now eligible to grow and process cannabis-derived products.
Utah
Utah Licensing Scheme
As of January 1, 2024, regulatory oversight of Utah's medical-only cannabis program is shared between two departments: (i) the Utah Department of Agriculture and Food (“UT DAF”), which oversees the licensing of pharmacies (also known as “dispensaries”) and couriers, and (ii) the newly established Cannabis Production Establishment Licensing Advisory Board, within the UT DAF, is responsible for licensing and regulating the cultivation and processing of cannabis for medical use. Licenses are not capped; however, all available pharmacy and cultivation licenses have been issued. Licensees are allowed to hold multiple types of licenses, and licenses are non-transferable and non-assignable. Changes in ownership of less than 50% are permitted without requiring a new license application. As of December 31, 2024, Utah had 15 operating medical dispensaries.
Utah Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, Alzheimer’s disease; ALS; cancer; epilepsy; chronic pain; autism spectrum disorder; Crohn's disease; ulcerative colitis; MS; HIV/AIDS, terminal illnesses with a life expectancy of less than six months and PTSD. PTSD qualifies if the patient is (i) treated and monitored by a licensed health therapist and (ii) diagnosed by a Veterans Administration healthcare provider or (iii) diagnosed or confirmed by a licensed psychiatrist, psychologist, clinical social worker, or psychiatric advanced practice registered nurse.
For a comprehensive list of qualifying conditions, refer to the Utah Department of Health and Human Services’ Center for Medical Cannabis: https://medicalcannabis.utah.gov/.
Risk Factors
A discussion of the risk factors to which the Company is subject is presented in the section entitled “Risk Factors” of the Company’s AIF, which section is incorporated by reference herein. The Company’s shareholders should carefully evaluate the risk factors noted within the AIF, which is made available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) under the Company’s profile.

The risks and uncertainties outlined in the AIF and elsewhere in this MD&A are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment; the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected; and the ability of the Company to implement its growth plans could be adversely affected.
The acquisition of the Company SVS is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company's disclosure and controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act, is a process designed by, or under the supervision of, the Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and is effected by the Company's Board of Directors, management and other personnel, for the purpose of providing reasonable assurance regarding the reliability of the Company’s financial reporting process and preparation of Consolidated Financial Statements in accordance with U.S. GAAP. The Company's disclosure controls and procedures include policies and procedures that (i) relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's Consolidated Financial Statements in accordance with U.S. GAAP and the proper authorization of receipts and expenditures in accordance with the Company’s delegation of authority policies and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's Consolidated Financial Statements. Management, including the CEO and CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2024 and have concluded that said disclosure controls and procedures were effective as of December 31, 2024.
Limitations on Effectiveness of Controls and Procedures
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate due to changing conditions or the degree of compliance with policies and procedures may deteriorate.
Management Report on Internal Controls over Financial Reporting
Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013). Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2024. PKF O'Connor Davies, LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting, as indicated in their report which is included herein.
Changes in Internal Control Over Financial Reporting
There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.